SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2009

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	T	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

An interim report for the first half of 2009 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on August 21, 2009.

CONTENTS

2	Company Profile
3	Principal Financial Data and Indicators
5	Changes in Share Capital and Shareholdings of Principal Shareholders
7	Chairman’s Statement
9	Business Review and Prospects
14	Management’s Discussion and Analysis
26	Significant Events
32	Directors, Supervisors and Senior Management
34	Financial Statements
143	Documents for Inspection
144	Written Confirmation from the Directors and Senior Management

This interim report contains Òforward-looking statementsÓ. All statements, other than statements of historical facts, that address business activities, events or developments that the Company expects or anticipates will or may occur in the future (including, but not limited to projections, targets, reserves and other estimates and business plans) are forward-looking statements. The actual results or developments of the Company may differ materially from those indicated by these forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 21 August 2009 and, unless otherwise required by the relevant regulatory authorities, undertakes no obligation to update these statements.

IMPORTANT NOTICE: THE BOARD OF DIRECTORS AND THE SUPERVISORY BOARD OF CHINA PETROLEUM & CHEMICAL CORPORATION (ÒSINOPEC CORP.Ó) AND ITS DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT WARRANT THAT THERE ARE NO FALSE REPRESENTATIONS, MISLEADING STATEMENTS OR MATERIAL OMISSIONS CONTAINED IN THIS INTERIM REPORT, AND SEVERALLY AND JOINTLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS INTERIM REPORT. THERE IS NO OCCUPANCY OF NON-OPERATING FUNDS BY THE SUBSTANTIAL SHAREHOLDERS OF SINOPEC CORP.. MR.ZHANG YAOCANG, VICE CHAIRMAN OF THE BOARD OF SINOPEC CORP., AND MR. CAO YAOFENG, DIRECTOR OF SINOPEC CORP. COULD NOT ATTEND THE SECOND MEETING OF THE FOURTH SESSION OF THE BOARD FOR REASONS OF OFFICIAL DUTIES. MR. ZHANG YAOCANG AND MR. CAO YAOFENG AUTHORISED MR. LI CHUNGUANG TO VOTE ON THEIR BEHALF IN RESPECT OF THE RESOLUTIONS PUT FORWARD IN THE MEETING OF THE BOARD. MR. SU SHULIN, CHAIRMAN OF THE BOARD, MR. WANG TIANPU, VICE CHAIRMAN AND PRESIDENT AND MR. WANG XINHUA, CHIEF FINANCIAL OFFICER AND HEAD OF THE CORPORATE FINANCE DEPARTMENT WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE INTERIM FINANCIAL STATEMENTS CONTAINED IN THIS INTERIM REPORT. THE AUDIT COMMITTEE OF SINOPEC CORP. HAS REVIEWED THIS INTERIM REPORT FOR THE SIX MONTH ENDED 30 JUNE 2009.

THE INTERIM FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2009 OF SINOPEC CORP. AND ITS SUBSIDIARIES (ÒTHE COMPANYÓ) PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (ÒASBEÓ), AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (ÒIFRSÓ) HAVE BEEN AUDITED BY KPMG HUAZHEN AND KPMG RESPECTIVELY, AND BOTH FIRMS HAVE ISSUED STANDARD UNQUALIFIED OPINIONS ON THE INTERIM FINANCIAL STATEMENTS CONTAINED IN THIS INTERIM REPORT.

COMPANY PROFILE
Sinopec Corp. is the first company in China listed on the stock exchanges in Hong Kong, New York, London and Shanghai, and is also an integrated energy and chemical company with upstream, midstream and downstream operations. The principal operations of the Company include: exploring for and developing, producing and trading crude oil and natural gas; processing crude oil, producing petroleum products and trading, transporting, distributing and marketing petroleum products; producing, distributing and trading petrochemical products. Sinopec Corp.’s basic information is as follows:

REPRESENTATIVE ON SECURITIES MATTERS
Mr. Huang Wensheng

REGISTERED ADDRESS, PLACE OF BUSINESS AND CORRESPONDENCE ADDRESS
22 Chaoyangmen North Street, Chaoyang District, Beijing, China
Postcode: 100728
Tel: 86-10-59960028
Fax: 86-10-59960386
Website: http://www.sinopec.com
E-mail:                      ir@sinopec.com
media@sinopec.com
PLACES WHERE THE INTERIM REPORT IS AVAILABLE FOR INSPECTION
		China:	Board Secretariat
China Petroleum & Chemical
Corporation
22 Chaoyangmen North Street,
Chaoyang District, Beijing, China

		USA:	Citibank N.A.
388 Greenwich St., 14th Floor
New York, NY 10013 USA
LEGAL NAME
中国石油化工股份有限公司	PLACE OF BUSINESS IN HONG KONG	UK:	Citibank N. A.
	20th Floor, Office Tower, Convention Plaza		Citigroup Centre
CHINESE ABBREVIATION	1 Harbour Road, Wanchai, Hong Kong		Canada Square
中國石油			Canary Wharf
	NEWSPAPERS FOR INFORMATION DISCLOSURE		London E14 5LB UK
ENGLISH NAME	Mainland China:
China Petroleum & Chemical Corporation	China Securities Journal	PLACES OF LISTING OF SHARES, STOCK NAMES AND STOCK CODES
	Shanghai Securities News	A Share:	Shanghai Stock Exchange
ENGLISH ABBREVIATION	Securities Times		Stock name: Sinopec Corp.
Sinopec Corp.			Stock code: 600028
Hong Kong:
LEGAL REPRESENTATIVE	China Daily (English)	H Share:	Hong Kong Exchanges and Clearing Limited
Mr. Su Shulin	Wen Wei Po		Stock name: Sinopec Corp.
Stock code: 386
AUTHORISED REPRESENTATIVE	INTERNET WEBSITE PUBLISHING INTERIM REPORT DESIGNATED BY THE CHINA SECURITIES REGULATORY COMMISSION:
Mr. Wang Tianpu, Mr. Chen Ge	http://www.sse.com.cn	ADR:	New York Stock Exchang e
Stock name: Sinopec Corp.
SECRETARY TO THE BOARD OF DIRECTORS	INTERNET WEBSITE PUBLISHING INTERIM REPORT DESIGNATED BY THE HONG KONG EXCHANGES AND CLEARING LIMITED:		Stock code: SNP
Mr. Chen Ge	http://www.hkex.com.hk
London Stock Exchange
Stock name: Sinopec Corp.
Stock code: SNP

PRINCIPAL FINANCIAL DATA AND INDICATORS

1	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (ÒASBEÓ)

	At 30 June 2009 RMB millions	At 31 December 2008 RMB millions	Changes from the end of last year (%)

Items

Total assets	816,342	763,297	6.9
Total equity attributable to equity shareholders of the Company	354,494	329,300	7.7
Net assets per share (RMB) (Fully diluted)	4.089	3.798	7.7
Adjusted net assets per share (RMB)	4.002	3.706	8.0

			Changes over the same period of the preceding year (%)
Items	Six-month periods ended 30 June
	2009 RMB millions	2008 RMB millions

Operating profit/(loss)	43,999	(26,023)	—
Profit before taxation	43,768	7,610	475.1
Net profit attributable to equity shareholders of the Company	33,190	7,673	332.6
Net profit before extraordinary gain and loss	33,285	8,351	298.6
Return on net assets (%)	9.36	2.46	6.90
			percentage points
Basic earnings per share (RMB)	0.383	0.088	332.6
Basic earnings per share before extraordinary gain and loss (RMB)	0.384	0.096	298.6
Diluted earnings per share (RMB)	0.380	0.057	566.7
Net cash flow from operating activities	82,370	5,994	1,274.2
Net cash flow from operating activities per share (RMB)	0.950	0.069	1,274.2

Extraordinary items and corresponding amounts:
		Six-month period ended 30 June 2009 (Income)/expense RMB millions

Items

Gain on disposal of fixed assets			(168)
Employee reduction expenses			7
Donations			94
Gain on disposal of long-term equity investments and financial assets			(130)
Net profit or loss of subsidiaries generated from a business combination involving entities
under common control before acquisition date			(62)
Other non-operating income and expenses			305
Subtotal			46
Tax effect			(27)
Total			19
Attributable to: Equity shareholders of the Company			95
Minority interests			(76)

2	FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (ÒIFRSÓ)

			Changes over the same period of the preceding year (%)

	Six-month periods ended 30 June
	2009 RMB millions	2008 RMB millions
Items

Operating profit	46,182	6,837	575.5
Profit attributable to equity shareholders of the Company	33,246	7,682	332.8
Return on capital employed (%) Note	6.39	1.24	5.15
			percentage points
Basic earnings per share (RMB)	0.383	0.089	332.8
Diluted earnings per share (RMB)	0.381	0.057	568.4
Net cash flow generated from operating activities	79,079	2,393	3,204.6
Net cash flow generated from operating activities per share (RMB)	0.912	0.028	3,204.6

Note: Return on capital employed = operating profit x (1 - income tax rate)/capital employed

			Changes from the end of last year (%)
	At 30 June 2009 RMB millions	At 31 December 2008 RMB millions

Items

Total assets	825,201	779,172	5.9
Total equity attributable to equity shareholders of the Company	353,139	327,889	7.7
Net assets per share (RMB)	4.073	3.782	7.7
Adjusted net assets per share (RMB)	3.987	3.690	8.0

3	MAJOR DIFFERENCES BETWEEN THE AUDITED FINANCIAL STATEMENTS PREPARED UNDER ASBE AND IFRS

	(1)	Analysis of effects of major differences between the net profit under ASBE and profit for the period under IFRS

	Six-month periods ended 30 June
	2009 RMB millions	2008 RMB millions
Items

Net profit under ASBE	34,650	7,749
Adjustments:
Reduced amortisation on revaluation of land use rights	15	15
Government grants	51	—
Effects of the above adjustments on taxation	(3)	(4)
Profit for the period under IFRS	34,713	7,760

(2)	Analysis of the effects of major differences between the shareholders’ equity under ASBE and total equity under IFRS

	At 30 June 2009 RMB millions	At 31 December 2008 RMB millions

Items

Shareholders’ equity under ASBE	376,760	350,166
Adjustments:
Revaluation of land use rights	(997)	(1,012)
Government grants	(861)	(912)
Effects of the above adjustments on taxation	297	300
Total equity under IFRS	375,199	348,542

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

1	CHANGES IN THE SHARE CAPITAL OF SINOPEC CORP.
There were no changes in the total number of shares or equity structure of Sinopec Corp. in the reporting period.

2	SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

As at 30 June 2009, there were a total of 993,515 shareholders of Sinopec Corp., of which 986,394 were holders of A Share and 7,121 were holders of H Share. The public float of Sinopec Corp. satisfied the minimum requirements under the Listing Rules of the Hong Kong Exchanges and Clearing Limited.

(1)	Top ten shareholders	Unit: 1,000 shares

Name of Shareholders	Nature of shareholders	As a percentage of total shares at the end of reporting period (%)	Number of shares held at the end of reporting period	Number of shares with selling restrictions	Number of shares pledged or lock-ups

China Petrochemical Corporation	State-owned share	75.84	65,758,044	57,087,800	0
HKSCC (Nominees) Limited	H share	19.24	16,679,365	0	Unknown
Guotai Junan Securities Co., Ltd	A share	0.44	37,7906	0	0
China Life Insurance Company Limited- Dividend-Individual Dividend-005L-FH002 Shanghai	A share	0.22	190,119	0	0

Bosera Thematic Sector Equity Securities Investment Fund	A share	0.08	70,000	0	0

Yinhua Core Value Selected Securities Investment Fund	A share	0.07	60,110	0	0

National Social Ensure Fund 102 Portfolio	A share	0.06	54,437	0	0

Tongde Securities Investment Fund	A share	0.05	44,906	0	0
Shanghai Stock Exchange Tradable Open-ended Index 50 Fund	A share	0.04	38,713	0	0

China Southern Longyuan Industry Theme Equity Securities Investment Fund	A share	0.04	37,925	0	0

(2)	Top ten shareholders not subject to selling restrictions	Unit: 1,000 shares

Name of shareholders	Number of shares without selling restrictions	Type of shares

HKSCC (Nominees) Limited	16,679,365	H share
China Petrochemical Corporation	8,670,244	A share
Guotai Junan Securities Co., Ltd	377,906	A share
China Life Insurance Company Limited- Dividend-Individual
Dividend-005L-FH002 Shanghai	190,119	A share
Bosera Thematic Sector Equity Securities Investment Fund	70,000	A share
Yinhua Core Value Selected Securities Investment Fund	60,110	A share
National Social Ensure Fund 102 Portfolio	54,437	A share
Tongde Securities Investment Fund	44,906	A share
Shanghai Stock Exchange Tradable Open-ended Index 50 Fund	38,713	A share
China Southern Longyuan Industry Theme Equity Securities Investment Fund	37,925	A share

Statement on the connected relationship or activity in concert among the aforementioned shareholders:

We are not aware of any connection or activities in concert among or between the top ten shareholders and the top ten shareholders not subject to selling restrictions, except that Bosera Thematic Sector Equity Securities Investment Fund and National Social Ensure Fund 102 Portfolio are both managed by Bosera Fund Management Co., Ltd.

(3)	Number of shares held by shareholders subject to selling restrictions and reasons for selling restriction	Unit: 1,000 shares

No.	Name of shareholders subject to selling restrictions	Number of shares subject to selling restrictions	Date when the share could be traded	Number of additional shares could be traded	Reasons for Selling restrictions

1	China Petrochemical Corporation	57,087,800	12 October 2009	57,087,800	Share reform

(4)	Information disclosed by the shareholders of H Shares according to the Securities and Futures Ordinance as at 30 June 2009

Name of shareholders	Status of shareholders	Number of shares with interests held or regarded as being held (share)	As a percentage of total interests (H share) of Sinopec Corp. (%)

JPMorgan Chase & Co.	Beneficial owner	196,149,181(L)	1.17%(L)
		96,540,343(S)	0.58%(S)
	Investment manager	710,551,105(L)	4.23%(L)
		0(S)	0.00%(S)
	Custodian - corporation	582,270,674(L)	3.47%(L)
		0(S)	0.00%(S)
Barclays Global Investors UK Holdings Limited	Interests of corporation	853,939,028(L)	5.09%(L)
controlled by the
substantial shareholders
Barclays PLC	Interests of corporation	853,939,028(L)	5.09%(L)
controlled by the
substantial shareholders

Note: (L): Long position, (S): Short position.

3	CHANGES IN THE CONTROLLING SHAREHOLDERS AND THE EFFECTIVE CONTROLLER
There were no changes in the controlling shareholders or the effective controller in the reporting period.

CHAIRMAN’S STATEMENT

Su Shulin, Chairman

Dear shareholders:

At the annual general meeting of Sinopec Corp. on 22 May, 2009, the Fourth Session of the Board of Directors were elected. I am honored to have been re-elected chairman of the Board, and on behalf of the members of the Board I thank the shareholders and the general public for the care and support given to Sinopec Corp..

China’s petroleum and petrochemical market has been influenced by the global financial crisis and as a result, confronted with declining demand and increased competition this year. It has presented unprecedented challenges to the production and operation of the Company. To address the current market conditions, Sinopec Corp. has implemented a number of adjustments to its operating strategy which is guided by market forces and centered on profitability, fully developed the market, optimised the production,  strengthened its management and explored potentials to increase the profitability. The economic stimulus package implemented by the Chinese government has had a clear and positive impact on the national economy, and it is already evident that both demand and the pricing of petroleum and petrochemical products are recovering. Simultaneously, the measures taken by the Company to counter the crisis have resulted in an improvement in monthly operating results. Upstream oil and gas output has grown steadily; production of the refining segment has been expanded in a cost-effective manner. and profitability turned around from significant loss due to the refined oil product price and tax reform program launched by the government; the chemical segment has continued to perform strongly against current market risks; and, the marketing and distribution of refined oil products have withstood severe tests and are showing signs of outstanding performance.

The Company realised turnover, other operating income and other income of RMB534.025 billion in the first half of 2009, down by 30.2% year-on-year. Under PRC Accounting Standards, the net profit attributable to shareholders was RMB33.190 billion, representing an increase of 332.6% year-on-year. Under International Financial Reporting Standards (ÒIFRSÓ), the profit attributable to shareholders was RMB33.246 billion, an increase of 332.8% year-on-year. Taking the Company’s earning level, shareholders’ return and future development into consideration, the Board of Directors declared an interim dividend at RMB0.07 per share for the first half of 2009.

The Company continues to face many operating uncertainties due to the continued impact of the global financial crisis and the resulting economic challenges. The growth in domestic and global demand for petroleum and petrochemical products is slowing down with intensified market competition. However, a series of measures taken by the government to accelerate domestic demand and improve economic growth will continue to stimulate the growth of China’s economy, boost demand for petroleum and petrochemical products, and provide opportunities for sustainable growth of the Company.

In light of the market environment and the concrete situation, the new Board of Directors approved the rolling development program for the period starting from 2009 to 2011. We will continue to grow the domestic production of crude oil and substantially increase natural gas production. Furthermore, we will promote the integration of the refinery and petrochemical enterprises in three regions – the Yangtze River Delta, Pearl River Delta, and Bohai Rim – to ensure the steady supply of refined oil and petrochemical products. By 2011, domestic oil equivalent production is expected to amount to 55 million tonnes (approximately 43 million tonnes of crude oil and 17 billion cubic meters of natural gas); crude oil processing volume 202 million tonnes; ethylene productivity 9.3 million tonnes per year; and the total sales volume of domestic refined oil products 135 million tonnes.

Based on the features of the sector and our business, we will continue to implement a growth strategy focusing on resource, market, integration, and globalization.

Our resource strategy continues to be based on a diversified supply program with crude oil, natural gas, and refined oil products as the major resources, supplemented by alternative and unconventional energy resources. We will give respective play to domestic supply and overseas sourcing, balancing producton with trading activities, so as to ensure a solid, secure, economical and steady access to resources.

Our market strategy is to develop our markets home and abroad and seeks to improve the distribution network of petroleum and petrochemical products, develop modern logistic systems, and enhance service standards and quality. Sinopec Corp.’s product differentiation will enable us to create market demand. Meanwhile, we will continue to improve the Sinopec Corp. brand image, increase market competitiveness, strengthen our leading position in the domestic market, and proactively expand overseas markets.

Our integration strategy is to optimise our value chain across upsteam, midstream and downstream businesses. The Company will further consolidate corporate resources by segments, regions, and enterprises; push forward the integration of the refinery and petrochemicals businesses, and maximise the value in resource utilisation by developing integrated, large-scale refining and petrochemical clusters and strengthening industrial concentration.

Our globalisation strategy is built on speeding up the strategy of ÒGoing GlobalÓ, which requires the establishment of a positively interactive system among overseas oil and gas investment, domestic and overseas refining and petrochemical partnership and international trade. We will facilitate the rapid development of overseas businesses to scale up the Company’s global operations.

Our growth is built on technological and management innovation, improvement of staff quality as well as our emphasis on quality and profitability. This combination helps to enhance our core competitiveness and ability to achieve sustainable development.

Based on the objectives and strategy that I have outlined, the Company will adopt the following key measures:

Exploration and Development: Domestic exploration and development will continue to be undertaken based on our geographical emphasis which involves stabilising operations in eastern China, accelerating exploration and development in western China, developing operations in southern China, and expanding offshore activities. This process will ensure the Company to achieve incremental increases in reserves and production and strategic replacement of resources. On the exploration front, the Company intends to deepen the exploration of eastern oilfields while expanding into new regions, stratas, and areas. A specific focus will be placed on exploration in western regions to rapidly expand the Company’s reserves. On the development front, the Company intends to enhance production rates, oil recovery, and single well productivity in the eastern region; step up capacity building in the western region to realise the strategic replacement of resources; orchestrate to bring the Sichuan-to-East China Gas Project into operation to boost the Company’s natural gas business. At the same time, we will actively expand overseas hydrocarbon resources to enhance overseas oil and gas production and profitability.

Refining: We will enhance the efficiency of the Company’s oil refinery structure and operations to match current market demands and resource objectives. In addition, the Company will enhance the flexibility and yield of its crude oil processing capabilities. The Company will further invest in the modernisation of the logistics system, including improving crude oil storage and transportation network. We are also committed to technical innovation to further enhance the quality of the products. The Company’s international competitiveness will be enhanced through economies of scale and integration along the value chain. At the same time, we will prudently develop overseas refineries and storage facilities, actively develop third-party trading business and conversion of development path, diversify crude oil import sources to ensure a stable and secured supply.

Chemical: We will fully leverage the advantages of our integrated value chain and actively develop high value-added products to further enhance the chemical businesses competitiveness. We’ll reasonably develop the ethylene-aromatics value chain; optimise resource utilisation and diversify chemical feedstocks to reduce costs. We will leverage the Company’s existing resources in combination with technological upgrades to achieve our key development objectives. We will take into unified consideration domestic and global markets, further improve the distribution network, adopt a flexible marketing strategy to further expand our domestic and overseas market share.

Marketing and Distribution of Oil Products: We will comprehensively improve our competitiveness through market expansion and sales network improvement. We will increase sales to end-users through retail and direct distribution, adjust oil depot layouts, push forward the construction of pipelines and gas stations, and further improve the brand value of Sinopec Corp. by upgrading service. In addition, we will further promote our non-fuel business.

Looking forward, we see both opportunities and challenges. I believe that with the support of all the shareholders and the whole society, the Board of Directors, with the joint efforts of the corporate management and all employees, through implementation of the above mentioned development strategies, and by proactively confronting the challenges, will make further progress and delivery good results to our shareholders, employees, customers, and the society.

Su Shulin
Chairman
Beijing, China

21 August 2009

BUSINESS REVIEW AND PROSPECTS

BUSINESS REVIEW

In the first half of 2009, the Chinese government implemented stimulus package to promote economic growth, and adopted proactive fiscal policy and relatively easy monetary policy to overcome the negative impact of the international financial crisis on the global economy. As a result, Chinese economy maintained sound growth with a GDP growth rate of 7.1%.

In 2009, international crude oil prices rose sharply from its lows and domestic demands for oil products stopped falling and gradually went up, demands and prices of chemical products gradually bounced from the bottom of the fourth quarter last year. According to the Company’s estimate, the apparent domestic consumption of oil products (inclusive of gasoline, diesel and kerosene) decreased by 4.8% over the same period last year, with a decrease of 8.5% and 1.4% respectively in the first and second quarter of 2009. Consumption of ethylene equivalent increased by 3.5% over the same period last year. Meanwhile, the domestic pricing mechanism of oil products is being improved.

Confronted with the unfavorable situation, the Company timely adjusted its operating strategies, spared no efforts to explore markets, enhanced the integration of production, sales and research, and optimised its product mix to satisfy customer needs. The Company managed to realise better than expected results by strengthening management, exploring potentials to enhance effectiveness, giving full play to the integrated advantages along the value chain and expanding its overall business.

1	PRODUCATION AND OPERATION

	(1)	Exploration and Production Segment

In the first half of 2009, the average price of Platt’s Brent crude oil was US$ 51.60/barrel, representing a decrease of 52.7% compared with the same period last year. International crude oil price remained low as a result of the international financial crisis in the first quarter and rebounded significantly due to expectation on economic recovery and improvement of liquidity in the second quarter. At the end of June, the price of Platt’s Brent crude oil increased by 70.0% from the beginning of 2009.

In exploration, the Company made such new achievements as high-yield hydrocarbon flows from exploration well in Toputai block in Tahe oil field, and from continental-phase Ziliujing well groups and marine-phase Leikoupo well groups in Yuanba region by improving overall geological research, optimising exploration layout, investing more in exploration and technological debottlenecking.

In development, the Company attached great importance to development efficiency and quality, increased recovery rate and production per well, controlled development progress in the marginal blocks, enhanced operational management to increase production. In the first half of this year, the Company produced 21 million tonnes of crude oil, representing an increase of 1.2% compared with the same period last year, and produced 4.037 billion cubic meters of natural gas, representing a decrease of 1.1% compared with the same period last year.

Summary of Operations of Exploration and Production Segment

	Six-month periods ended 30 June		Changes
	2009	2008	%

Crude oil production (mmbbls) Note	149.12	147.38	1.2
Natural gas production (bcf) Note	142.51	144.15	(1.1)
Newly added proved reserve of crude oil (mmbbls)	137.74	158.74	(13.2)
Newly added proved reserve of natural gas (bcf)	(131.64	186.92	—

	At 30 June 2009	At 31 December 2008	Change at the end of the reporting period over that of the last year (%)

Proved reserve of crude oil (mmbbls)	2,830	2,841	(0.4)
Proved reserve of natural gas (bcf)	6,685	6,959	(3.9)

Note:	Crude oil production is converted at 1 tonne = 7.1 barrels, and natural gas production is converted at 1 cubic meter = 35.31 cubic feet

(2)	Refining Segment

In the first half of 2009, adapting to changes in oil products market and demands for chemical feedstocks, the Company optimised its production process to adjust product mix in a timely manner, increased export volume and increased yield of gasoline and jet fuel. Meanwhile, the Company optimised the procurement of crude oil and improved the efficiency of pipeline networks, with a view to reduce the cost of imported crude oil and to improve efficiency in a cost-effective manner. In the first half of this year, the refinery throughput was 86.90 million tonnes, representing an increase of 1.8% compared with the same period last year and the production of oil products was 54.04 million tonnes, representing an increase of 3.5% compared with the same period last year.

Summary of Operations of Refining Segment

		Six-month periods ended 30 June		Changes
		2009	2008	%

Refinery throughput (million tonnes) Note		86.90	85.35	1.8
Gasoline, diesel and kerosene production (million tonnes)		54.04	52.23	3.5
Including:	Gasoline (million tonnes)	16.99	14.04	21.0
	Diesel (million tonnes)	32.40	34.25	(5.4)
	Kerosene (million tonnes)	4.64	3.94	17.8)
Light chemical feedstock production (million tonnes)		12.04	12.14	(0.8)
Light products yield (%)		74.94	74.64	0.3
				percentage points
Refining yield (%)		93.84	93.86	(0.02)
				percentage points

Note: Refinery throughput is converted at 1 tonne = 7.35 barrels

(3)	Marketing and Distribution

In the first half of 2009, domestic demand for oil products declined and third party supplies increased, which resulted in stronger competition in domestic market. The Company made great efforts to explore markets, expand sales to end users, strengthen management, improve services and enhance brand image. Besides, the Company greatly expanded the marketing of lubricants and fuel oil, promoted sales of non-fuel products and provided customers with all-round services by using IC cards. The total sales volume of oil products reached 57.71 million tonnes, and sales volume increased on a monthly basis.

Summary of Operations of Marketing and Distribution Segment

		Six-month periods ended 30 June		Year-on-year changes
		2009	2008	%

Total domestic sales volume of oil products (million tonnes)		57.71	63.02	(8.4)
Including:	Retail sales (million tonnes)	37.43	42.91	(12.8)
	Direct sales (million tonnes)	11.44	10.37	10.3
	Wholesale (million tonnes)	8.83	9.73	(9.2)
Average annual throughput per station (tonne/station)		2,596	3,006	(13.6)

	At 30 June 2009	At 31 December 2008	Increase/ decrease at the end of the reporting period over that of the last year (%)

Total number of service stations	29,484	29,279	0.7
Including: Number of company-operated service stations	28,842	28,647	0.7
Number of franchised service stations	642	632	1.6

(4)	Chemicals

In the first half of 2009, the Company spared no efforts to develop chemical products markets. It also further promoted technical cooperation and alliance with customers, expanding marketing networks and channels while satisfying customer needs, strengthened the integration of production, sales and research and reinforced the development of new products according to the demand of customers. The Company increased production of new synthetic resin specialty and polyester specialty with an enhanced differential ratio for synthetic fibers. It enhanced management efficiency and improved operational efficiency. As a result, the total sales of chemical products increased despite of maintenance shut down of some facilities. The output of major chemical products reached 13.36 million tonnes.

Output of Major Chemical Products	Unit: 1,000 tonnes

	Six-month periods ended 30 June		Year-on-year changes
	2009	2008	%

Ethylene	2,973	3,307	(10.1)
Synthetic resin	4,738	4,945	(4.2)
Synthetic fiber monomer and polymer	3,721	3,768	(1.2)
Synthetic fiber	629	681	(7.6)
Synthetic rubber	409	460	(11.1)
Urea	892	685	30.2

Note: 100% production of two ethylene joint ventures, namely BASF-YPC and SHANGHAI SECCO was included.

2	COST SAVING AND EFFICIENCY IMPROVEMENT

In the first half of 2009, the Company took various measures to reduce costs, including: optimising operation of marginal wells, conducting detailed analysis and dynamic adjustments on tertiary production blocks, fully exerting capacity of transport pipelines to optimise resources allocation and reduce transportation expenses, reducing losses in storage and transportation and processing of crude oil, increasing capacity of crude oil pipelines to reduce transportation expenses, optimising operation of facilities and reducing energy and material consumption. In the first half of 2009, the Company effectively saved RMB1.631 billion in cost. Of the total cost saved, the exploration and production segment, the refining segment, the marketing and distribution segment and the chemicals segment achieved cost saving of RMB322 million, RMB457 million, RMB455 million and RMB397 million respectively.

3	ENERGY SAVING AND EMISSION REDUCTION

The Company made remarkable achievements in resource saving, environment protection, energy saving and emission reduction. It conducted the publicity and education work of energy-saving and emission reduction, promoted the activity of energy efficiency benchmarking, carried out a post-project evaluation and focused on the promotion of advanced and new energy-saving technologies, such as grid powered drilling machine, model heating furnace, pulsed electric desalting and vapour collection. In the first half of this year, the energy intensity, industrial water consumption and COD in discharged waste water dropped by 3.8%, 2.6% and 4% respectively over the same period last year.

4	CAPITAL EXPENDITURE

In the first half of 2009, the Company’s total capital expenditure was RMB38.982 billion, of which capital expenditure for exploration and production segment was RMB19.438 billion. The newly-built production capacity of crude oil and natural gas was 3.01 million tonnes per year and 437 million cubic meters per year respectively. Part of the Sichuan-East China gas project was put into operation. The capital expenditure for refining segment was RMB5.345 billion which was mainly used for refinery revamping projects and product quality upgrading projects. The capital expenditure in chemicals segment of RMB11.158 billion was used for ethylene projects in Tianjin and Zhenhai. Capital expenditure in marketing and distribution segment was RMB2.55 billion, sales network of refined products was further improved and 288 service stations were added; and capital expenditure from corporate and others was RMB491 million.

BUSINESS PROSPECTS
Looking into the second half of this year, the State will continue implementing the proactive fiscal policy and relatively easy monetary policy, further improving and materialising the integrated economic stimulus package, and increasing domestic demand. The Chinese economy is expected to maintain relatively fast growth. International crude oil price in the second half is expected to be higher than the first half, fluctuating within a narrow range. While domestic demand for refined oil products will maintain steady growth, the demand for chemical products will continue to recover. Domestic ethylene production capacity is expected to grow significantly.

In the second half of this year, the Company will make more efforts in market development, strengthen the coordination between production, marketing and R&D. Throughout intensified and refined management and cost saving, the Company shall make optimal arrangement for various production and operation activities.

In Exploration and Production Segment, the Company will enhance wild cat exploration activities, and try to make break through in newly explored regions, and enhance integrated management over both exploration and development in key regions, as well as proactively tap the potentials of existing oil fields, and further improve their recovery rate. In terms of natural gas development, the Sichuan-East China Gas Project is expected to start-up in the fourth quarter of this year. In the second half of this year, the Company plans to produce 21.40 million tonnes of crude oil and 4.963 billion cubic meters of natural gas.

In Refining Segment, the Company will try to operate at high utilisation rate, optimise the purchase and allocation of crude oil resources, make efforts to reduce the cost of crude oil procurement. In line with market changes, the Company will timely adjust the product mix, and increase the output of high value-added products. The Company will start-up the newly built refining projects such as Fujian and Tianjin, and prepare for the production of GB III standard gasoline. In the second half of this year, the Company plans to 97.10 million tonnes of crude oil.

In Marketing and Distribution Segment, the Company will proactively deal with the changing market, implement flexible marketing strategy, in order to consolidate and expand sales to end-users. The Company will optimise its logistics, improve marketing network. Meanwhile, the Company will refine the management acitivites, improve its service, actively promote and develop such businesses as non-fuel products and IC cards. In the second half of this year, the Company plans a total domestic sales volume of oil products at 63 million tonnes.

In Chemical Segment, the Company will persist in such strategies as market oriented and customer centered, and to adjust product mix to produce more products well-received by the market. The Company will enhance coordination between production, sale and R&D and to promote the development of new products, and make more efforts to expand the market shares of chemical products. The Company will improve production management, maintain stable operation of facilities. Fujian and Tianjin, the two newly built ethylene projects will be put into operations. In the second half of this year, the Company plans to produce 3.727 million tonnes of ethylene.

In the second half of 2009, Sinopec Corp. will continue persistence of the scientific outlook on development, and actively handle with challenges. The Company shall catch up every possible chance, to change challenges and pressures into the driving forces of cost reduction, structural adjustment, market exploration and profit creation in order to realise better operating results.

MANAGEMENT’S DISCUSSION AND ANALYSIS
THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY’S AUDITED INTERIM FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. PARTS OF THE FOLLOWING CONCERNED FINANCIAL DATA, UNLESS OTHERWISE STATED, WERE ABSTRACTED FROM THE COMPANY’S AUDITED INTERIM FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED ACCORDING TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (ÒIFRSÓ).

1	CONSOLIDATED RESULTS OF OPERATIONS

In the first half of 2009, the Company’s turnover, other operating revenues and other income were RMB534.0 billion, and the operating profit was RMB46.2 billion, representing a decrease of 30.2%, and an increase of 575.5%, respectively, over the same period of 2008. It attributes to the Company’s proactive countermeasures against the impacts arising from international financial crisis, the Company’s efforts in market expansion, improvement of marketing and service, optimisation of raw material structure, and full exertion of scale and integration advantages under the background of implementation of reform on oil product price, consumption tax and fees and gradually recovering demands to chemical products. The Company has achieved relatively good operating performances.

The following table sets forth major revenue and expense items in the consolidated income statement of the Company for the indicated periods:

		Six-month periods ended 30 June
		2009	2008	Change
		RMB millions	RMB millions	(%)

Turnover, other operating revenues and other income		534,025	764,749	(30.2)
Of which:	Turnover	523,015	718,657	(27.2)
	Other operating revenues and other income	11,010	46,092	(76.1)
Operating expenses		(487,843)	(757,912)	(35.6)
Of which:	Purchased crude oil, products, and operating supplies and expenses	(361,460)	(667,335)	(45.8)
	Selling, general and administrative expenses	(22,471)	(21,435)	4.8
	Depreciation, depletion and amortisation	(24,584)	(22,663)	8.5
	Exploration expenses (including dry holes)	(4,392)	(4,728)	(7.1)
	Personnel expenses	(12,919)	(12,667)	2.0
	Taxes other than income tax	(61,518)	(28,649)	114.7
	Other operating expenses (net)	(499)	(435)	14.7
Operating profit		46,182	6,837	575.5
Net finance costs		(3,995)	(889)	349.4
Investment income and share of profits less losses from associates
and jointly controlled entities		1,647	1,677	(1.8)
Profit before taxation		43,834	7,625	474.9
Income tax (expense)/benefit		(9,121)	135	—
Profit for the period		34,713	7,760	347.3
Attributable to:
	Equity shareholders of the Company	33,246	7,682	332.8
	Minority interests	1,467	78	1,780.8

(1)	Turnover, other operating revenues and other income

In the first half of 2009, the Company’s turnover, other operating revenues and other income were RMB534.0 billion, of which turnover was RMB523.0 billion, representing a decrease of 27.2% over the first half of 2008. This was mainly due to the sharp decrease in prices of crude oil, refining products and chemical products. In the first half of 2009, the Company’s other operating revenues and other income totaled RMB11.0 billion, representing a decrease of 76.1% over the first half of 2008. It mainly attributed to that the subsidy granted by the State to the Company for significant delay in upward adjustment in the prices of oil products in the first half of 2008.

The following table sets forth the Company’s external sales volume, average realised price and the respective changes of the Company’s major products in the first half of 2009 and the first half of 2008:

	Sales Volume			Average realised price
	(thousand tonnes)			(RMB/tonne, RMB/ thousand cubic meters)
	Six-month periods			Six-month periods
	ended 30 June		Change	ended 30 June		Change
	2009	2008	(%)	2009	2008	(%)

Crude oil	2,430	2,344	3.7	1,699	4,275	(60.3)
Natural gas (million cubic meters)	3,105	3,034	2.3	934	886	5.4
Gasoline	18,793	19,021	(1.2)	5,852	5,976	(2.1)
Diesel	36,166	41,421	(12.7)	4,631	5,350	(13.4)
Kerosene	4,994	4,383	13.9	3,385	5,719	(40.8)
Basic chemical feedstock	4,872	4,956	(1.7)	4,061	6,817	(40.4)
Synthetic fiber monomer and polymer	2,070	1,856	11.5	6,008	9,324	(35.6)
Synthetic resin	4,015	3,895	3.1	7,547	11,210	(32.7)
Synthetic fiber	691	710	(2.7)	8,481	11,268	(24.7)
Synthetic rubber	487	535	(9.0)	10,177	17,703	(42.5)
Chemical fertilizer	889	692	28.5	1,750	1,759	(0.5)

Most of crude oil and a small portion of natural gas produced by the Company were internally used for refining and chemical production and the remaining were sold to other customers. In the first half of 2009, turnover from crude oil and natural gas that were sold externally by the exploration and production segment amounted to RMB7.9 billion, with a year-on-year decrease of 42.9%, accounting for 1.5% of the Company’s turnover, other operating revenues and other income. The change was mainly due to the decrease in price of crude oil.

The Company’s refining segment, marketing and distribution segment sell petroleum products (mainly consisting of oil products and other refined petroleum products) to third parties. In the first half of 2009, the external sales revenue of petroleum products by these two segments were RMB354.9 billion, representing a year-on-year decrease of 23.0%, accounting for 66.5% of the Company’s turnover, other operating revenues and other income. The decrease was mainly due to decrease of refined petroleum products in terms of sales price and volume. The sales revenue of gasoline, diesel and kerosene was RMB294.4 billion, representing a decrease of 18.3% over the same period in 2008, accounting for 83.0% of the sales revenue of petroleum products. Turnover of other refined petroleum products was RMB60.5 billion, representing a decrease of 39.8% compared with the first half of 2008, accounting for 17.0% of the sales revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB80.4 billion, representing a year-on-year decrease of 30.3%, accounting for 15.1% of its turnover, other operating revenues and other income. The decrease was mainly due to the year-on-year decrease in the price of chemical products.

(2)	Operating expenses

In the first half of 2009, the Company’s operating expenses were RMB487.8 billion, representing a decrease of 35.6% over the first half of 2008. The operating expenses mainly consisted of the following:

Expenses for purchasing crude oil, products and operating supplies were RMB361.5 billion, representing a year-on-year decrease of 45.8%, accounting for 74.1% of the total operating expenses, of which:

l
Procurement cost of crude oil was RMB159.9 billion, representing a year-on-year decrease of 55.7%, accounting for 32.8% of the total operating expenses. Throughput of crude oil that was purchased externally in the first half of 2009 was 65.39 million tonnes (excluding that supplied by others for processing), decreased by 3.6% over the first half of 2008; owing to the substantial fall in international crude oil price, average cost of crude oil purchased externally was RMB2,446 per tonne, decreased by 54.0% over the first half of 2008.

l
The Company’s other purchasing expenses were RMB201.6 billion, representing a decrease of 34.3% over the first half of 2008. This was mainly due to the year-on-year decrease in the cost of gasoline, diesel, kerosene and other feedstock purchased externally.

Selling, general and administrative expenses of the Company totaled RMB22.5 billion, representing an increase of 4.8% over the first half of 2008, which mainly attributed to the increase of rent for land and rental of some gas stations.

Depreciation, depletion and amortization were RMB24.6 billion, representing an increase of 8.5% compared with the first half of 2008. This was mainly due to the continuous investment in property, plant and equipment in recent years.

Exploration expenses were RMB4.4 billion, representing a decrease of 7.1% compared with the first half of 2008, owing to year-on-year decrease in upstream exploration expenditures.

Personnel expenses were RMB12.9 billion, representing an increase of 2.0% compared with the first half of 2008.

Taxes other than income tax totaled RMB61.5 billion, representing an increase of 114.7% compared with the first half of 2008. It was mainly due to the implementation of reform on oil product price, consumption tax and fees. Consumption tax, city construction tax and educational surcharge increased by RMB49.0 billion. Special oil income levy decreased by RMB16.1 billion caused by the fall of crude oil price.

Other operating expenses (net) totaled RMB0.5 billion, with a year-on-year increase of 14.7%.

(3)	Operating profit
In the first half of 2009, the Company’s operating profit was RMB46.2 billion, representing a year-on-year increase of 575.5%.

(4)	Net finance costs

In the first half of 2009, the Company’s net financing costs were RMB4.0 billion, representing an increase of 349.4% compared with the first half of 2008. This was mainly due to the loss of RMB0.1 billion on change in fair value of the embedded derivative component of the convertible bonds resulting from the rise in the share price of the Company in the first half of 2009, and a gain of RMB3.0 billion on change in fair value of the embedded derivative component of the convertible bonds was recorded in the same period of last year.

(5)	Profit before taxation
In the first half of 2009, the Company’s profit before taxation amounted to RMB43.8 billion, representing an increase of 474.9% compared with the same period of 2008.

(6)	Income tax benefit/(expense)
In the first half of 2009, the income tax expense of the Company totaled RMB9.1 billion, with a year-on-year increase of RMB9.3 billion.

(7)	Profit attributable to minority interests of the Company
In the first half of 2009, profit attributable to minority interests of the Company was RMB1.5 billion, representing a year-on-year increase of RMB1.4 billion.

(8)	Profit attributable to equity shareholders of the Company
In the first half of 2009, profit attributable to equity shareholders of the Company was RMB33.2 billion, representing a year-on-year increase of RMB25.6 billion.

2	DISCUSSION ON RESULTS OF SEGMENT OPERATION

The Company manages its operations by four business segments, namely exploration and production segment, refining segment, marketing and distribution segment and chemicals segment, and corporate and others. Unless otherwise specified herein, the inter-segment transactions have not been eliminated from financial data discussed in this section. In addition, the operating revenue data of each segment include Òother operating revenuesÓ and Òother incomeÓ of the segment.

The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.

			As a percentage of		As a percentage of
			consolidated operating		consolidated operating
			revenue before elimination		revenue after elimination
	Operating revenues		of inter-segment sales		of inter-segment sales
	Six-month periods		Six-month periods		Six-month periods
	ended 30 June		ended 30 June		ended 30 June
	2009	2008	2009	2008	2009	2008
	RMB millions		(%)		(%)

Exploration and Production Segment
External sales note	13,947	20,345	1.4	1.4	2.6	2.7
Inter-segment sales	32,229	76,314	3.4	5.2
Operating revenues	46,176	96,659	4.8	6.6
Refining Segment
External sales note	40,871	102,536	4.3	7.0	7.6	13.4
Inter-segment sales	260,993	323,049	27.4	22.1
Operating revenues	301,864	425,585	31.7	29.1
Marketing and Distribution Segment
External sales note	316,674	394,781	33.3	27.0	59.3	51.6
Inter-segment sales	1,096	1,678	0.1	0.1
Operating revenues	317,770	396,459	33.4	27.1
Chemicals Segment
External sales note	82,536	118,188	8.7	8.1	15.5	15.4
Inter-segment sales	8,256	13,817	0.9	1.0
Operating revenues	90,792	132,005	9.6	9.1
Corporate and Others
External sales note	79,997	128,899	8.4	8.8	15.0	16.9
Inter-segment sales	115,429	282,338	12.1	19.3
Operating revenues	195,426	411,237	20.5	28.1
Operating revenue before elimination
of inter-segment sales	952,028	1,461,945	100.0	100.0
Elimination of inter-segment sales	(418,003)	(697,196)
Consolidated operating revenues	534,025	764,749			100.0	100.0

Note: Other operating revenues and other income are included.

The following table sets forth the operating revenues, operating expenses and operating profit/(loss) by each segment before elimination of the inter-segment transactions for the periods indicated, and the changes made in the first half of 2009 compared with the first half of 2008.

	Six-month periods ended 30 June
	2009	2008	Change
	RMB millions	RMB millions	(%)

Exploration and Production Segment
Operating revenues	46,176	96,659	(52.2)
Operating expenses	40,675	69,561	(41.5)
Operating profit	5,501	27,098	(79.7)
Refining Segment
Operating revenues	301,864	425,585	(29.1)
Operating expenses	281,966	472,131	(40.3)
Operating profit/(loss)	19,898	(46,546)	—
Marketing and Distribution Segment
Operating revenues	317,770	396,459	(19.8)
Operating expenses	305,262	373,985	(18.4)
Operating profit	12,508	22,474	(44.3)
Chemicals Segment
Operating revenues	90,792	132,005	(31.2)
Operating expenses	81,031	127,472	(36.4)
Operating profit	9,761	4,533	115.3
Corporate and others
Operating revenues	195,426	411,237	(52.5)
Operating expenses	196,912	411,959	(52.2)
Operating loss	(1,486)	(722)	—

(1)	Exploration and Production Segment

Most of the crude oil and a small portion of the natural gas produced by the exploration and exploitation segment were used for the Company’s refining and chemical operations. Most of the natural gas and a small portion of crude oil produced by the Company were sold externally to other customers.

In the first half of 2009, the operating revenues of this segment were RMB46.2 billion, representing a decrease of 52.2% over the first half of 2008. This was mainly attributable to the sharp decrease in the price of crude oil.

In the first half of 2009, this segment sold 19.77 million tonnes of crude oil and 3.37 billion cubic meters of natural gas, representing an increase of 0.8% and 1.2% respectively compared with the first half of 2008. The average realised selling price of crude oil and natural gas were RMB1,808 per tonne and RMB961 per thousand cubic meters respectively, representing a decrease of 58.6% and an increase of 4.8% respectively over the first half of 2008.

In the first half of 2009, the operating expenses of this segment were RMB40.7 billion, representing a decrease of 41.5% over the first half of 2008. The decrease was mainly due to the following reasons:

	l	Special oil income levy paid by the Company amounted to a year-on-year decrease of RMB16.1 billion due to the fall in price of crude oil;

	l	Expenses for purchasing crude oil, products and operating supplies decreased by RMB11.5 billion owing to the drop in price of raw materials.

In the first half of 2009, the lifting cost of crude oil and national gas was RMB608.6 per tonne, with a year-on-year increase of 0.8%.

In the first half of 2009, this segment’s operating profit was RMB5.5 billion, representing a decrease of 79.7% over the first half of 2008.

(2)	Refining Segment

Business activities of the refining segment include purchasing crude oil from the third parties and the exploration and production segment of the Company and processing crude oil into refined petroleum products, among which, gasoline, diesel and kerosene are internally sold to the marketing and distribution segment of the Company. Part of the chemical feedstock is sold to the chemicals segment of the Company. Other refined petroleum products are sold to both domestic and overseas customers through refinery segment.

In the first half of 2009, operating revenues of this segment was RMB301.9 billion, representing a year-on-year decrease of 29.1%. This was mainly attributable to the fall in the price of refined oil products and sales volume of diesel.

The following table sets forth the sales volumes, average realised prices and the changes of the Company’s major oil products of the segment in the first half of 2009 and of 2008.

	Sales Volume (thousand tonnes)			Average realised price (RMB/tonne)
	Six-month periods			Six-month periods
	ended 30 June		Change	ended 30 June		Change
	2009	2008	(%)	2009	2008	(%)

Gasoline	15,723	13,506	16.4	5,153	5,163	(0.2)
Diesel	30,096	33,542	(10.3)	4,215	4,561	(7.6)
Chemical feedstock	12,841	12,230	5.0	2,700	6,218	(56.6)
Other refined petroleum products	20,565	20,627	(0.3)	2,801	4,667	(40.0)

In the first half of 2009, the sales revenues of gasoline were RMB81.0 billion, representing a year-on-year increase of 16.2%, accounting for 26.8% of this segment’s operating revenues.

In the first half of 2009, the sales revenues of diesel were RMB126.9 billion, representing a year-on-year decrease of 17.1%, accounting for 42.0% of this segment’s operating revenues.

In the first half of 2009, the sales revenues of chemical feedstock were RMB34.7 billion, representing a year-on-year decrease of 54.4%, accounting for 11.5% of this segment’s operating revenues.

In the first half of 2009, the sales revenues of refined petroleum products other than gasoline, diesel and chemical feedstock were RMB57.6 billion, representing a year-on-year decrease of 40.2%, accounting for 19.1% of this segment’s operating revenues.

In the first half of 2009, this segment’s operating expenses were RMB282.0 billion, representing a year-on-year decrease of 40.3%, mainly attributable to the sharp drop in crude oil price.

In the first half of 2009, the average cost of crude oil processed was RMB2,352 per tonne, representing a decrease of 54.5% on a year-on-year basis. Crude oil processed totaled 81.18 million tonnes (excluding volume processed for third parties), representing a decrease of 1.9% over the first half of 2008. In the first half of 2009, the total costs of crude oil processed were RMB191.0 billion, representing a year-on-year decrease of 55.3%, accounting for 67.7% of the segment’s operating expenses, decreased by 22.8 percentage points over the first half of 2008.

In the first half of 2009, the refining margin (defined as the sales revenues less the crude oil costs and refining feedstock costs and taxes other than income tax, and then divided by the throughput of crude oil and refining feedstock) of the Company was RMB432 per tonne, however for the same period of 2008 the refining segment suffered from loss.

In the first half of 2009, the unit refining cash operating cost (defined as operating expenses less the processing cost of crude oil and refining feedstock, depreciation and amortisation, taxes other than income tax and other operating expenses, and divided by the throughput of crude oil and refining feedstock) was RMB130.6 per tonne, representing a decrease of RMB0.16 per tonne, or 0.12% compared with that in the first half of 2008.

The operating income of the segment totaled RMB19.9 billion in the first half of 2009. That mainly attributed to continuous optimisation of crude oil structure by the Company, reduction of crude oil cost, implementation of reform on domestic oil product pricing mechanism and taxation, the Company made a full use of such advantages as large scale, technology, low cost and integration, which enabled an outstanding profit margin.

(3)	Marketing and Distribution Segment

The business of marketing and distribution segment includes purchasing refined oil products from the refining segment and third parties, conducting wholesale and direct sales to domestic customers and retailing, distributing oil products through the segment’s retail and distribution network, as well as providing related services.

In the first half of 2009, the operating revenues of this segment were RMB317.8 billion, decreased by 19.8% on year-on-year basis, which was mainly attributed to the sharp fall in the price and sales volume of oil products.

In the first half of 2009, the sales revenues of gasoline and diesel totaled RMB278.3 billion, accounting for 87.6% of the operating revenues of this segment. As to gasoline and diesel, the percentage of retail sales in the total sales volume was 63.0%, with a decrease of 3.0 percentage points on year-on-year basis; the percentage of direct sales in the total sales volume totaled 24.0% with an increase of 2.6 percentage points on year-on-year basis; the percentage of wholesale in the total sales volume was 13.0%, with an increase of 0.4 percentage points on year-on-year basis.

The following table sets forth the sales volumes, average realised prices, and respective rate of changes of the four product categories in the first half of 2009 and 2008, including detailed information of different sales channels for gasoline and diesel:

			Sales Volume (thousand tonnes)			Average realised price (RMB/tonne)
			Six-month periods			Six-month periods
			ended 30 June		Change	ended 30 June		Change
			2009	2008	(%)	2009	2008	(%)

Gasoline			18,810	19,008	(1.0)	5,851	5,976	(2.1)
	Of which:	Retail	15,232	14,843	2.6	5,995	6,044	(0.8)
		Direct sales	1,154	1,440	(19.9)	5,222	5,791	(9.8)
		Wholesale	2,424	2,725	(11.0)	5,245	5,706	(8.1)
Diesel			36,346	41,645	(12.7)	4,630	5,350	(13.5)
	Of which:	Retail	19,510	25,190	(22.5)	4,903	5,328	(8.0)
		Direct sales	12,110	11,550	4.8	4,360	5,460	(20.1)
		Wholesale	4,726	4,905	(3.6)	4,194	5,207	(19.5)
Kerosene			4,976	4,364	14.0	3,385	5,721	(40.8)
Fuel oil			6,044	5,883	2.7	2,561	3,749	(31.7)

In the first half of 2009, the operating expenses of the segment were RMB305.3 billion, representing a decrease of 18.4% compared with that in the first half of 2008. This was mainly due to the significant drop in the purchase cost of oil products.

In the first half of 2009, the segment’s marketing cash operating cost (defined as the operating expenses less the purchasing costs, taxes other than income tax, depreciation and amortization, and then divided by the sales volume) was RMB164.28 per tonne, representing an increase of 8.8% compared with that in the first half of 2008. That was mainly due to increased unit price resulting from year-on-year decrease in sales volume of the segment in 2009.

In the first half of 2009, the marketing and distribution segment’s operating profit was RMB12.5 billion, representing a year-on-year decrease of 44.3%. That mainly attributed to the decrease of domestic demand and sales volume of oil products in the first half of 2009 and implementation of reform on domestic pricing mechanism of oil products and taxation, resulting in shrinkage of gross margin of oil products.

(4)	Chemicals Segment

The business activities of the chemicals segment include purchasing chemical feedstock from the refining segment and third parties, producing, marketing and distributing petrochemical and inorganic chemical products.

In the first half of 2009, operating revenues of the chemicals segment were RMB90.8 billion, representing a year-on-year decrease of 31.2%, which was primarily due to the fall in prices of major chemical products.

The sales revenue mainly generated from the Company’s six categories of chemical products (namely basic organic chemicals, synthetic resin, synthetic rubber, synthetic fiber monomer and polymer, synthetic fiber and chemical fertilizer) totaled approximately RMB80.3 billion, representing a year-on-year decrease of 35.1%, accounting for 88.4% of the operating revenues of this segment.

The following table sets forth the sales volumes, average realised price and rates of change of each of the six categories of chemical products of this segment in the first half of 2009 and 2008.

	Sales Volume (thousand tonnes)			Average realised price (RMB/tonne)
	Six-month periods			Six-month periods
	ended 30 June		Change	ended 30 June		Change
	2009	2008	(%)	2009	2008	(%)

Basic organic chemicals	6,488	6,368	1.9	3,859	6,788	(43.1)
Synthetic resin	4,022	3,943	2.0	7,549	11,182	(32.5)
Synthetic fiber monomers and polymers	2,084	1,885	10.6	6,001	9,337	(35.7)
Synthetic fiber	691	710	(2.7)	8,481	11,268	(24.7)
Synthetic rubber	489	544	(10.1)	10,174	17,739	(42.6)
Chemical fertilizer	889	692	28.5	1,750	1,759	(0.5)

In the first half of 2009, the operating expense of the chemicals segment was RMB81.0 billion, representing a decrease of 36.4% over the first half of 2008. This was mainly attributable to the prices of raw and auxiliary materials decreased, which contributed to a decrease of RMB46.4 billion in the cost of raw materials as compared with the first half of 2008.

In the first half of 2009, the operating profit of the chemicals segment was RMB9.8 billion, representing an increase of 115.3% over the first half of 2008. This was mainly because the Company tried the best in market development, resulting in an increase in sales volume of chemical products, meanwhile the extent of unit price of raw materials decrease was higher than the extent of product prices decrease, which contributed to profit increase.

(5)	Corporate and Others

The business activities of corporate and others mainly consisted of import and export business activities of the Company’s subsidiaries, research and development activities of the Company, and activities of the headquarters.

In the first half of 2009, the operating revenues generated from corporate and others was RMB195.4 billion, representing a decrease of 52.5% over the first half of 2008. The decrease was mainly resulted from the fall in prices of crude oil and petrochemicals, leading to decreased revenues in the trading companies in importing and exporting of crude oil and refined oil products and self-managed business.

In the first half of 2009, the operating expense was RMB196.9 billion, representing a year-on-year decrease of 52.2%. This was mainly due to the decrease in the purchasing costs by trading companies.

The operating loss amounted to RMB1.5 billion.

3	ASSETS, LIABILITIES, EQUITY AND CASH FLOWS

	(1)	Assets, liabilities and equity	Units: RMB millions

	At 30 June	At 31 December	Amount
	2009	2008	of changes

Total assets	825,201	779,172	46,029
Current assets	195,918	165,398	30,520
Non-current assets	629,283	613,774	15,509
Total liabilities	450,002	430,630	19,372
Current liabilities	280,565	286,656	(6,091)
Non-current liabilities	169,437	143,974	25,463
Total equity attributable to
equity shareholders
of the Company	353,139	327,889	25,250
Share capital	86,702	86,702	0
Reserves	266,437	241,187	25,250
Minority interests	22,060	20,653	1,407
Total equity	375,199	348,542	26,657

At 30 June 2009, the Company’s total assets were RMB825.2 billion, representing an increase of RMB46.0 billion compared with that at the end of 2008, of which:

l
Current assets increased by RMB30.5 billion from that at the end of 2008 to RMB195.9 billion mainly as a result of the fact that the inventory of the Company increased by RMB24.3 billion, and the accounts receivable increased by RMB17.0 billion primarily due to the higher prices of commodities such as crude oil over the beginning of the year; and owing to a decrease of prepaid VAT and tariff, prepaid expenses and other current assets of the Company reduced by RMB10.0 billion.

l	Non-current assets increased by RMB15.5 billion from that at the end of 2008 to RMB629.3 billion. This was mainly because of the increase of construction in progress of the Company.

At 30 June 2009, the Company’s total liabilities were RMB450.0 billion, representing an increase of RMB19.4 billion compared with that at the end of 2008, of which:

l
Current liabilities decreased by RMB6.1 billion from that at the end of 2008 to RMB280.6 billion. This was mainly because short-term debts of the Company and loans from China Petrochemical Corp. and fellow subsidiaries decreased by RMB54.4 billion, and the accounts and bills payable increased by RMB41.5 billion.

l
Non-current liabilities increased by RMB25.5 billion from that at the end of 2008 to RMB169.4 billion. This was mainly because of an increase of long-term debts of the Company by RMB26.2 billion as a result of the fact that in the first half of the year, the Company issued RMB30.0 billion of medium-term notes.

At 30 June 2009, the Company’s total equity attributable to equity shareholders of the Company was RMB353.1 billion, representing an increase of RMB25.3 billion compared with that at the end of 2008, which was due to an increase of reserves.

(2)	Cash Flow
The following table sets forth the major items on the consolidated cash flow statements for the first half of 2009 and 2008.

                                                                                                    Units: RMB millions

Major items of cash flows	Six-month periods ended 30 June		Changes in
	2009	2008	amount

Net cash generated from operating activities	79,079	2,393	76,686
Net cash used in investing activities	(44,734)	(47,556)	2,822
Net cash (used in)/generated from financing activities	(33,753)	46,001	(79,754)
Net increase in cash and cash equivalents	592	838	(246)

In the first half of 2009, net cash generated from operating activities was RMB79.1 billion, representing an increase of cash inflow by RMB76.7 billion over the same period last year. It was mainly due to: In the first half of 2009, the profit before taxation increased by RMB36.2 billion, depreciation, depletion and amortisation increased by RMB1.9 billion, and inventory and other occupied funds decreased by RMB37.2 billion because of significant drop in crude price as compared with the same period last year.

In the first half of 2009, net cash used in investing activities was RMB44.7 billion, representing a decrease of RMB2.9 billion of cash outflow as compared with the same period last year, mainly because the Company’s capital expenditure for the implementation of the investment plan was less on a year-on-year basis.

In the first half of 2009, the net cash outflow from the financing activities was RMB33.8 billion, representing an increase of cash outflow by RMB79.8 billion over the same period last year, mainly attributed to the fact that the Company settled certain bank loan as its cash flow improved in the first half of the year.

(3)	Contingent Liabilities
On 30 June 2009, the amount of guarantees provided by the Company in respect of banking facilities granted to associates and jointly controlled entities amounted to approximately RMB12.6 billion.

(4)	Capital Expenditures
Please refer to ÒCapital ExpenditureÓ in the section headed ÒBusiness Review and ProspectsÓ in this report.

4	ANALYSIS OF FINANCIAL STATEMENTS PREPARED UNDER ASBE
The major differences between the Company’s financial statements prepared under ASBE and IFRS are set out in Section C of the financial statements of the Company on page 142 of this report.

(1) Under ABSE, the operating income and operating profit/(loss) were as follows:

	Six-month periods ended 30 June
	2009	2008
	RMB millions	RMB millions

Operating income
Exploration and Production Segment	46,176	96,659
Refining Segment	301,864	397,369
Marketing and Distribution Segment	317,770	390,939
Chemicals Segment	90,792	132,005
Corporate and Others	195,426	411,237
Elimination of inter-segment sales	(418,003)	(697,196)
Consolidated operating income	534,025	731,013
Operating profit/(loss)
Exploration and Production Segment	5,745	27,212
Refining Segment	19,963	(74,737)
Marketing and Distribution Segment	12,551	16,922
Chemicals Segment	9,650	4,477
Corporate and Others	(1,439)	(685)
Financial expenses, (loss)/gain from changes in fair value and investment income	(2,471)	788
Consolidated operating profit/(loss)	43,999	(26,023)
Net profit attributable to equity shareholders of the Company	33,190	7,673

Operating profit/(loss): In the first half of 2009, the operating profit of the Company was RMB44.0 billion, representing an increase of RMB70.0 billion over the same period last year. This was mainly attributable to the fact that the Company made efforts to expand the market, improve marketing and services, optimise structure of raw materials and fully make use of the advantages in scale and integration, together with the implementation of reform on the pricing mechanism of oil products and taxation and a steady increasing demands for petrochemicals in the country, all of which lead to a better operating performance.

Net profit: In the first half of 2009, the net profit attributable to the equity shareholders of the Company was RMB33.2 billion, an increase of RMB25.5 billion compared with the first half of 2008, representing an increase of 332.6%.

(2)	Financial data prepared under ASBE:

	At 30 June	At 31 December
	2009	2008	Changes
	RMB millions	RMB millions	RMB millions

Total assets	816,342	763,297	53,045
Long-term liabilities	168,576	143,062	25,514
Shareholders’ equity	376,760	350,166	26,594

Analysis of changes:

Total assets: At 30 June 2009, the Company’s total assets were RMB816.3 billion, representing an increase of RMB53.0 billion compared with that at the end of 2008, which was mainly caused by the increase of RMB37.5 billion in inventory, accounts receivable and other current assets as a result of the price increase of crude oil, and the implementation of the investment plan programs of the Company resulting in an increase in construction in progress and other non-current assets by RMB15.5 billion.

Long-term liabilities: At 30 June 2009, the Company’s long-term liabilities were RMB168.6 billion, representing an increase of RMB25.5 billion compared with that at the end of 2008. This was mainly because in the first half of the year the Company issued RMB30.0 billion of medium-term notes.

Shareholders’ equity: At 30 June 2009, the shareholders’ equity of the Company was RMB376.8 billion, representing an increase of RMB26.6 billion compared with that at the end of 2008. This was mainly because the retained profits of the Company increased.

(3)	Income from principal operations by reportable segments

				Increase/	Increase/
				(decrease)	(decrease)	Increase/
				of Income	of cost	(decrease) of
	Income from	Cost of		from principal	of principal	gross profit
	principal	principal	Gross	operations on a	operations on a	margin on a
	operations	operations	profit margin	year-on-year	year-on-year	year-on-year
Segment	(RMB millions)	(RMB millions)	(%) Note	basis (%)	basis (%)	basis (%)

Exploration and Production	46,176	35,112	29.9	(52.2)	(2.5)	(7.2)
Refining	301,864	210,802	8.8	(24.0)	(52.6)	22.3
Marketing and Distribution	317,770	290,597	8.4	(18.7)	(19.2)	0.6
Chemicals	90,792	74,823	17.2	(31.2)	(38.5)	9.4
Corporate and others	195,426	194,798	0.3	(52.5)	(52.5)	(0.1)
Elimination of inter-segment sales	(418,003)	(416,807)	N/A	N/A	N/A	N/A
Total	534,025	389,325	15.6	(26.9)	(42.6)	12.2

Note: Gross profit margin= (operating income – operating cost, taxes and surcharges)/operating income

SIGNIFICANT EVENTS

1	CORPORATE GOVERNANCE
(1)
During the reporting period, Sinopec Corp. updated its internal corporate governance documents to further improve the corporate governance. The 2008 Annual General Meeting held on 22 May 2009 approved the amendments to the Articles of Association of Sinopec Corp., Rules and Procedures for Shareholders General Meetings, Rules and Procedures for Board of Directors’ Meetings and Rules and Procedures for Supervisory Board’s Meetings, and elected the members of the Fourth Session of the Board of Directors and the Supervisory Board respectively. The new Board of Directors elected Mr. Su Shulin as the chairman, Mr. Wang Tianpu and Mr. Zhang Yaocang as the vice chairmen, employed senior management staff and established the Strategies Committee, Audit Committee and Remuneration and Performance Evaluation Committee of the Fourth Session of the Board of Directors. The new Supervisory Board elected Mr. Wang Zuoran as the chairman and Mr. Zhang Youcai as the vice chairman. The Company appointed professional consultants to conduct performance training for newly elected directors, supervisors and senior management staff to strengthen their standard performance. The Company implemented the Basic Standard for Enterprise Internal Control issued by the Chinese government, further improved internal control system, strengthened internal control examination, strictly implemented the procedures and requirements of internal control. All of these efforts helped to make the internal control system effectively implemented. According to the newly issued regulations, Sinopec Corp. revised the Rules Governing Transactions of Shares of Sinopec Corp. by Directors, Supervisors and Senior Management.

(2)
During the reporting period, neither Sinopec Corp., nor the Board of Directors of Sinopec Corp., nor the incumbent directors were subject to any investigation by the China Securities Regulatory Commission (CSRC), nor was there any administrative penalty or circular of criticism released by CSRC, the Securities and Futures Commission of Hong Kong or the Securities and Exchange Committee of the United States, nor any reprimand by the Shanghai Stock Exchange, the Hong Kong Exchanges and Clearing Limited, the New York Stock Exchange or the London Stock Exchange.

(3)
During the reporting period, none of Sinopec Corp.’s directors, supervisors or other members of the senior management held any shares of Sinopec Corp. All of the directors confirmed that they had complied with the Model Code for Securities Transactions Entered by Directors of Listed Companies according to the requirement of the Hong Kong Exchanges and Clearing Limited. During this reporting period, none of the directors, supervisors or other members of the senior management or any of their respective associates had any interests or short positions (including those that were deemed to be such, or regarded as owned in accordance with relevant provisions of the Securities and Futures Ordinance) in any shares or debentures or related shares of Sinopec Corp. or its associated corporations (as defined in Part XV of the Securities and Futures Ordinance) which were required to notify Sinopec Corp. and the Hong Kong Exchanges and Clearing Limited pursuant to Division 7 and 8 of Part XV of the Securities and Futures Ordinance or which were required pursuant to section 352 of the Securities and Futures Ordinance to be entered in the register referred to therein, or which were required to notify Sinopec Corp. and the Hong Kong Exchanges and Clearing Limited pursuant to the Model Code for Securities Transactions Entered by Directors of Listed Companies as specified in the Listing Rules of the Hong Kong Exchanges and Clearing Limited.

	(4)	COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

During the reporting period, Sinopec Corp. complied with all the requirements of the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules of the Hong Kong Exchanges and Clearing Limited.

2	DIVIDEND DISTRIBUTION FOR THE YEAR ENDED 31 DECEMBER 2008 AND INTERIM DIVIDEND DISTRIBUTION PLAN FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2009

	(1)	Dividend distribution for the year ended 31 December 2008

As approved at the 2008 Annual General Meeting of Sinopec Corp., a final cash dividend of RMB0.09 (inclusive of tax) per share for 2008 was distributed, which amounted to a total cash dividend of RMB7.803 billion. On 30 June 2009, Sinopec Corp. distributed the final dividend for 2008 to shareholders whose names appeared on the register of members of Sinopec Corp. on 12 June 2009.

For the year of 2008, total cash dividend of RMB0.12 (inclusive of tax) per share was distributed and the total cash dividend amounted to RMB10.404 billion.

	(2)	Interim dividend distribution plan for the six-month period ended 30 June 2009

According to the Articles of Association, the interim dividend distribution plan for the six-month period ended 30 June 2009 was approved at the second meeting of the Fourth Session of the Board of Directors. An interim cash dividend of RMB0.07 (inclusive of tax) per share would be distributed based on the total number of shares of 86,702,439,000 as of 30 June 2009. The total cash dividend amounts to RMB6.069 billion.

The interim dividend will be distributed on or before Thursday, 15 October 2009 to the shareholders whose names appear on the register of members of Sinopec Corp. on Monday, 21 September 2009. To be entitled to the interim dividend, holders of H shares shall lodge their share certificate(s) and transfer documents with Hong Kong Registrars Limited at 1712-1716, 17th floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong, for registration of transfer, by no later than 4:30pm on Monday, 14 September 2009. The register of members of the H shares of Sinopec Corp. will be closed from Tuesday, 15 September 2009, to Monday, 21 September 2009 (both dates inclusive).

Dividends for domestic shares will be paid in Renminbi and dividends for foreign shares will be paid in Hong Kong dollars. The exchange rate for dividends to be paid in Hong Kong dollars is the average of the basic exchange rate of Hong Kong dollar to Renminbi published by the People’s Bank of China during the week prior to the date of declaration of dividends, being Friday, 21 August 2009.

	(3)	Taxation

In accordance with the Notice on Taxation of Dividends and Stock (Options) Transfer Income obtained by Foreign-invested Companies, Foreign Companies and Foreign Citizens (Guoshuifa No.045 [1993]) published by the State Administration of Taxation, foreign individuals holding H Shares are exempted from paying personal income tax for dividends obtained from companies incorporated in PRC that issue H Shares. As stipulated by the Notice on Issues relating to Enterprise Income Tax Withholding over Dividends Distributable to Their H-Share Holders Who are Overseas Non-resident Enterprises by Chinese Resident Enterprises published by the State Administration of Taxation (Guoshuihan No.897 [2008]), when Chinese resident enterprises distribute annual dividends for the year 2008 and years thereafter to their H-Share holders who are overseas non-resident enterprises, the enterprise income tax shall be withheld at a uniform rate of 10%. In respect of all shareholders who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations), except for any institutions exempt from enteriprise income tax under the National Social Ensure Fund or approved otherwise (with H Share certificate issued by HKSCC Nominees Limited), which are all considered as non-resident enterprise shareholders, enterprise income tax will be deducted from their dividend payments. Non-resident enterprises may apply for tax refund in accordance with relevant provisions including taxation agreement (arrangement) after receiving dividends. Shareholders should consult their tax advisers regarding the PRC, Hong Kong and other tax consequences of owning and disposing of the H shares. Sinopec Corp. will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders based on the register of members on the record date. Sinopec Corp. assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

As to Qualified Foreign Institutional Investors (QFII) holding A shares, Sinopec Corp. will withhold enterprise income tax as per tax rate of 10% according to the provisions of the Circular on the Question Concerning Withdrawal of Enterprise Income Tax on Dividends, Capital Bonus, Interest Paid to QFII by Chinese Resident Enterprises (Guo Shui Han [2009] No. 47) (ÒCircularÓ) issued by the State Administration of Taxation on 23 January 2009.

3	DOMESTIC CORPORATE BOND ISSUANCE AND INTEREST PAYMENTS

On 24 February 2004, Sinopec Corp. successfully issued 10-year term domestic corporate bonds which amounted to RMB3.5 billion with a credit rating of AAA and a fixed coupon rate of 4.61%. On 28 September 2004, the aforementioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to Sinopec Corp.’s announcement published in China Securities Journal, Shanghai Securities News, and Securities Times in Mainland China, and South China Morning Post and Hong Kong Economic Times in Hong Kong on 24 February 2004 and 28 September 2004, respectively. As of 30 June 2009, the principal balance of the corporate bonds was RMB3.5 billion. By 25 February 2009, Sinopec Corp. had paid the full amount of coupon interest for the fifth interest payment year.

Sinopec Corp. issued RMB30 billion bonds with warrants on 20 February 2008 domestically. The Bonds with Warrants have a 6-year term and 0.8% per annum fixed coupon rate. On 4 March 2008, the aforementioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to Sinopec Corp.’s announcement published in China Securities Journal, Shanghai Securities News and Securities Times in Mainland China on 18 February 2008. By 20 February 2009, Sinopec Corp. had paid the full amount of coupon interest for the first interest payment year.

4	MAJOR PROJECTS

	(1)	Sichuan-to-East China gas project

Sichuan-to-East China Gas Project is an important project of the state’s Eleventh Five-Year Plan. This project consists of two parts. One part is Puguang gas field exploration, development and gas treatment project, the other part is the pipeline project between Puguang gas field and Shanghai. It is expected that the major part of the project will be completed and put into production in the end of 2009.

	(2)	Fujian refining and chemical project

Fujian refining and chemical project primarily includes 12 million tpa of refining project, 0.8 million tpa ethylene project, 0.7 million tpa aromatics unit and auxiliary utility projects. The total investment was expected to be RMB31.6 billion. The project construction started in July 2005. Refining and ethylene units achieved mechanical completion in the first half of 2009 and are now in commissioning period.

	(3)	Tianjin ethylene project

Tianjin ethylene project includes 12.5 million tpa of refining expansion project, 1 million tpa ethylene project and downstream supporting facilities. The total investment was expected to be RMB26.8 billion. The project construction started in June 2006. It is proceeding smoothly now and will be completed and put into production by the end of 2009.

	(4)	Zhenhai ethylene project

Zhenhai ethylene project mainly consists of 1 million tpa ethylene and downstream supporting facilities and auxiliary utilities with an expected total investment of RMB21.9 billion. The construction of the project commenced in November 2006 and is currently progressing smoothly. The project is expected to be completed and put into production in 2010.

5	DURING THE REPORTING PERIOD SINOPEC CORP. WAS NOT INVOLVED IN ANY MATERIAL LITIGATIONS OR ARBITRATIONS

6	CONNECTED TRANSACTIONS

(1) CONNECTED TRANSACTIONS IN THE REPORTING PERIOD

Sinopec Corp. and China Petrochemical Corporation entered into a number of agreements in respect of continuing connected transactions, including the agreements for mutual supplies, community services, leasing of land use rights, property leasing, the intellectual property license, the agent service for product sales and the SPI Fund Document.

During the reporting period, the products and services (procurement, storage, transportation, exploration and production services and production-related services) provided by China Petrochemical Corporation and its subsidiaries to the Company amounted to RMB32.331 billion, representing 6.63% of the Company’s operating expenses. The auxiliary and community services provided by China Petrochemical Corporation to the Company amounted to RMB846 million, representing 0.17% of the Company’s operating expenses. The product and service provided by the Company to China Petrochemical Corporation and its subsidiaries amounted to RMB25.163 billion, representing 4.71% of the Company’s operating revenue. The land leasing fees to be paid to China Petrochemical Corporation amounted to RMB2.113 billion. Please refer to Note 32 of the report’s financial statements prepared under IFRS for particulars of the connected transactions actually occurred during this reporting period. The aforementioned connected transactions which occurred during this reporting period have been implemented in accordance with the announced relevant agreements.

(2) OTHER CONNECTED TRANSACTIONS

On 27 March 2009, Sinopec Corp. convened the twenty seventh meeting of the Third Session of the Board, at which the ÒProposal Concerning the Acquisition of the Property Rights of the Eight Oil Product Pipeline Project Divisions and Equity Interests and Certain Assets of Qingdao Petrochemical and Shijiazhuang Chemical Fiber from China Petrochemical Corporation or its Subsidiaries and Disposal of Certain AssetsÓ was reviewed and approved. The Company acquired from China Petrochemical Corporation or its subsidiaries the property rights of eight product oil pipeline project divisions, the equity interests and certain assets in Sinopec Qingdao Petrochemical and Shijiazhuang Chemical Fiber and disposed certain assets of Sinopec Jinling Branch to Asset Management Company under the China Petrochemical Corporation. The total acquisition consideration was RMB1, 839.38 million and the disposal consideration was RMB157.47 million. For details, please see the announcement published in China Securities Journal, Shanghai Securities News and Securities Times on March the 30th and on the website of Shanghai Stock Exchange (http://www.sse.com.cn) and Hong Kong Exchanges and Clearing Limited (http://www.hkex.com.hk).

7	ACQUISITION AND DISPOSAL AND CAPITAL REORGANIZATION
Please refer to ÒOther Connected TransactionsÓ above.

8	SIGNIFICANT TRUSTEESHIP, CONTRACTING AND LEASE

During this reporting period, Sinopec Corp. did not omit the disclosure of significant trusteeship, contracting or lease of any other company’s assets, nor placed its assets to or under any other company’s trusteeship, contracting or lease which were subject to disclosure.

9	DURING THIS REPORTING PERIOD, SINOPEC CORP. DID NOT HAVE ANY SIGNIFICANT ENTRUSTED CASH ASSETS MANAGEMENT ON ITS BEHALF

10	MATERIAL GUARANTEE CONTRACTS AND STATUS OF IMPLEMENTATION

External guarantees provided by the Company (not including guarantees provided for its controlled subsidiaries)

Unit: RMB million

	Date of Guarantee				Whether	Whether for a
	(Date of execution	Amount of			Completed	connected party
Name of Guaranteed Company	of agreement)	Guarantee	Type of Guarantee	Term	or No	(Yes or no) note1

Yueyang SINOPEC Shell Coal Gasification Corporation Ltd.	10 December 2003	377	Joint and several	10 December 2003 - 10 December 2017	No	No
			liabilities
Fujian Refining and Petrochemical Company Limited	6 September 2007	9,166	Joint and several	6 September 2007 - 31 December 2015	No	No
			liabilities
Shanghai Gaoqiao-SK Solvent Co., Ltd.	22 September 2006; 24 November 2006; 30 March 2007; 16 April 2007	75	Joint and several liabilities	22 September 2006 - 22 September 2011; 24 November 2006 - 24 November 2011; 30 March 2007 - 30 March 2012; 16 April 2007 - 16 April 2012	No	No
Balance of guarantee by Sinopec Yangzi Petrochemical for its associates and joint ventures		193			No	No
Balance of guarantee by Sinopec Shanghai Petrochemical for its associates and joint ventures		17			No	No
Balance of guarantee by Sinopec Sales Company Limited for its associates and joint ventures		75			No	No
Total amount of guarantee provided during the reporting period Note2						8
Total amount of guarantee outstanding at the end of the reporting period Note2						9,903

Guarantees provided by Sinopec Corp. for its controlled subsidiaries
Total amount of guarantee for the controlled subsidiaries during the reporting period						N/A
Total amount of guarantee for the controlled subsidiaries outstanding at the end of the reporting period						170

Total amount of guarantee by the Company (including those provided for the controlling subsidiaries)
Total amount of guarantee Note3						10,073
Total amount of guarantee as a percentage of the Company’s net asset (%)						2.8

Amount of guarantee provided for shareholders, effective controllers and connected parties						N/A
Amount of debt guarantee provided directly or indirectly for the companies with liabilities to asset ratio of over 70%						80
Amount of guarantee in excess of 50% of the total net assets						N/A
Total amount of guarantee of the above three items Note4						80

Note 1:	As defined in Article 10.1.3 of the Listing Rules of Shanghai Stock Exchange.

Note 2:
Total amount of guarantee provided during the reporting period and total amount of guarantees outstanding at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of guarantees assumed by Sinopec Corp. is the amount of the external guarantees provided by each controlling subsidiary multiplied by Sinopec Corp.’s respective shareholding in the controlled subsidiary.

Note 3:
Total amount of guarantee is the aggregate of the amount of guarantee outstanding at the end of the reporting period (excluding the guarantees provided for controlling subsidiaries) and the amount of guarantees for controlling subsidiaries outstanding at the end of the reporting period.

Note 4:
ÒTotal amount of guarantee of the above three items Ó is the aggregate of Òamount of guarantee provided for shareholders, effective controllers and connected partiesÓ, Òamount of debt guarantees provided directly or indirectly for companies with liabilities to asset ratio of over 70%Ó and Òthe amount of guarantees in excess of 50% of net assetsÓ.

Material Guarantees under Performance

At the twenty-second meeting of the First Session of the Board of Directors, the Board approved the proposal for Sinopec Corp. to provide guarantee for Yueyang Sinopec Shell Coal Gasification Co., Ltd. in the amount of RMB377 million.

At the Eighth Meeting of the Third Session of the Board of Directors, the Board approved the proposal for Sinopec Corp. to provide guarantee equivalent to RMB9.166 billion to Fujian United Petrochemical Company Limited for the Fujian refining and ethylene joint venture project.

11	NON-OPERATING CLAIM AND DEBT BETWEEN CONNECTED PARTIES
Not applicable

12	OCCUPATION OF FUNDS AND ITS INFLUENCE AND THE SOLUTION
Not applicable

13	PERFORMANCE OF THE COMMITMENTS BY CHINA PETROCHEMICAL CORPORATION
Till the end of the reporting period, the major commitments given by China Petrochemical Corporation were as follows:

	i	Complying with the connected transaction agreements;
	ii	Solving the issues regarding legality of the land use rights certificates and property ownership rights certificates within a specified period of time;
	iii	Implementing the Re-organisation Agreement;
	iv	Granting licenses for intellectual property rights;
	v	Refraining from involvement in competition within the industry; and
	vi	Withdrawing from the business competition and conflict of interests with Sinopec Corp.

Details of the above commitments were included in the prospectus for the issuance of A shares of Sinopec Corp. published in China Securities Journal, Shanghai Securities News, and Securities Times in Mainland China on 22 June 2001.

During the reporting period, Sinopec Corp. was not aware of any breach of the above major commitments by China Petrochemical Corporation.

14	AUDITORS

At the 2008 Annual General Meeting of Sinopec Corp. held on 22 May 2009, KPMG Huazhen and KPMG were reappointed as the domestic and overseas auditors of Sinopec Corp. for the year of 2009 respectively. In addition, the Board of Directors was authorised to determine the remuneration for the auditors. The accrued audit fee for the first half of 2009 was RMB31 million. The financial statements for the first half of 2009 have been audited by KPMG Huazhen and KPMG. The signing certified public accountants of KPMG Huazhen are Zhang Jingjing and Zhang Yansheng.

15	REPURCHASE, SALE AND REDEMPTION OF SHARES
Sinopec Corp. or any of its subsidiaries did not repurchase, sell or redeem any listed securities of Sinopec Corp. or its subsidiaries during the reporting period.

16	OTHER IMPORTANT ITEMS AND THEIR INFLUENCES AND DESCRIPTION OF THE SOLUTION

	(1)	Status of investment in shares and securities

			Number of shares held at the		Book value of the	Book value at the
No.	Stock Code	Abbreviation	end of period	Amount of initial investment	end of period	beginning of period	Accounting items

1	384	China Gas	210 million shares	RMB136,426,500.00	RMB136,426,500.00	RMB136,426,500.00	Long-term
	(Hong Kong)	Holding					equity investment
Total			—	RMB136,426,500.00	RMB136,426,500.00	RMB136,426,500.00	—

	(2)	Commitments by shareholders holding over 5% of Sinopec Corp’s shares on additional selling restrictions in 2009
Not applicable

	(3)	Major changes in profitability, asset quality and creditability of the guarantor of convertible bonds
Not applicable

17
PROFIT WARNING  AND DESCRIPTION FOR THE PROJECTION OF POSSIBLE NET LOSSES OR SIGNIFICANT CHANGE IN TERMS OF AGGREGATE NET PROFIT FROM THE BEGINNING OF THE YEAR TO THE END OF THE NEXT REPORTING PERIOD COMPARED WITH THE CORRESPONDING PERIOD OF LAST YEAR.

During January to September of 2008, the international price of crude oil increased significantly. The domestic price of refined oil products was under tight control and prices of crude oil and oil products were reverted at some times. In order to ensure stabe supply of refined oil products in the market, the Company took various measures to increase refinery throughput and outsourcing of oil products, increased oil products imports and optimised oil products deployment. However, this also led to huge losses of refining business and deterioration of financial performance of the Company in 2008.

Since 2009, domestic oil product pricing mechanism reform has turned refining business from loss to profit. Sinopec Corp. fully exerted its scale and cost strength in oil refining business and the integration and management strength, which becomes significant pillars to support the Company’s profits. Demand to chemical products is continuously recovering. It is anticipated that the result of first three quarters of 2009 will be over 50% higher compared with the same period of last year.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Members of the Fourth Session of the Board of Directors, Fourth Session of the Supervisory Board, and the other members of the senior management are as the follows

1.	DIRECTORS

The members of the Fourth Session of Board of Directors are as follows:

Name	Gender	Age	Position in the Company	Tenure

Su Shulin	Male	47	Chairman	May, 2009 - May, 2012
Wang Tianpu	Male	46	Vice chairman, President	May, 2009 - May, 2012
Zhang Yaocang	Male	55	Vice chairman	May, 2009 - May, 2012
Zhang Jianhua	Male	44	Director, Senior vice president	May, 2009 - May, 2012
Wang Zhigang	Male	52	Director, Senior vice president	May, 2009 - May, 2012
Cai Xiyou	Male	47	Director, Senior vice president	May, 2009 - May, 2012
Cao Yaofeng	Male	55	Director	May, 2009 - May, 2012
Li Chunguang	Male	53	Director	May, 2009 - May, 2012
Dai Houliang	Male	45	Director, Senior vice president	May, 2009 - May, 2012
Liu Yun	Male	52	Director	May, 2009 - May, 2012
Liu Zhongli	Male	74	Independent Non-executive Director	May, 2009 - May, 2012
Ye Qing	Male	76	Independent Non-executive Director	May, 2009 - May, 2012
Li Deshui	Male	65	Independent Non-executive Director	May, 2009 - May, 2012
Xie Zhongyu	Male	65	Independent Non-executive Director	May, 2009 - May, 2012
Chen Xiaojin	Male	64	Independent Non-executive Director	May, 2009 - May, 2012

The members of the Third Session of Board of Directors are as follows:

Name	Gender	Age	Position in the Company	Tenure

Su Shulin	Male	47	Chairman	June, 2007- May, 2009
Zhou Yuan	Male	61	Vice chairman	May, 2006 - May, 2009
Wang Tianpu	Male	46	Director, President	May, 2006 - May, 2009
Zhang Jianhua	Male	44	Director, Senior vice president	May, 2006 - May, 2009
Wang Zhigang	Male	52	Director, Senior vice president	May, 2006 - May, 2009
Dai Houliang	Male	45	Director, Senior Vice President and CFO	May, 2006 - May, 2009
Liu Zhongli	Male	74	Independent Non-executive Director	May, 2006 - May, 2009
Shi Wanpeng	Male	72	Independent Non-executive Director	May, 2006 - May, 2009
Li Deshui	Male	65	Independent Non-executive Director	May, 2006 - May, 2009
Yao Zhongmin	Male	57	Director	May, 2006 - May, 2009
Fan Yifei	Male	45	Director	May, 2006 - May, 2009

2.	SUPERVISORS

The members of the Fourth Session of the Supervisory Board are as follows:

Name	Gender	Age	Position in the Company	Tenure

Wang Zuoran	Male	58	Chairman	May, 2009 - May, 2012
Zhang Youcai	Male	67	Vice Chairman, Independent Supervisor	May, 2009 - May, 2012
Geng Limin	Male	54	Supervisor	May, 2009 - May, 2012
Zou Huiping	Male	48	Supervisor	May, 2009 - May, 2012
Li Yonggui	Male	69	Independent Supervisor	May, 2009 - May, 2012
Liu Xiaohong	Male	55	Employee Representative Supervisor	May, 2009 - May, 2012
Zhou Shiliang	Male	51	Employee Representative Supervisor	May, 2009 - May, 2012
Chen Mingzheng	Male	51	Employee Representative Supervisor	May, 2009 - May, 2012
Su Wensheng	Male	52	Employee Representative Supervisor	May, 2009 - May, 2012

The members of the Third Session of the Supervisory Board are as follows:

Name	Gender	Age	Position in the Company	Tenure

Wang Zuoran	Male	58	Chairman	May, 2006 - May, 2009
Zhang Youcai	Male	67	Vice Chairman, Independent Supervisor	May, 2006 - May, 2009
Kang Xianzhang	Male	61	Supervisor	May, 2006 - May, 2009
Zou Huiping	Male	48	Supervisor	May, 2006 - May, 2009
Li Yonggui	Male	69	Independent Supervisor	May, 2006 - May, 2009
Su Wensheng	Male	52	Employee Representative Supervisor	May, 2006 - May, 2009
Zhang Jitian	Male	61	Employee Representative Supervisor	May, 2006 - May, 2009
Cui Guoqi	Male	56	Employee Representative Supervisor	May, 2006 - May, 2009
Li Zhonghua	Male	58	Employee Representative Supervisor	May, 2006 - May, 2009

3.	OTHER MEMBERS OF SENIOR MANAGEMENT

The other members of senior management are as follows:

Name	Gender	Age	Position in the Company

Wang Xinhua	Male	53	Chief Financial Officer
Zhang Kehua	Male	55	Vice President
Zhang Haichao	Male	52	Vice President
Jiao Fangzheng	Male	46	Vice President
Lei Dianwu	Male	47	Vice President
Chen Ge	Male	47	Secretary to the Board of Directors

CHANGING IN SHAREHOLDINGS OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT
Not applicable.

REPORT OF THE PRC AUDITOR

All Shareholders of
China Petroleum & Chemical Corporation:

We have audited the accompanying financial statements of China Petroleum & Chemical Corporation (the ÒCompanyÓ), which comprise the consolidated balance sheet and balance sheet as at 30 June 2009, the consolidated income statement and income statement, the consolidated statement of changes in equity and statement of changes in equity, the consolidated cash flow statement and cash flow statement for the six-month period then ended, and notes to the financial statements.

1.	MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Company’s management is responsible for the preparation of these financial statements in accordance with China Accounting Standards for Business Enterprises (2006) issued by the Ministry of Finance of the People’s Republic of China. This responsibility includes: (1) designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error; (2) selecting and applying appropriate accounting policies; and (3) making accounting estimates that are reasonable in the circumstances.

2.	AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China Standards on Auditing for Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3.	OPINION

In our opinion, the financial statements comply with the requirements of China Accounting Standards for Business Enterprises (2006) issued by the Ministry of Finance of the People’s Republic of China and present fairly, in all material respects, the consolidated financial position and financial position of the Company as at 30 June 2009, and the consolidated results of operations and results of operations and the consolidated cash flows and cash flows of the Company for the six-month period ended 30 June 2009.

KPMG Huazhen	Certified Public Accountants
Registered in the People’s Republic of China

Zhang Jingjing
Zhang Yansheng

Beijing, The People’s Republic of China	21 August 2009

(A)	FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES
CONSOLIDATED BALANCE SHEET
as at 30 June 2009

		At 30 June	At 31 December
	Note	2009	2008
		RMB millions	RMB millions

Assets
Current assets
Cash at bank and on hand	6	9,082	7,760
Bills receivable	7	3,383	3,660
Accounts receivable	8	29,967	12,990
Other receivables	9	16,893	20,525
Prepayments	10	6,661	7,610
Inventories	11	120,305	95,979
Other current assets		68	287
Total current assets		186,359	148,811

Non-current assets
Long-term equity investments	12	30,582	28,705
Fixed assets	13	405,975	411,939
Construction in progress	14	142,148	122,121
Intangible assets	15	17,533	16,348
Goodwill	16	14,393	14,328
Long-term deferred expenses	17	6,175	6,564
Deferred tax assets	18	12,010	13,468
Other non-current assets		1,167	1,013
Total non-current assets		629,983	614,486

Total assets		816,342	763,297
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	20	44,068	74,415
Bills payable	21	32,058	18,753
Accounts payable	22	84,673	56,464
Advances from customers	23	27,618	29,704
Employee benefits payable	24	3,981	1,827
Taxes payable	25	15,246	6,816
Other payables	26	52,924	47,579
Short-term debentures payable	29	1,000	15,000
Non-current liabilities due within one year	27	9,438	19,511
Total current liabilities		271,006	270,069

Non-current liabilities
Long-term loans	28	59,174	64,937
Debentures payable	29	92,983	62,207
Provisions	30	9,807	9,280
Deferred tax liabilities	18	5,130	5,235
Other non-current liabilities		1,482	1,403
Total non-current liabilities		168,576	143,062

Total liabilities		439,582	413,131

Shareholders’ equity
Share capital	31	86,702	86,702
Capital reserve	32	37,545	40,848
Surplus reserves	33	92,712	90,078
Retained profits		137,535	111,672
Total equity attributable to shareholders of the Company		354,494	329,300
Minority interests		22,266	20,866
Total shareholders’ equity		376,760	350,166

Total liabilities and shareholders’ equity		816,342	763,297

These financial statements have been approved by the board of directors on 21 August 2009.

Su Shulin	Wang Tianpu	Wang Xinhua
Chairman	Vice chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 43 to 96 form part of these financial statements.

BALANCE SHEET
as at 30 June 2009

		At 30 June	At 31 December
	Note	2009	2008
		RMB millions	RMB millions

Assets
Current assets
Cash at bank and on hand	6	3,681	2,258
Bills receivable	7	995	830
Accounts receivable	8	10,688	11,274
Other receivables	9	26,442	24,087
Prepayments	10	7,236	5,556
Inventories	11	83,607	70,246
Other current assets		4	92
Total current assets		132,653	114,343

Non-current assets
Long-term equity investments	12	81,889	79,449
Fixed assets	13	328,765	331,912
Construction in progress	14	130,197	113,210
Intangible assets	15	11,166	10,174
Long-term deferred expenses	17	5,301	5,607
Deferred tax assets	18	6,143	7,237
Other non-current assets		75	101
Total non-current assets		563,536	547,690

Total assets		696,189	662,033
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	20	18,407	34,455
Bills payable	21	18,598	13,453
Accounts payable	22	63,065	53,602
Advances from customers	23	23,493	25,619
Employee benefits payable	24	3,358	1,359
Taxes payable	25	12,805	9,563
Other payables	26	72,080	63,494
Short-term debentures payable	29	—	15,000
Non-current liabilities due within one year	27	8,756	17,505
Total current liabilities		220,562	234,050

Non-current liabilities
Long-term loans	28	51,637	53,074
Debentures payable	29	92,983	62,207
Provisions	30	9,267	8,794
Deferred tax liabilities	18	4,547	4,456
Other non-current liabilities		519	494
Total non-current liabilities		158,953	129,025

Total liabilities		379,515	363,075

Shareholders’ equity
Share capital	31	86,702	86,702
Capital reserve	32	37,648	38,464
Surplus reserves	33	92,712	90,078
Retained profits		99,612	83,714
Total shareholders’ equity		316,674	298,958

Total liabilities and shareholders’ equity		696,189	662,033
These financial statements have been approved by the board of directors on 21 August 2009.

Su Shulin	Wang Tianpu	Wang Xinhua
Chairman	Vice chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 43 to 96 form part of these finan`cial statements.

CONSOLIDATED INCOME STATEMENT
for the six-month period ended 30 June 2009

		Six-month periods
		ended 30 June
	Note	2009	2008
		RMB millions	RMB millions

Operating income	34	534,025	731,013
Less:Operating costs	34	389,325	677,779
Sales taxes and surcharges	35	61,518	28,649
Selling and distribution expenses		12,055	11,892
General and administrative expenses		20,087	18,697
Financial expenses	36	3,881	3,845
Exploration expenses, including dry holes	37	4,392	4,728
Impairment losses	38	178	16,079
Loss/(gain) from changes in fair value	39	389	(2,956)
Add: Investment income	40	1,799	1,677
Operating profit/(loss)		43,999	(26,023)
Add: Non-operating income	41	424	34,099
Less:Non-operating expenses	42	655	466
Profit before taxation		43,768	7,610
Less:Income tax expense/(benefit)	43	9,118	(139)
Net profit		34,650	7,749
Including: Net profit/(loss) made by acquirees before the consolidation		62	(573)
Attributable to:
Equity shareholders of the Company		33,190	7,673
Minority interests		1,460	76
Basic earnings per share	55	0.383	0.088
Diluted earnings per share	55	0.380	0.057
Net profit		34,650	7,749
Other comprehensive income	44	596	(1,735)
Total comprehensive income		35,246	6,014
Attributable to:
Equity shareholders of the Company		33,772	6,007
Minority interests		1,474	7

These financial statements have been approved by the board of directors on 21 August 2009.

Su Shulin	Wang Tianpu	Wang Xinhua
Chairman	Vice chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 43 to 96 form part of these financial statements.

INCOME STATEMENT
for the six-month period ended 30 June 2009

		Six-month periods
		ended 30 June
	Note	2009	2008
		RMB millions	RMB millions

Operating income	34	367,501	519,484
Less:Operating costs	34	257,675	472,518
Sales taxes and surcharges	35	47,893	25,332
Selling and distribution expenses		10,150	9,667
General and administrative expenses		16,702	15,244
Financial expenses	36	2,789	3,735
Exploration expenses, including dry holes	37	4,392	4,728
Impairment losses	38	186	15,758
Loss/(gain) from changes in fair value	39	171	(2,956)
Add: Investment income	40	6,205	4,806
Operating profit /(loss)		33,748	(19,736)
Add:Non-operating income	41	273	22,669
Less:Non-operating expenses	42	612	415
Profit before taxation		33,409	2,518
Less:Income tax expense/(benefit)	43	7,074	(2,341)
Net profit		26,335	4,859
Other comprehensive income	44	735	(1,568)
Total comprehensive income		27,070	3,291

These financial statements have been approved by the board of directors on 21 August 2009.

Su Shulin	Wang Tianpu	Wang Xinhua
Chairman	Vice chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 43 to 96 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the six-month period ended 30 June 2009

		Six-month periods
		ended 30 June
	Note	2009	2008
		RMB millions	RMB millions

Cash flows from operating activities:
Cash received from sale of goods and rendering of services		598,160	839,716
Rentals received		191	149
Grants received		1,293	28,642
Other cash received relating to operating activities		2,504	2,401
Sub-total of cash inflows		602,148	870,908
Cash paid for goods and services		(414,835)	(784,876)
Cash paid for operating leases		(3,347)	(3,116)
Cash paid to and for employees		(10,765)	(11,736)
Value added tax paid		(16,067)	(19,552)
Income tax paid		(5,104)	(13,327)
Taxes paid other than value added tax and income tax		(62,812)	(25,221)
Other cash paid relating to operating activities		(6,848)	(7,086)
Sub-total of cash outflows		(519,778)	(864,914)

Net cash flow from operating activities	46(a)	82,370	5,994

Cash flows from investing activities:
Cash received from disposal of investments		260	1,049
Dividends received		704	1,192
Net cash received from disposal of fixed assets and intangible assets		430	109
Cash received on maturity of time deposits with financial institutions		760	466
Cash received from derivative financial instruments		1,449	616
Other cash received relating to investing activities		108	197
Sub-total of cash inflows		3,711	3,629
Cash paid for acquisition of fixed assets and intangible assets		(43,668)	(45,535)
Cash paid for acquisition of investments		(792)	(2,476)
Cash paid for acquisition of time deposits with financial institutions		(1,490)	(1,106)
Cash paid for acquisition of minority interests, net		(213)	—
Cash paid for derivative financial instruments		(1,488)	(815)
Sub-total of cash outflows		(47,651)	(49,932)

Net cash flow from investing activities		(43,940)	(46,303)

Cash flows from financing activities:
Cash received from borrowings		331,561	450,720
Cash received from issuance of corporate bonds		31,000	—
Cash received from issuance of convertible bonds, net of issuing expenses		—	29,850
Cash received from contribution from minority shareholders of subsidiaries		304	1,065
Sub-total of cash inflows		362,865	481,635
Cash repayments of borrowings		(377,638)	(414,736)
Cash repayments of corporate bonds		(15,000)	(10,000)
Cash paid for dividends, profits distribution or interest		(5,970)	(14,825)
Dividends paid to minority shareholders of subsidiaries		(377)	(642)
Distributions to Sinopec Group Company		(1,718)	(285)
Sub-total of cash outflows		(400,703)	(440,488)

Net cash flow from financing activities		(37,838)	41,147

Effects of changes in foreign exchange rate		—	(41)

Net increase in cash and cash equivalents	46(b)	592	797

These financial statements have been approved by the board of directors on 21 August 2009.

Su Shulin	Wang Tianpu	Wang Xinhua
Chairman	Vice chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 43 to 96 form part of these financial statements.

CASH FLOW STATEMENT
for the six-month period ended 30 June 2009

		Six-month periods
		ended 30 June
	Note	2009	2008
		RMB millions	RMB millions

Cash flows from operating activities:
Cash received from sale of goods and rendering of services		422,899	607,618
Rentals received		93	88
Grants received		—	20,384
Other cash received relating to operating activities		4,505	29,785
Sub-total of cash inflows		427,497	657,875
Cash paid for goods and services		(286,069)	(550,198)
Cash paid for operating leases		(2,941)	(2,792)
Cash paid to and for employees		(8,735)	(8,604)
Value added tax paid		(12,579)	(16,484)
Income tax paid		(3,015)	(10,517)
Taxes paid other than value added tax and income tax		(50,824)	(21,312)
Other cash paid relating to operating activities		(8,606)	(7,851)
Sub-total of cash outflows		(372,769)	(617,758)

Net cash flow from operating activities	46(a)	54,728	40,117
-
Cash flows from investing activities:
Cash received from disposal of investments		16	771
Dividends received		5,624	7,021
Net cash received from disposal of fixed assets and intangible assets		327	103
Cash received on maturity of time deposits with financial institutions		8	44
Other cash received relating to investing activities		52	102
Sub-total of cash inflows		6,027	8,041
Cash paid for acquisition of fixed assets and intangible assets		(38,206)	(41,469)
Cash paid for acquisition of investments		(1,311)	(3,570)
Cash paid for acquisition of time deposits with financial institutions		(1)	(45)
Cash paid for acquisition of minority interests, net		(213)	—
Sub-total of cash outflows		(39,731)	(45,084)

Net cash flow from investing activities		(33,704)	(37,043)

Cash flows from financing activities:
Cash received from borrowings		249,046	279,437
Cash received from issuance of corporate bonds		30,000	—
Cash received from issuance of convertible bonds, net of issuing expenses		—	29,850
Sub-total of cash inflows		279,046	309,287
Cash repayments of borrowings		(277,167)	(287,551)
Cash repayments of corporate bonds		(15,000)	(10,000)
Cash paid for dividends, profits distribution or interest		(4,755)	(13,657)
Distributions to Sinopec Group Company		(1,718)	(285)
Sub-total of cash outflows		(298,640)	(311,493)

Net cash flow from financing activities		(19,594)	(2,206)

Net increase in cash and cash equivalents	46(b)	1,430	868

These financial statements have been approved by the board of directors on 21 August 2009.

Su Shulin	Wang Tianpu	Wang Xinhua
Chairman	Vice chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 43 to 96 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six-month period ended 30 June 2009

					Total
					shareholders’
					equity
	Total				attributable
	Share				to equity
	shareholders’	Capital	Surplus	Retained	shareholders of	Minority	Total
	capital	reserve	reserves	profits	the Company	interests	equity
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 31 December 2007	86,702	33,600	65,986	121,757	308,045	25,449	333,494
Adjustment for the combination of
entities under common control (Note 1)	—	2,330	—	(1,866)	464	—	464
Balance at 1 January 2008	86,702	35,930	65,986	119,891	308,509	25,449	333,958
Changes for the period
1. Total comprehensive income	—	(1,666)	—	7,673	6,007	7	6,014
2. Issuance of the Bonds with Warrants (Note 29)	—	6,879	—	—	6,879	—	6,879
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	486	(486)	—	—	—
– Distributions to shareholders (Note 45)	—	—	—	(9,971)	(9,971)	—	(9,971)
4. Contributions from minority interests, net of distributions	—	—	—	—	—	423	423
5. Distribution to Sinopec Group Company	—	(59)	—	—	(59)	—	(59)
Balance at 30 June 2008	86,702	41,084	66,472	117,107	311,365	25,879	337,244

					Total
					shareholders’
					equity
	Total				attributable
	shareholders’				to equity
	Share	Capital	Surplus	Retained	shareholders of	Minority	Total
	capital	reserve	reserves	profits	the Company	interests	equity
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 31 December 2008	86,702	38,518	90,078	114,782	330,080	20,866	350,946
Adjustment for the combination of
entities under common control (Note 1)	—	2,330	—	(3,110)	(780)	—	(780)
Balance at 1 January 2009	86,702	40,848	90,078	111,672	329,300	20,866	350,166
Changes for the period
1. Total comprehensive income	—	582	—	33,190	33,772	1,474	35,246
2. Appropriations of profits:
– Appropriation for surplus reserves (Note 33)	—	—	2,634	(2,634)	—	—	—
– Distributions to shareholders (Note 45)	—	—	—	(7,803)	(7,803)	—	(7,803)
3. Consideration for the combination of entities under common control (Note 1)	—	(771)	—	—	(771)	—	(771)
4. Acquisition of minority interests (Note 32)	—	(4)	—	—	(4)	(1)	(5)
5. Distributions to minority interests, net of contributions	—	—	—	—	—	(73)	(73)
6. Reclassification (Note 32)	—	(3,110)	—	3,110	—	—	—
Balance at 30 June 2009	86,702	37,545	92,712	137,535	354,494	22,266	376,760

These financial statements have been approved by the board of directors on 21 August 2009.

Su Shulin	Wang Tianpu	Wang Xinhua
Chairman	Vice chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 43 to 96 form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY
for the six-month period ended 30 June 2009

					Total
	Share	Capital	Surplus	Retained	shareholders’
	capital	reserve	reserves	profits	equity
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2008	86,702	33,384	65,986	79,456	265,528
Changes for the period
1. Total comprehensive income	—	(1,568)	—	4,859	3,291
2. Issuance of the Bonds with Warrants (Note 29)	—	6,879	—	—	6,879
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	486	(486)	—
– Distributions to shareholders (Note 45)	—	—	—	(9,971)	(9,971)
4. Distribution to Sinopec Group Company	—	(59)	—	—	(59)
Balance at 30 June 2008	86,702	38,636	66,472	73,858	265,668

					Total
	Share	Capital	Surplus	Retained	shareholders’
	capital	reserve	reserves	profits	equity
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2009	86,702	38,464	90,078	83,714	298,958
Changes for the period
1. Total comprehensive income	—	735	—	26,335	27,070
2. Appropriations of profits:
– Appropriation for surplus reserves (Note 33)	—	—	2,634	(2,634)	—
– Distributions to shareholders (Note 45)	—	—	—	(7,803)	(7,803)
3. Difference between the consideration for the combination of entities under common control over the net assets acquired (Note 32)	—	(1,551)	—	—	(1,551)
Balance at 30 June 2009	86,702	37,648	92,712	99,612	316,674

These financial statements have been approved by the board of directors on 21 August 2009.

Su Shulin	Wang Tianpu	Wang Xinhua
Chairman	Vice chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 43 to 96 form part of these financial statements.

NOTES ON THE INTERIM FINANCIAL STATEMENTS
for the six-month period ended 30 June 2009

1	STATUS OF THE COMPANY
China Petroleum & Chemical Corporation (the ÒCompanyÓ) was established on 25 February 2000 as a joint stock limited company.

According to the State Council’s approval to the ÒPreliminary Plan for the Reorganisation of China Petrochemical CorporationÓ (the ÒReorganisationÓ), the Company was established by China Petrochemical Corporation (ÒSinopec Group CompanyÓ), which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation (Òregistered valuersÓ). The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance (the ÒMOFÓ) (Cai Ping Zi [2000] No. 20 ÒComments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical CorporationÓ).

In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 ÒReply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical CorporationÓ issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganisation.

Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 ÒReply on the Formation of China Petroleum and Chemical CorporationÓ, the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

The Company and its subsidiaries (the ÒGroupÓ) engage in the oil and gas and chemical operations and businesses, including:

(1) the exploration, development and production of crude oil and natural gas;

(2) the refining, transportation, storage and marketing of crude oil and petroleum product, and

(3) the production and sale of chemicals.

Pursuant to the resolution passed at the Directors’ meeting on 27 March 2009, the Group acquired the entire equity interests of Sinopec Qingdao Petrochemical Company Limited and certain operating assets and liabilities of the marketing and distribution segment (collectively the ÒAcquired GroupÓ) from Sinopec Group Company for total cash considerations of RMB 771 million (hereinafter referred to as the ÒAcquisition of the Acquired GroupÓ).

As the Group and the Acquired Group are under the common control of Sinopec Group Company, the Acquisition of the Acquired Group are considered as Òcombination of entities under common controlÓ. Accordingly, the assets and liabilities of the Acquired Group have been accounted for at historical cost and the consolidated financial statements of the Company prior to this acquisition have been restated to include the results of operations and the assets and liabilities of the Acquired Group on a combined basis. The difference between the total consideration paid over the amount of the net asset of the Acquired Group was accounted for as an equity transaction.

The results of operation of the Acquired Group from 1 January 2009 to 31 March 2009 ( acquisition date) is set out below:

From 1 January 2009
to 31 March 2009
RMB millions

Revenues	2,225
Net profit	62
Net cash inflow	12

The financial position of the Acquired Group as at 31 December 2008 and 31 March 2009 ( acquisition date) is set out below:

	At 31 March	At 31 December
	2009	2008
	RMB millions	RMB millions

Current assets	1,037	1,266
Non-current assets	10,267	10,258
Current liabilities	12,016	12,298
Non-current liabilities	6	6
Shareholders’ equity	(718)	(780)

2	BASIS OF PREPARATION

	(1)	Statement of compliance the China Accounting Standards for Business Enterprises (ÒASBEÓ)

The financial statements have been prepared in accordance with the requirements of ASBE issued by the MOF in 2006. These financial statements present truly and completely the consolidated financial position and financial position, the consolidated results of operations and results of operations and the consolidated cash flows and cash flows of the Company.

These financial statements also comply with the disclosure requirements of ÒRegulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial ReportsÓ as revised by the China Securities Regulatory Commission (ÒCSRCÓ) in 2007.

	(2)	Accounting year
The accounting year of the Group is from 1 January to 31 December.

	(3)	Measurement basis
The financial statements of the Group have been prepared under the historical cost convention, except for the assets and liabilities set out below:

– Available-for-sale financial assets (see Note 3(11))

– Derivative financial instruments (see Note 3(11))

– Convertible bonds (see Note 3(11))

	(4)	Functional currency and presentation currency

The functional currency of the Company’s and most of its subsidiaries is Renminbi.  The Group’s consolidated financial statements are presented in Renminbi. The Company translates the financial statements of subsidiaries from their respective functional currencies into Renminbi (see Note 3(2)) if the subsidiaries’ functional currencies are not Renminbi.

3	SIGNIFICANT ACCOUNTING POLICIES
	(1)	Business combination and consolidated financial statements

		(a)	Business combination involving entities under common control

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets and liabilities that the acquirer receives in the acquisition are accounted for at the acquiree’s carrying amount on the acquisition date. The difference between the carrying amount of the acquired net assets and the carrying amount of the consideration paid for the acquisition (or the total nominal value of shares issued) is recognised in the share premium of capital reserve, or the retained profits in case of any shortfall in the share premium of capital reserve. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

		(b)	Business combination involving entities not under common control

A business combination involving entities or businesses not under common control is a business combination in which all of the combining entities or businesses are not ultimately controlled by the same party or parties both before and after the business combination. The cost of a business combination paid by the acquirer is the aggregate of the fair value at the acquisition date of assets given, liabilities incurred or assumed, and equity securities issued by the acquirer, in exchange for control of the acquiree plus any cost directly attributable to the business combination. Difference between the fair value and carrying amount of disposed asset is recognised in the income statement for the period. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

The acquirer allocates the cost of a business combination on the acquisition date and recognises the fair value of the acquiree’s various identifiable assets, liabilities or contingent liabilities as they are acquired.

The excess of the cost of business combination over the fair value of the identifiable net assets acquired is recognised as goodwill (Note 3(9)).

When the cost of business combination is less than the fair value of the identifiable net assets acquired, the difference is charged to the income statement.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(1)	Business combination and consolidated financial statements (Continued)

(c) Consolidated financial statements

The consolidated financial statements comprise the Company and its subsidiaries. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights, such as warrants and convertible bonds, that are currently exercisable or convertible, are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Where the Company combines a subsidiary during the reporting period through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements as if the combination had occurred at the beginning of the earliest comparative period presented or, if later, at the date that common control was established.  Therefore the opening balances and the comparative figures of the consolidated financial statements are restated. In the preparation of the consolidated financial statements, the subsidiary’s assets, liabilities and results of operations are included in the consolidated balance sheet and the consolidated income statement, respectively, based on their carrying amounts in the subsidiary’s financial statements, from the date that common control was established.

Where the Company acquires a subsidiary during the reporting period through a business combination involving entities not under common control, the identifiable assets, liabilities and results of operations of the subsidiaries are consolidated into consolidated financial statements from the date that control commences, base on the fair value of those identifiable assets and liabilities at the acquisition date.

Where the Company acquired a minority interest from a subsidiary’s minority shareholders, the difference between the investment cost and the newly acquired interest into the subsidiary’s identifiable net assets is adjusted to the capital reserve in the consolidated balance sheet. Where the Company partially disposed a investment of a subsidiary that do not result in a loss of control, the difference between the proceeds and the corresponding share of the interest into the subsidiary is adjusted to the capital reserve in the consolidated balance sheet. If the credit balance of capital reserve is insufficient, any excess is adjusted to retained profits.

Minority interest is presented separately in the consolidated balance sheet within shareholders’ equity. Net profit or loss attributable to minority shareholders is presented separately in the consolidated income statement below the net profit line item.

Where the amount of losses attributable to the minority shareholders of a subsidiary exceeds the minority shareholders’ portion of the equity of the subsidiary, the excess, and any further losses attributable to the minority shareholders, are allocated against the equity attributable to the Company except to the extent that the minority shareholders have a binding obligation under the articles of association or an agreement and are able to make additional investment to cover the losses. If the subsidiary subsequently reports profits, such profits are allocated to the equity attributable to the Company until the minority shareholders’ share of losses previously absorbed by the Company has been recovered.

Where the accounting policies and accounting period adopted by the subsidiaries are different from those adopted by the Company, adjustments are made to the subsidiaries’ financial statements according to the Company’s accounting policies and accounting period.  Intra-group balances and transactions, and any unrealised profit or loss arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

	(2)	Translation of foreign currencies
Foreign currency transactions are, on initial recognition, translated into Renminbi at the spot exchange rates quoted by the People’s Bank of China (ÒPBOC ratesÓ) at the transaction dates.

Foreign currency monetary items are translated at the PBOC rates at the balance sheet date. Exchange differences, except for those directly related to the acquisition, construction or production of qualified assets (see Note 3(18)), are recognised as income or expenses in the income statement. Non-monetary items denominated in foreign currency measured at historical cost are not translated. Non-monetary items denominated in foreign currency that are measured at fair value are translated using the exchange rates at the date when the fair value was determined. The difference between the translated amount and the original currency amount is recognised as capital reserve, if it is classified as available-for-sale financial assets; or charged to the income statement if it is measured at fair value through profit or loss.

The assets and liabilities of foreign operation are translated to Renminbi at the spot exchange rates at the balance sheet date. The equity items, excluding ÒRetained profitsÓ, are translated into Renminbi at the spot exchange rates at the transaction dates. The income and expenses of foreign operation are translated into Renminbi at the spot exchange rates on the transaction dates. The resulting exchange differences are separately presented in the balance sheet within equity. Upon disposal of a foreign operation, the cumulative amount of the exchange differences recognised in which relate to that foreign operation is transferred to income statement in the period in which the disposal occurs.

	(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(4)	Inventories
Inventories are stated at the lower of cost and net realisable value.

Cost includes the cost of purchase and processing, and other cost. Inventories are stated at cost upon acquisition. The cost of inventories is calculated using the weighted average method. In addition to the cost of purchase of raw material, work in progress and finished goods include direct labour and an appropriate allocation of manufacturing overhead costs.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs to completion and the estimated expenses and related taxes to make the sale.

Reusable materials include low-value consumables, packaging materials and other materials, which can be used repeatedly but do not meet the definition of fixed assets.  Reusable materials are amortised in full when received for use. The amounts of the amortisation are included in the cost of the related assets or profit or loss.

Inventories are recorded by perpetual method.

	(5)	Long-term equity investments

(a) Investment in subsidiaries
In the Group’s consolidated financial statements, investment in subsidiaries are accounted for in accordance with the principles described in Note 3(1)(c).

In the Company’s financial statements, investments in subsidiaries are accounted for using the cost method. The investments are stated at cost less impairment losses (see Note 3(12)) in the balance sheet.  At initial recognition, such investments are measured as follows:

The initial investment cost of a long-term equity investment obtained through a business combination involving entities under common control is the book value of the acquired entities’ net assets at the combination date. The difference between the initial investment cost and the carrying amounts of the consideration given is adjusted to share premium in capital reserve.  If the balance of the share premium is insufficient, any excess is adjusted to retained profits.

The initial investment cost of a long-term equity investment obtained through a business combination involving entities not under common control is the cost of business combination determined at the acquisition date.

An investment in a subsidiary acquired otherwise than through a business combination is initially recognised at actual purchase cost if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities, or at the value stipulated in the investment contract or agreement if an investment is contributed by investors.

(b) Investment in jointly controlled entities and associates

A jointly controlled entity is an entity of which the Group can exercise joint control with other venturers. Joint control represents the contractual agreement of sharing of control over the entity’s economic activities, limited to economic activities related to significant financial and operating policies that require agreement of all venturers.

An associate is an entity of which the Group has significant influence. Significant influence represents the right to participate in the financial and operating policy decisions of the investee but is not control or joint control over the establishment of these policies.

An investment in a jointly controlled entity or an associate is accounted for using the equity method, unless the investment is classified as held for sale (see Note 3(10)).

At the balance sheet date, impairment losses on investment in jointly controlled entities and associates are measured according to Note 3(12).

The initial cost of investment in jointly controlled entities and associates is stated at the consideration paid if the investment is made in cash, or at the fair value of the non-monetary assets exchanged for the investment. The difference between the fair value of the non-monetary assets being exchanged and its carrying amount is charged to the income statement.

The Group’s accounting treatments when adopting the equity method include:

Where the initial investment cost of a long-term equity investment exceeds the Group’s interest in the fair value of the investee’s identifiable net assets at the date of acquisition, the investment is initially recognised at the initial investment cost.  Where the initial investment cost is less than the Group’s interest in the fair value of the investee’s identifiable net assets at the time of acquisition, the investment is initially recognised at the investor’s share of the fair value of the investee’s identifiable net assets, and the difference is charged to income statement.

After the acquisition of the investment, the Group recognises its share of the investee’s net profits or losses, as investment income or losses, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profits distributions, the carrying amount of the investment is reduced by that attributable to the Group.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(5)	Long-term equity investments (Continued)

(b) Investment in jointly controlled entities and associates (Continued)

The Group recognises its share of the investee’s net profits or losses after making appropriate adjustments to align the accounting policies or accounting periods with those of the Group based on the fair values of the investee’s net identifiable assets at the time of acquisition.  Unrealised profits and losses resulting from transactions between the Group and its associates or jointly controlled entities are eliminated to the extent of the Group’s interest in the associates or jointly controlled entities. Unrealised losses resulting from transactions between the Group and its associates or jointly controlled entities are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

The Group discontinues recognising its share of net losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that in substance forms part of the Group’s net investment in the associate or the jointly controlled entity is reduced to zero, except to the extent that the Group has an obligation to assume additional losses. Where net profits are subsequently made by the associate or jointly controlled entity, the Group resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

(c) Other long-term equity investments

Other long-term equity investments refer to investments where the Group does not have control, joint control or significant influence over the investees, and for which the investments are not quoted in an active market and their fair value can not be reliably measured.

The initial investment cost in these entities is originally recognised in the same way as the initial investment cost and measurement principles for investment in jointly controlled entities and associates, and subsequently accounted for under the cost method. As at the balance sheet date, the Group makes provision for impairment losses on such investments according to Note 3(12).

	(6)	Fixed assets and construction in progress
Fixed assets represent the tangible assets held by the Group using in the production of goods, rendering of services and for operation and administrative purposes with useful life over 1 year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(12)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(12)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(18)), and any other costs directly attributable to bringing the asset to working condition for its intended use. Costs of dismantling and removing the items and restoring the site on which the related assets located are included in the initial cost.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Group in different patterns thus necessitating use of different depreciation rates or methods, each part is recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in income statement as incurred.

Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in income statement on the date of retirement or disposal.

Fixed assets other than oil and gas properties are depreciated using the straight-line method over their estimated useful lives. The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

	Estimated	Estimated rate
	useful life	of residual value

Plants and buildings	15-45 years	3%-5%
Machinery, equipment, vehicles and others	4-18 years	3%
Oil depots, storage tanks and service stations	8-25 years	3%-5%

Useful lives, residual values and depreciation methods are reviewed at least each year end.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(7)	Oil and gas properties

Costs of development wells and related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs are charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are charged to the income statement in the period as incurred.

Gains and losses on the disposal of proved oil and gas properties are not recognised unless the disposal encompasses an entire property. The proceeds on such disposals are credited to the carrying amounts of oil and gas properties.

The Group estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

Capitalised costs relating to proved properties are amortised on a unit-of-production method.

(8)	Intangible assets

Intangible assets, where the estimated useful life is finite, are stated in the balance sheet at cost less accumulated amortisation and provision for impairment losses (see Note 3(12)). For an intangible asset with finite useful life, its cost less residual value and impairment losses is amortised on a straight-line basis over the expected useful lives, unless the intangible assets are classified as held for sale (see Note 3(10)).

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the period over which the asset is expected to generate economic benefits for the Group.

(9)	Goodwill

Goodwill represents the excess of cost of business combination over the acquirer’s interest in the fair value of the identifiable net assets of the acquiree under the business combination involving entities not under common control.

When preparing the consolidated financial statements, if the Company acquired a minority interest from a subsidiary’s minority shareholders before 7 August 2008, a goodwill is recognised on the consolidated financial statement, whose amount is the excess of the additional long-term equity investment cost on the minority interest acquisition over the fair value on the transaction date of the subsidiary’s identifiable net assets of the newly acquired portion. The difference between (i) and (ii) below, less the aforementioned goodwill is adjusted to the capital reserve in the consolidated balance sheet:

(i) the additional long-term equity investment cost on the minority interest acquisition;

(ii) the newly acquired interest in the subsidiary’s identifiable net assets recorded from the acquisition date (or combination date) of the subsidiary.

If such an acquisition occurred on or after 7 August 2008, no goodwill is recognised. The total difference between the above (i) and (ii) is adjusted to the capital reserve in the consolidated balance sheet. In both cases if the credit balance of capital reserve is insufficient, any excess is adjusted to retained profits.

Goodwill is not amortised and is stated at cost less accumulated impairment losses (see Note 3 (12)). On disposal of an asset group or a set of asset groups, any attributable amount of purchased goodwill is written off and included in the calculation of the profit or loss on disposal.

(10)	Non-current assets held for sale

A non-current asset is classified as held for sale when the Group has made a decision and signed a non-cancellable agreement on the transfer of the asset with the transferee, and the transfer is expected to be completed within one year. Such non-current assets may be fixed assets, intangible assets, investment property subsequently measured using the cost model, long-term equity investment, etc. but not include deferred tax assets. Non-current assets held for sale are stated at the lower of carrying amount and net realisable value. Any excess of the carrying amount over the net realisable value is recognised as impairment loss.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(11)	Financial Instruments

Financial instruments of the Group include cash and cash equivalents, bond investments, equity securities other than long-term equity investments, receivables, derivative financial instruments, payables, loans, bonds payable, and share capital, etc.

		(a)	Recognition and measurement of financial assets and financial liabilities
The Group recognises a financial asset or a financial liability on its balance sheet when the Group enters into and becomes a party to the underlining contract of the financial instrument.

The Group classifies financial assets and liabilities into different categories at initial recognition based on the purpose of acquiring assets and assuming liabilities: financial assets and financial liabilities at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and other financial liabilities.

Financial assets and financial liabilities are initially recognised at fair value. For financial asset or financial liability of which the change in its fair value is recognised in income statement, the relevant transaction cost is recognised in the income statement. The transaction costs for other financial assets or financial liabilities are included in the initially recognised amount. Subsequent to initial recognition financial assets and liabilities are measured as follows:

			—	Financial asset or financial liability with change in fair value recognised in the income statement (including financial asset or financial liability held for trading)

Financial assets, financial liabilities and derivative instruments held by the Group for the purpose of selling or repurchasing in short term. These financial instruments are initially measured at fair value with subsequently changes in fair value recognised in income statement.

			—	Receivables

Receivables are non-derivative financial assets with fixed or determinable recoverable amount and with no quoted price in active market. After the initial recognition, receivables are measured at amortised cost using the effective interest method.

			—	Held-to-maturity investment

Held-to-maturity investment includes non-derivative financial assets with fixed or determinable recoverable amount and fixed maturity that the Group has the positive intention and ability to hold to maturity.

After the initial recognition, held-to-maturity investments are stated at amortised cost using the effective interest rate method.

			—	Available-for-sale financial assets

Available-for-sale financial assets include non-derivative financial assets that are designated as available for sales and other financial assets which do not fall into any of the above categories. Investments in equity instruments that do not have quoted market prices in active markets and whose fair value cannot be reliably measured are stated at cost.

Other than the above equity instrument investments whose fair values cannot be measured reliably, other available-for-sale financial assets are initially stated at fair values. The gains or losses arising from changes in the fair value are directly recognised in equity, except for the impairment losses and exchange differences from monetary financial assets denominated in foreign currencies, which are recognised in the income statement. The cumulative gains and losses previously recognised in equity are transferred to the income statement when the available-for-sale financial assets are derecognised. Dividend income from these equity instruments is recognised in profit or loss when the investee declares the dividends. Interest on available-for-sale financial assets calculated using the effective interest method is recognised in profit or loss (see Note 3(16) (c)).

			—	Derivative financial instruments

Derivative financial instruments are recognised initially at fair value.  At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement of derivative financial instruments to fair value is charged immediately to the profit or loss, except where the derivatives qualify for cash flow hedge accounting or hedge the net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged (see Note 3(11)(c)).

			—	Other financial liabilities

Financial liabilities other than the financial liabilities at fair value through profit or loss are classified as other financial liabilities.

Among other financial liabilities, financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the holder) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Where the Group issues a financial guarantee, subsequent to initial recognition, the guarantee is measured at the higher of the amount initially recognised less accumulated amortisation and the amount of a provision determined in accordance with the principles of contingent liabilities (see Note 3(15)).

Except for the other financial liabilities described above, subsequent to initial recognition, other financial liabilities are measured at amortised cost using the effective interest method.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(11)	Financial Instruments (Continued)

		(b)	Determination of fair value

Fair value of financial asset or financial liability is determined with reference to quoted market price in active market without adjusting for transaction costs that may be incurred upon future disposal or settlement is used to establish the fair value of financial asset or financial liability. For a financial asset held or a financial liability to be assumed, the quoted price is the current bid price and, for a financial asset to be acquired or a financial liability assumed, it is the current asking price.

If no active market exists for a financial instrument, a valuation technique is used to establish the fair value. Valuation techniques include using arm’s length market transactions between knowledge, willing parties; reference to the current fair value of other instrument that is substantially the same; discounted cash flows and option pricing model. The Group calibrates the valuation technique and tests it for validity periodically.

		(c)	Hedge accounting
Hedge accounting is a method which recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item in the same accounting period(s).

Hedged items are the items that expose the Group to risks of changes in fair value or future cash flows and that are designated as being hedged. The Group’s hedged items include fixed-rate borrowings that expose the Group to risk of changes in fair values, floating rate borrowings that expose the Group to risk of variability in cash flows, and a forecast transaction that is settled with a fixed amount of foreign currency and expose the Group to foreign currency risk.

A hedging instrument is a designated derivative whose changes in fair value or cash flows are expected to offset changes in the fair value or cash flows of the hedged item. For a hedge of foreign currency risk, a non-derivative financial asset or non-derivative financial liability may also be used as a hedging instrument.

The hedge is assessed by the Group for effectiveness on an ongoing basis and determined to have been highly effective throughout the accounting periods for which the hedging relationship was designated. The Group uses a ratio analysis to assess the subsequent effectiveness of a cash flow hedge, and uses a regression analysis to assess the subsequent effectiveness of a fair value hedge.

			—	Cash flow hedges

A cash flow hedge is a hedge of the exposure to variability in cash flows. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in shareholders’ equity as a separate component.  That effective portion is adjusted to the lesser of the following (in absolute amounts):

				—	the cumulative gain or loss on the hedging instrument from inception of the hedge;

				—	the cumulative change in present value of the expected future cash flows on the hedged item from inception of the hedge.

The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is removed from shareholders’ equity, included in the initial cost of the non-financial asset or liability, and  recognised in profit or loss in the same period during which the non-financial asset or non-financial liability affects profit or loss. However, if the Group expects that all or a portion of a net loss recognised directly in shareholders’ equity will not be recovered in future accounting periods, it reclassifies the amount that is not expected to be recovered into profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is removed from equity and recognised in profit or loss in the same period during which the financial asset or financial liability affects profit or loss. However, if the Group expects that all or a portion of a net loss recognised directly in shareholders’ equity will not be recovered in future accounting periods, it reclassifies the amount that is not expected to be recovered into profit or loss.

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is removed from shareholders’ equity and recognised in profit or loss in the same period or periods during which the hedged forecast transaction affects profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting, the Group will discontinue the hedge accounting treatments prospectively.  In this case, the gain or loss on the hedging instrument that remains recognised directly in shareholders’ equity from the period when the hedge was effective shall not be reclassified into profit or loss and is recognised in accordance with the above policy when the forecast transaction occurs.  If the forecast transaction is no longer expected to occur, the gain or loss on the hedging instrument that remains recognised directly in shareholders’ equity from the period when the hedge was effective shall be reclassified into profit or loss immediately.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(11)	Financial Instruments (Continued)

		(c)	Hedge accounting (Continued)
			—	Fair value hedges

A fair value hedge is a hedge of the exposure to changes in fair value of a recognised asset or liability or an unrecognised firm commitment, or an identified portion of such an asset, liability or unrecognised firm commitment.

The gain or loss from re-measuring the hedging instrument at fair value is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognised in profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or no longer meets the criteria for hedge accounting, the Group discontinues prospectively the hedge accounting treatments. If the hedged item is a financial instrument measured at amortised cost, any adjustment to the carrying amount of the hedged item is amortised to profit or loss from the adjustment date to the maturity date using the recalculated effective interest rate at the adjustment date.

			—	Hedge of net investment in foreign operation

A hedge of a net investment in a foreign operation is a hedge of the exposure to foreign exchange risk associated with a net investment in a foreign operation.  The portion of the gain or loss on a hedging instrument that is determined to be an effective hedge is recognised directly in equity as a separate component until the disposal of the foreign operation, at which time the cumulative gain or loss recognised directly in equity is recognised in profit or loss. The ineffective portion is recognised immediately in profit or loss.

		(d)	Convertible bonds

			(i)	Convertible bonds that contain an equity component

Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments which contain both a liability component and an equity component.

At initial recognition the liability component of the convertible bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. The interest expense recognised in the income statement on the liability component is calculated using the effective interest method. The equity component is recognised in the capital reserve until either the bond is converted or redeemed.

If the bond is converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bond is redeemed, the capital reserve is transferred to retained profits.

			(ii)	Other convertible bonds
Convertible bonds issued with a cash settlement option and other embedded derivative features are split into liability and derivative components.

At initial recognition, the derivative component of the convertible bonds is measured at fair value.  Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component.  Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds.  The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in the income statement.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in the income statement.  The liability component is subsequently carried at amortised cost until extinguished on conversion or redemption.  The interest expense recognised in the income statement on the liability component is calculated using the effective interest method.  Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued.  If the convertible bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognised in the income statement.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(11)	Financial Instruments (Continued)

		(e)	Derecognition of financial assets and financial liabilities

The Group derecognises a financial asset when the contractual right to receive cash flows from the financial asset expires, or where the Group transfers substantially all risks and rewards of ownership.

On derecognition of a financial asset, the difference between the following amounts is recognised in income statement:

			—	the carrying amounts, and

			—	the sum of the consideration received and any cumulative gain or loss that had been recognised directly in equity.

Where the obligations for financial liabilities are completely or partially discharged, the entire or part of financial liabilities are derecognised.

		(f)	Equity instruments
An equity instrument is a contract that the holder of which entitles the Company’s residual assets.

The consideration received from the issue of equity instruments less transaction costs is recognised in share capital and capital reserve.

The consideration paid for the repurchase of the Company’s issued equity instruments plus the associated transaction costs is charged to the shareholders’ equity.

	(12)	Impairment of financial assets and non-financial long-term assets

		(a)	Impairment of financial assets

The carrying amount of financial assets (except those financial assets stated at fair value with changes in the fair values charged to income statement) are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, impairment loss is provided.

			—	Receivables and held-to-maturity investments

Held-to-maturity investments are assessed for impairment on an individual basis. Receivables are assessed for impairment both on an individual basis and on a collective group basis.

Where impairment is assessed on an individual basis, an impairment loss in respect of a receivable or held-to-maturity investment is calculated as the excess of its carrying amount over the present value of the estimated future cash flows (exclusive of future credit losses that have not been incurred) discounted at the original effective interest rate. All impairment losses are recognised in income statement.

The assessment is made collectively where receivables share similar credit risk characteristics (including those having not been individually assessed as impaired), based on their historical loss experiences, and adjusted by the observable figures reflecting present economic conditions.

Impairment loss on receivables and held-to-maturity investments is reversed in the income statement if evidence suggests that the financial assets’ carrying amounts have increased and the reason for the increase is objectively as a result of an event occurred after the recognition of the impairment loss. The reversed carrying amount shall not exceed the amortised cost if the financial assets had no impairment recognised.

			—	Available-for-sale financial assets

Available-for-sale financial assets are assessed for impairment on an individual basis.

When available-for-sale financial assets are impaired, despite not derecognised, the cumulative losses resulted from the decrease in fair value which had previously been recognised directly in shareholders’ equity, are reversed and charged to income statement.

Impairment loss of available-for-sale debt instrument is reversed, if the reason for the subsequent increase in fair value is objectively as a result of an event occurred after the recognition of the impairment loss. Impairment loss for available-for-sale equity instrument is not reversed through income statement.

		(b)	Impairment of other long-term equity investments
Other long-term equity investments are assessed for impairment on an individual basis.

For other long-term equity investments (see Note 3(5)(c)), the amount of the impairment loss is stated as the difference between the carrying amount of the investment and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss is not reversed.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(12)	Impairment of financial assets and non-financial long-term assets (Continued)

		(c)	Impairment of other non-financial long-term assets

Internal and external sources of information are reviewed at each balance sheet date for indications that the following assets, including fixed assets, construction in progress, goodwill, intangible assets and investments in subsidiaries, associates and jointly controlled entities may be impaired.

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The recoverable amounts of goodwill and intangible assets with uncertain useful lives are estimated annually no matter there are any indications of impairment. Goodwill is tested for impairment together with related asset units or groups of asset units.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Group primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

Fair value less costs to sell of an asset is based on its selling price in an arm’s length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is the estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the assets remaining useful life.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is recognised as an impairment loss in the income statement. A provision for impairment loss of the asset is recognised accordingly. Impairment losses related to an asset unit or a set of asset units first reduce the carrying amount of any goodwill allocated to the asset unit or set of asset units, and then reduce the carrying amount of the other assets in the asset unit or set of asset units on a pro rata basis. However, that the carrying amount of an impaired asset will not be reduced below the higher of its individual fair value less costs to sell (if determinable) and the present value of expected future cash flows (if determinable).

Impairment losses for assets are not reversed.

	(13)	Employee benefits

Employee benefits are all forms of considerations given and other related expenses incurred in exchange for services rendered by employees. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the employee benefits payable (other than termination benefits) as a liability and charged to the cost of an asset or as an expense in the same time.

		(a)	Retirement benefits

Pursuant to the relevant laws and regulations of the PRC, the Group has joined a basic pension insurance for the employees arranged by local Labour and Social Security Bureaus. The Group makes contributions to the pension insurance at the applicable rates based on the amounts stipulated by the government organisation. The contributions are recognised as cost of assets or charged to profit or loss on an accrual basis. When employees retire, the local Labour and Social Security Bureaus are responsible for the payment of the basic pension benefits to the retired employees. The Group does not have any other obligations in this respect.

		(b)	Housing fund and other social insurance

Besides the pension benefits, pursuant to the relevant laws and regulations of the PRC, the Group has joined defined social security contributions for employees, such as a housing fund, basic medical insurance, unemployment insurance, injury insurance and maternity insurance. The Group makes contributions to the housing fund and other social insurances mentioned above at the applicable rate(s) based on the employees’ salaries.  The contributions are recognised as cost of assets or charged to profit or loss on an accrual basis.

		(c)	Termination benefits

When the Group terminates the employment relationship with employees before the employment contracts have expired, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided, is recognised in profit or loss when both of the following conditions have been satisfied:

			—	The Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly; and

			—	The Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(14)	Income tax
Current tax and deferred tax are recognised in profit or loss except to the extent that they relate to items recognised directly in equity, in which case, they are recognised in equity.

Current tax is the expected tax payable calculated at the applicable tax rate on taxable income for the period, and any adjustment to tax payable in respect of previous year.

At the balance sheet date, current tax assets and liabilities are offset if the taxable entity has a legally enforceable right to set off them and the entity intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Deferred tax assets and liabilities are recognised based on deductible temporary differences and taxable temporary differences respectively. Temporary difference is the difference between the carrying amounts of assets and liabilities and their tax bases including unused tax losses and unused tax credits able to be utilised in subsequent years. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available to offset the deductible temporary differences.

Temporary differences arise in a transaction, which is not a business combination, and at the time of transaction, does not affect accounting profit or taxable profit (or unused tax losses), will not result in deferred tax. Temporary differences arising from the initial recognition of goodwill will not result in deferred tax.

At the balance sheet date, the amount of deferred tax recognised is measured based on the expected manner of recovery or settlement of the carrying amount of the assets and liabilities, using tax rates that are expected to be applied in the period when the asset is recovered or the liability is settled in accordance with tax laws.

At the balance sheet date, deferred tax assets and liabilities are offset if all the following conditions are met:

		—	the taxable entity has a legally enforceable right to set off current tax assets against current tax liabilities, and

		—	they relate to income taxes levied by the same tax authority on either:

			—	the same taxable entity; or

—
different taxable entities which either to intend to settle the current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

	(15)	Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a contingent event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the effect of time value of money is material, provisions are determined by discounting the expected future cash flows.

In terms of a possible obligation resulting from a past transaction or event, whose existence will only be confirmed by the occurrence or non-occurrence of future events, or a present obligation resulting from a past transaction or event, where it is not probable that the settlement of the above obligation will cause an outflow of economic benefits, or the amount of the outflow cannot be estimated reliably, the possible or present obligation is disclosed as a contingent liability.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest costs, is reflected as an adjustment to the provision of oil and gas properties.

A provision for onerous contracts is recognised when the economic benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(16)	Revenue recognition

Revenue is the total inflow of economic benefits arising in the course of the Group’s normal activities when the inflows result in increase in shareholder’s equity, other than increase relating to contributions from shareholders. Revenue is recognised in profit or loss when it is probable that the economic benefits will flow to the Group, the revenue and costs can be measured reliably and the following respective conditions are met:

		(a)	Revenues from sales of goods
Revenue from the sales of goods is recognised when all of the general conditions stated above and following conditions are satisfied:

		—	the significant risks and rewards of ownership and title have been transferred to buyers, and

		—	the Group does not retain the management rights, which is normally associated with owner, on goods sold and has no control over the goods sold.

Revenue form the sale of goods is measured at fair value of the considerations received or receivable under the sales contract or agreement.

		(b)	Revenues from rendering services

At the balance sheet date, when the outcome of a transaction involving the rendering of services can be estimated reliably at the balance sheet date, revenue from rendering of services is recognised in the income statement by reference to the stage of completion of the transaction based on the proportion of services performed to date to the total services to be performed.

When the outcome of rendering the services cannot be estimated reliably, revenues are recognised only to the extent that the costs incurred are expected to be recoverable. If the costs of rendering of services are not expected to be recoverable, the costs are charged to the income statement when incurred, and revenues are not recognised.

		(c)	Interest income
Interest income is recognised on a time proportion basis with reference to the principal outstanding and the applicable effective interest rate.

	(17)	Government grants

Government grants are the gratuitous monetary assets or non-monetary assets that the Group receives from the government, excluding capital injection by the government as an investor. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of Òcapital reserveÓ are dealt with as capital contributions, and not regarded as government grants.

Government grants are recognised when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them.  Government grants in the form of monetary assets are recorded based on as the amount received or receivable, whereas non-monetary assets are measured at fair value.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in the income statement over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

	(18)	Borrowing costs
Borrowing costs incurred on borrowings for the acquisition, construction or production of qualified assets are capitalised into the cost of the related assets.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

	(19)	Repairs and maintenance expenses
Repairs and maintenance (including overhauling expenses) expenses are recognised in the income statement when incurred.

	(20)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations is expensed as incurred.

	(21)	Research and development costs
Research and development costs are recognised in the income statement when incurred.

	(22)	Operating leases
Operating lease payments are charged as expenses on a straight-line basis over the period of the respective leases.

	(23)	Dividends

Dividends and distributions of profits proposed in the profit appropriation plan which will be authorised and declared after the balance sheet date, are not recognised as a liability at the balance sheet date and are separately disclosed in the notes to the financial statements.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(24)	Related parties

If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control, joint control or significant influence from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Where enterprises are subject to state control but are otherwise unrelated, they are not related parties. Related parties of the Group and the Company include, but not limited to:

		(a)	the holding company of the Company;

		(b)	the subsidiaries of the Company;

		(c)	the parties that are subject to common control with the Company;

		(d)	investors that have joint control or exercise significant influence over the Group;

		(e)	enterprises or individuals if a party has control, joint control or significant influence over both the enterprises or individuals and the Group;

		(f)	jointly controlled entities of the Group;

		(g)	associates of the Group;

		(h)	the major individual investors of the Group and a close family member of such individuals;

		(i)	the member of key management personnel of the Group, and a close family member of such individuals;

		(j)	the member of key management personnel of the Company’s holding company;

		(k)	close family member of key management personnel of the Company’s holding company; and

		(l)	an entity which is under control, joint control or significant influence of major individual investor, key management personnel or a close family member of such individuals.

	(25)	Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management for the purposes of allocating resources to, and assessing the performance of the Group’s various lines of business.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

4	CHANGES IN ACCOUNTING POLICIES

In accordance with China Accounting Standards for Business Enterprises Bulletin No.3 (ÒBulletin No.3Ó), which was issued during the six-month period ended 30 June 2009 and China Accounting Standards for Business Enterprises Bulletin No.2 (ÒBulletin No.2Ó), which was issued by the Ministry of Finance in 2008, the Group changed the following significant accounting policies:

	(1)	Presentation of income statement

Bulletin No. 3 requires additional account captions, other comprehensive income and total comprehensive income, to be presented in the income statement. Other comprehensive income represents the after tax effect of total gains and losses, which have not been recognised in the net profit according to ASBE (2006). Total comprehensive income represents the aggregate amount of net profit and other comprehensive income. The above changes have also been applied to the Group’s consolidated income statement with account captions, total comprehensive income attributable to the equity shareholders of the Company and total comprehensive income attributable to minority interests, presented below the total comprehensive income.

Comparative figures have been restated to conform with the above new change of presentation in the income statement. Please see the income statement for details.

	(2)	Segment reporting

Bulletin No.3 requires segment disclosure to be based on the way that the Group’s chief operating decision maker manages the Group, with the amounts reported for each reportable segment being the measures reported to the Group’s chief operating decision maker for the purposes of assessing segment performance and making decisions about operating matters. This contrasts with the presentation of segment information in prior years which was based on a disaggregation of the Group’s financial statements into segments based on related products and services and on geographical areas. However, the adoption of Bulletin No.3 has not resulted in any significant changes to the presentation of segment information since the identification and presentation of reportable segments in prior periods were consistent with Bulletin No.3.

4	CHANGES IN ACCOUNTING POLICIES (Continued)

	(3)	Oil and gas properties

Prior to 30 June 2008, oil and gas properties were depreciated using the straight-line method over their estimated useful lives. Pursuant to the requirements of Bulletin No.2, the Group changed the depreciation method of oil and gas properties from straight-line method to unit-of-production method and made retrospective adjustments to the financial statements during the year ended 31 December 2008. The effects of the change in accounting policies on the Group and the Company’s net profits for the six-month period ended 30 June 2008 are as follows:

	The Group	The Company
	Six-month	Six-month
	period ended	period ended
	30 June	30 June
	2008	2008
	RMB millions	RMB millions

Net profit before adjustment	9,415	5,952
Oil and gas properties	(1,093)	(1,093)
Net profit after adjustment	8,322	4,859

5	TAXATION
Major types of tax applicable to the Group are income tax, consumption tax, resources tax, value added tax, special oil income levy, city construction tax and education surcharge.

The Corporate Income Tax Law of the People’s Republic of China (Ònew tax lawÓ) took effect on 1 January 2008. According to the new tax law, the income tax rate applicable to the Group is changed to 25% from 1 January 2008; however, certain entities previously taxed at a preferential rate are subject to a transition period during which their tax rate will gradually be increased to the unified rate of 25% over a five-year period starting from 1 January 2008.

Based on the new tax law, the income tax rate applicable to the Group, except for certain entities of the Group, is changed from 33% to 25% from 1 January 2008. Based on a tax notice issued by the State Council on 26 December 2007, the applicable tax rates for foreign investment enterprises operating in special economic zones, which were previously taxed at the preferential rate of 15%, are 18%, 20%, 22%, 24% and 25% for the years ending 31 December 2008, 2009, 2010, 2011 and 2012, respectively. According to the same notice, the applicable tax rate for entities operating in the western region of the PRC which were granted a preferential tax rate of 15%  remains at 15% for the years ending 31 December 2008, 2009 and 2010 and will be increased to 25% from 1 January 2011.

Before 1 January 2009, consumption tax is levied on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil at a rate of RMB 277.6 per tonne, RMB 117.6 per tonne, RMB 277.0 per tonne, RMB 256.4 per tonne, RMB 225.2 per tonne, RMB 101.5 per tonne and RMB 124.6 per tonne respectively. Effective from 1 January 2009, the consumption tax rates on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil changed to RMB 1,388.0 per tonne, RMB 940.8 per tonne, RMB 1,385.0 per tonne, RMB 1,282.0 per tonne, RMB 1,126.0 per tonne, RMB 812.0 per tonne and RMB 996.8 per tonne respectively.

Resources tax is levied on crude oil and natural gas at rates ranging from RMB 14 per tonne to RMB 30 per tonne and RMB 7 to RMB 15 per 1,000 cubic metre, respectively.

Value added tax rate for liquefied petroleum gas, natural gas and certain agricultural products is 13% and that for other products is 17%.

The Ministry of Finance imposed a special oil income levy on any income derived from the sale by an oil exploration and production enterprise of locally produced crude oil exceeding a standard price. The levy starts at USD 40 per barrel and the imposed rate ranges from 20% to 40%.

The branches and subsidiaries granted with tax concession are set out below:

Name of branches and subsidiaries	Preferential tax rate	Reasons for granting concession

Sinopec National Star Xinan Branch	15%	Tax preferential policy in the western part of China
Sinopec National Star Xibei Branch	15%	Tax preferential policy in the western part of China
Tahe Oilfield Petrochemical Factory	15%	Tax preferential policy in the western part of China
Zhanjiang Dongxing Petrochemical Company Limited	20%	Foreign investment enterprise
Sinopec Hainan Refining and Chemical Company Limited	2-year exemption	Foreign investment enterprise
	and 3-year 50% reduction

6	CASH AT BANK AND ON HAND

The Group

	Original	At 30 June 2009		Original	At 31 December 2008
	currency	Exchange	RMB	currency	Exchange	RMB
	millions	rates	millions	millions	rates	millions

Cash on hand
Renminbi			165			161
Cash at bank
Renminbi			6,869			5,487
US Dollars	79	6.8319	540	184	6.8346	1,259
Hong Kong Dollars	183	0.8815	161	124	0.8819	109
Japanese Yen	112	0.0711	8	66	0.0757	5
Euro	4	9.6408	36	4	9.6590	43
			7,779			7,064
Deposits at related parties
Renminbi			1,233			605
US Dollars	10	6.8319	70	13	6.8346	91
Total cash at bank and on hand			9,082			7,760

The Company

	Original	At 30 June 2009		Original	At 31 December 2008
	currency	Exchange	RMB	currency	Exchange	RMB
	millions	rates	millions	millions	rates	millions

Cash on hand
Renminbi			140			141
Cash at bank
Renminbi			3,140			2,068
US Dollars	—	6.8319	1	—	6.8346	1
			3,281			2,210
Deposits at related parties
Renminbi			399			47
US Dollars	—	6.8319	1	—	6.8346	1
Total cash at bank and on hand			3,681			2,258

Deposits at related parties represent deposits placed at Sinopec Finance Company Limited. Deposits interest is calculated based on market rate.

At 30 June 2009, time deposits with financial institutions of the Group and the Company amounted to RMB 1,482 million (2008: RMB 752 million) and RMB 24 million (2008: RMB 31 million), respectively.

7	BILLS RECEIVABLE
Bills receivable represents mainly the bills of acceptance issued by banks for sales of goods and products.

At 30 June 2009, the Group’s and the Company’s outstanding endorsed or discounted bills (with recourse) amounted to RMB 6,171 million (2008: RMB 11,074 million) and RMB 6,945 million (2008: RMB 9,118 million), respectively, all of which are due before 31 December 2009.

8	ACCOUNTS RECEIVABLE

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Amounts due from subsidiaries	—	—	6,923	8,001
Amounts due from Sinopec Group Company
and fellow subsidiaries	2,054	2,670	1,439	1,281
Amounts due from associates and jointly controlled entities	3,873	1,408	282	484
Amounts due from others	26,368	11,318	3,950	3,491
	32,295	15,396	12,594	13,257
Less: Allowance for doubtful accounts	2,328	2,406	1,906	1,983
Total	29,967	12,990	10,688	11,274

Ageing analysis on accounts receivable is as follows:

	The Group
	At 30 June 2009				At 31 December 2008
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		of total		to accounts		of total		to accounts
	Amount	accounts	Allowance	receivable	Amount	accounts	Allowance	receivable
	RMB	receivable	RMB	balance	RMB	receivable	RMB	balance
	millions	%	millions	%	millions	%	millions	%

Within one year	29,912	92.6	15	0.1	12,931	84.0	63	0.5
Between one and two years	37	0.1	15	40.5	100	0.6	21	21.0
Between two and three years	52	0.2	30	57.7	75	0.5	59	78.7
Over three years	2,294	7.1	2,268	98.9	2,290	14.9	2,263	98.8
Total	32,295	100.0	2,328		15,396	100.0	2,406

	The Company
	At 30 June 2009				At 31 December 2008
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		of total		to accounts		of total		to accounts
	Amount	accounts	Allowance	receivable	Amount	accounts	Allowance	receivable
	RMB	receivable	RMB	balance	RMB	receivable	RMB	balance
	millions	%	millions	%	millions	%	millions	%

Within one year	10,641	84.5	6	0.1	11,270	85.0	57	0.5
Between one and two years	28	0.2	14	50.0	40	0.3	17	42.5
Between two and three years	39	0.3	24	61.5	29	0.2	18	62.1
Over three years	1,886	15.0	1,862	98.7	1,918	14.5	1,891	98.6
Total	12,594	100.0	1,906		13,257	100.0	1,983

At 30 June 2009 and 31 December 2008, the total amounts of the top five accounts receivable of the Group are set out below:

	At 30 June	At 31 December
	2009	2008

Total amount (RMB millions)	10,047	1,882
Ageing	Within 1 year	Within 1 year
Percentage to the total balance of accounts receivable	31.1%	12.2%

At 30 June 2009, the Group’s and the Company’s accounts receivable due from related parties amounted to RMB 5,927 million and RMB 8,644 million (2008: RMB 4,078 million and RMB 9,766 million), representing 18.4% and 68.6% (2008: 26.5% and 73.7%) of the total accounts receivable.

Except for the balances disclosed in Note 47, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of accounts receivable.

During the six-month periods ended 30 June 2009 and 2008, the Group and the Company had no individually significant accounts receivable been fully or substantially provided allowance for doubtful accounts.

During the six-month periods ended 30 June 2009 and 2008, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

At 30 June 2009 and 31 December 2008, the Group and the Company had no individually significant accounts receivable that aged over three years.

9	OTHER RECEIVABLES

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Amounts due from subsidiaries	—	—	15,155	11,266
Amounts due from Sinopec Group Company
and fellow subsidiaries	2,136	2,729	1,023	910
Amounts due from associates and jointly controlled entities	841	578	525	502
Amounts due from others	16,607	19,834	13,021	14,597
	19,584	23,141	29,724	27,275
Less: Allowance for doubtful accounts	2,691	2,616	3,282	3,188
Total	16,893	20,525	26,442	24,087

Ageing analysis of other receivables is as follows:

	The Group
	At 30 June 2009				At 31 December 2008
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		of total		to other		of total		to other
	Amount	other	Allowance	receivables	Amount	other	Allowance	receivables
	RMB	receivables	RMB	balance	RMB	receivables	RMB	balance
	millions	%	millions	%	millions	%	millions	%

Within one year	14,401	73.5	47	0.3	18,104	78.2	52	0.3
Between one and two years	907	4.6	55	6.1	801	3.5	71	8.9
Between two and three years	422	2.2	35	8.3	439	1.9	54	12.3
Over three years	3,854	19.7	2,554	66.3	3,797	16.4	2,439	64.2
Total	19,584	100.0	2,691		23,141	100.0	2,616

	The Company
	At 30 June 2009				At 31 December 2008
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		of total		to other		of total		to other
	Amount	other	Allowance	receivables	Amount	other	Allowance	receivables
	RMB	receivables	RMB	balance	RMB	receivables	RMB	balance
	millions	%	millions	%	millions	%	millions	%

Within one year	24,434	82.2	47	0.2	22,038	80.8	52	0.2
Between one and two years	606	2.0	52	8.6	630	2.3	52	8.3
Between two and three years	241	0.8	32	13.3	217	0.8	46	21.2
Over three years	4,443	15.0	3,151	70.9	4,390	16.1	3,038	69.2
Total	29,724	100.0	3,282		27,275	100.0	3,188

At 30 June 2009 and 31 December 2008, the total amounts of the top five other receivables of the Group are set out below:

	At 30 June	At 31 December
	2009	2008

Total amount (RMB millions)	2,086	2,611
Ageing	From within	From within
	one year to	one year to
	over three years	over three years
Percentage to the total balance of other receivables	10.7%	11.3%

At 30 June 2009, the Group’s and the Company’s other receivables due from related parties amounted to RMB 2,977 million and RMB 16,703 million (2008: RMB 3,307 million and RMB 12,678 million), representing 15.2% and 56.2% (2008: 14.3% and 46.5%) of the total of other receivables.

Except for the balances disclosed in Note 47, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of other receivables.

At 30 June 2009, income tax receivable of RMB 7,945 million (2008: RMB 9,784 million) and RMB 7,798 million (2008: RMB 9,768 million) are included in the Group’s and the Company’s other receivables respectively.

During the six-month periods ended 30 June 2009 and 2008, the Group and the Company had no individually significant other receivables been fully or substantially provided allowance for doubtful accounts.

During the six-month periods ended 30 June 2009 and 2008, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

At 30 June 2009 and 31 December 2008, the Group and the Company had no individually significant other receivables that aged over three years.

10	PREPAYMENTS
All prepayments are aged within one year.

Except for the balances disclosed in Note 47, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of prepayments.

11	INVENTORIES

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Raw materials	73,824	54,085	54,437	44,417
Work in progress	11,385	10,745	8,009	7,187
Finished goods	32,229	35,858	19,546	22,097
Spare parts and consumables	4,228	4,480	2,678	2,887
	121,666	105,168	84,670	76,588
Less: Provision for diminution in value of inventories	1,361	9,189	1,063	6,342
	120,305	95,979	83,607	70,246

Provision for diminution in value of inventories is mainly against raw materials. For the six-month period ended 30 June 2009, the provision for diminution in value of inventories of the Group and the Company was primarily due to the costs of inventories of the refining and chemicals segments were higher than their net realisable value.

12	LONG-TERM EQUITY INVESTMENTS

The Group

	Investments			Provision
	in jointly	Investments	Other	for
	controlled	in	equity	impairments
	entities	associates	investments	losses	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2009	11,781	15,595	1,562	(233)	28,705
Additions for the period	370	180	55	—	605
Share of profits less losses from
investments accounted for under
the equity method	647	715	—	—	1,362
Change of capital reserve from
investments accounted for under
the equity method	—	735	—	—	735
Dividends receivable/received	(38)	(538)	—	—	(576)
Disposals for the period	—	(48)	(241)	—	(289)
Movement of provision for impairment losses	—	—	—	40	40
Balance at 30 June 2009	12,760	16,639	1,376	(193)	30,582

The Company

		Investments			Provision
		in jointly	Investments	Other	for
	Investments in	controlled	in	equity	impairment
	subsidiaries	entities	associates	investments	losses	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2009	61,982	5,359	11,538	716	(146)	79,449
Additions for the period	1,273	126	177	50	—	1,626
Share of profits less losses from investments
accounted for under the equity method	—	226	586	—	—	812
Change of capital reserve from investments
accounted for under the equity method	—	—	735	—	—	735
Dividends receivable/received	—	(10)	(292)	—	—	(302)
Disposals for the period	(367)	—	(32)	(35)	—	(434)
Movement of provision for impairment losses	—	—	—	—	3	3
Balance at 30 June 2009	62,888	5,701	12,712	731	(143)	81,889

Details of the Company’s principal subsidiaries are set out in Note 49.

12	LONG-TERM EQUITY INVESTMENTS (Continued)
At 30 June 2009, principal associates of the Group and the Company are as follows:

			Percentage of
		Percentage of	equity/voting
		equity/voting	right held by
	Registered capital/	right held by	the Company’s
Name of associates	paid-up capital	the Company	subsidiaries	Principal activities
	%	%

Sinopec Finance Company Limited	Registered capital	49.00	—	Provision of non-banking financial
	RMB 6,000,000,000			services
China Aviation Oil Supply Company	Registered capital	—	29.00	Marketing and distribution of refined
Limited	RMB 3,800,000,000			petroleum products
Shanghai Petroleum Company Limited	Registered capital	30.00	—	Exploration and production of crude
	RMB 900,000,000			oil and natural gas
Shanghai Chemical Industry Park	Registered capital	—	38.26	Planning, development and operation
Development Company Limited	RMB 2,372,439,000			of the Chemical Industry Park
				in Shanghai, the PRC
China Shipping & Sinopec Suppliers	Registered capital	—	50.00	Transportation of petroleum products
Company Limited	RMB 876,660,000

At 30 June 2009, details of principal associates of the Group and the Company are as follows:

			Share of	Change of
			profits/	capital
			(losses)	reserve
			accounted	accounted
	Initial	Balance at	for under	for under	Dividends	Balance at
	investment	1 January	the equity	the equity	receivable/	30 June
Name of associates	cost	2009	method	method	received	2009
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Sinopec Finance Company Limited	2,712	5,053	397	735	—	6,185
China Aviation Oil Supply Company Limited	1,102	1,318	17	—	(193)	1,142
Shanghai Petroleum Company Limited	300	1,012	72	—	(114)	970
Shanghai Chemical Industry Park Development
Company Limited	608	960	6	—	(6)	960
China Shipping & Sinopec Suppliers
Company Limited	438	519	(5)	—	—	514

12	LONG-TERM EQUITY INVESTMENTS (Continued)
At 30 June 2009, the Group’s and the Company’s principal jointly controlled entities are as follows:

Percentage of
equity/
	Percentage of	voting right
	equity/voting	held by the
	Registered capital/	right held by	Company’s
Name of jointly controlled entities	paid-up capital	the Company	subsidiaries	Principal activities
	%	%

Shanghai Secco Petrochemical	Registered capital	30.00	20.00	Manufacturing and distribution of
Company Limited	USD 901,440,964			petrochemical products
BASF-YPC Company Limited	Registered capital	30.00	10.00	Manufacturing and distribution of
	RMB 8,793,000,000			petrochemical products
Fujian Refining and Petrochemical	Registered capital	—	50.00	Manufacturing and distribution of
Company Limited	RMB 12,806,000,000			petrochemical products
At 30 June 2009, details of principal jointly controlled entities of the Group and the Company are as follows:

				Share of
				profits
	Initial	Balance at	Additions	accounted	Balance at
	investment	1 January	for the	for under the	30 June
Name of jointly controlled entities	cost	2008	period	equity method	2009
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Shanghai Secco Petrochemical
Company Limited	3,722	3,542	—	68	3,610
BASF-YPC Company Limited	3,517	3,778	—	229	4,007
Fujian Refining and Petrochemical
Company Limited	5,132	3,726	242	333	4,301

The Group’s effective interest share of the jointly controlled entities’ net assets, operating revenue and net profit are as follows:

	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions

Net assets	12,760	11,781

	Six-month periods ended 30 June
	2009	2008
	RMB millions	RMB millions

Operating revenue	8,418	13,951
Net profit	647	497

Other equity investments represent the Group’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and natural gas and chemical activities and operations. This includes non-consolidated investments which the Group has over 50% equity interest but the Group has no control on the entities.

For the six-month period ended 30 June 2009, the Group and the Company had no individually significant long-term investments which had been provided for impairment losses.

13	FIXED ASSETS

The Group – by segment

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2009	344,693	179,551	107,657	189,478	8,741	830,120
Additions for the period	360	96	190	629	2	1,277
Transferred from construction in progress	8,337	5,041	1,722	1,678	269	17,047
Acquisition (ii)	60	999	—	—	—	1,059
Reclassifications	—	87	—	46	(133)	—
Disposals	(3)	(379)	(128)	(1,540)	(37)	(2,087)
Reclassification to other assets	—	—	(158)	—	(17)	(175)
Balance at 30 June 2009	353,447	185,395	109,283	190,291	8,825	847,241

Accumulated depreciation:
Balance at 1 January 2009	172,512	83,841	26,711	117,265	3,049	403,378
Depreciation charge for the period	11,831	5,009	2,679	4,163	421	24,103
Acquisition (ii)	—	591	—	—	—	591
Reclassifications	—	11	—	34	(45)	—
Written back on disposals	(2)	(317)	(58)	(1,203)	(35)	(1,615)
Reclassification to other assets	—	—	(23)	—	—	(23)
Balance at 30 June 2009	184,341	89,135	29,309	120,259	3,390	426,434

Provision for impairment losses:
Balance at 1 January 2009	6,407	1,135	2,104	5,138	19	14,803
Additions for the period	—	24	128	9	—	161
Written off for the period	—	(26)	(36)	(69)	(1)	(132)
Balance at 30 June 2009	6,407	1,133	2,196	5,078	18	14,832

Net book value:
Balance at 30 June 2009	162,699	95,127	77,778	64,954	5,417	405,975
Balance at 31 December 2008	165,774	94,575	78,842	67,075	5,673	411,939

The Company – by segment

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2009	316,530	143,865	84,423	115,869	6,727	667,414
Additions for the period	318	84	172	73	—	647
Transferred from construction in progress	7,373	4,760	1,504	1,167	250	15,054
Transferred from a subsidiary	—	—	—	3,540	—	3,540
Acquisition (ii)	60	999	—	—	—	1,059
Reclassifications	—	(124)	—	124	—	—
Disposals	(3)	(369)	(103)	(1,322)	(29)	(1,826)
Reclassification to other assets	—	—	(143)	—	—	(143)
Balance at 30 June 2009	324,278	149,215	85,853	119,451	6,948	685,745

Accumulated depreciation:
Balance at 1 January 2009	156,677	73,866	23,382	69,323	2,246	325,494
Depreciation charge for the period	11,097	3,312	2,105	2,771	343	19,628
Transferred from a subsidiary	—	—	—	1,491	—	1,491
Acquisition (ii)	—	591	—	—	—	591
Reclassifications	—	15	—	(15)	—	—
Written back on disposals	(2)	(310)	(44)	(1,196)	(27)	(1,579)
Reclassification to other assets	—	—	(19)	—	—	(19)
Balance at 30 June 2009	167,772	77,474	25,424	72,374	2,562	345,606

Provision for impairment losses:
Balance at 1 January 2009	4,201	1,093	2,027	2,673	14	10,008
Additions for the period	—	20	128	2	—	150
Transferred from a subsidiary	—	—	—	1,279	—	1,279
Written off for the period	—	(26)	(36)	—	(1)	(63)
Balance at 30 June 2009	4,201	1,087	2,119	3,954	13	11,374

Net book value:
Balance at 30 June 2009	152,305	70,654	58,310	43,123	4,373	328,765
Balance at 31 December 2008	155,652	68,906	59,014	43,873	4,467	331,912

13	FIXED ASSETS (Continued)

The Group – by asset class

			Oil
			depots,
			storage	Machinery,
		Oil	tanks and	equipment,
	Plants and	and gas	service	vehicles and
	buildings	properties	stations	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2009	52,561	298,468	116,766	362,325	830,120
Additions for the period	242	360	47	628	1,277
Transferred from construction in progress	563	8,069	2,311	6,104	17,047
Acquisition (ii)	312	—	342	405	1,059
Reclassifications	218	—	16	(234)	—
Disposals	(38)	—	(390)	(1,659)	(2,087)
Reclassification to other assets	(51)	—	(124)	—	(175)
Balance at 30 June 2009	53,807	306,897	118,968	367,569	847,241

Accumulated depreciation:
Balance at 1 January 2009	26,274	142,859	26,910	207,335	403,378
Depreciation charge for the period	1,133	10,820	2,945	9,205	24,103
Acquisition (ii)	103	—	292	196	591
Reclassifications	55	—	(14)	(41)	—
Written back on disposals	(19)	—	(317)	(1,279)	(1,615)
Reclassification to other assets	(11)	—	(12)	—	(23)
Balance at 30 June 2009	27,535	153,679	29,804	215,416	426,434

Provision for impairment losses:
Balance at 1 January 2009	1,233	6,322	1,970	5,278	14,803
Additions for the period	54	—	71	36	161
Written off for the period	(4)	—	(18)	(110)	(132)
Balance at 30 June 2009	1,283	6,322	2,023	5,204	14,832

Net book value:
Balance at 30 June 2009	24,989	146,896	87,141	146,949	405,975
Balance at 31 December 2008	25,054	149,287	87,886	149,712	411,939

13	FIXED ASSETS (Continued)

The Company – by asset class

			Oil
			depots,
			storage	Machinery,
		Oil	tanks and	equipment,
	Plants and	and gas	service	vehicles and
	buildings	properties	stations	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2009	35,949	276,140	95,484	259,841	667,414
Additions for the period	96	318	39	194	647
Transferred from construction in progress	360	7,238	1,910	5,546	15,054
Transferred from a subsidiary	351	—	—	3,189	3,540
Acquisition (ii)	312	—	342	405	1,059
Reclassifications	187	—	(40)	(147)	—
Disposals	(22)	—	(374)	(1,430)	(1,826)
Reclassification to other assets	(34)	—	(109)	—	(143)
Balance at 30 June 2009	37,199	283,696	97,252	267,598	685,745

Accumulated depreciation:
Balance at 1 January 2009	16,020	128,704	24,215	156,555	325,494
Depreciation charge for the period	800	9,807	2,313	6,708	19,628
Transferred from a subsidiary	98	—	—	1,393	1,491
Acquisition (ii)	103	—	292	196	591
Reclassifications	46	—	(33)	(13)	—
Written back on disposals	(8)	—	(311)	(1,260)	(1,579)
Reclassification to other assets	(10)	—	(9)	—	(19)
Balance at 30 June 2009	17,049	138,511	26,467	163,579	345,606

Provision for impairment losses:
Balance at 1 January 2009	878	4,121	1,948	3,061	10,008
Additions for the period	52	—	71	27	150
Transferred from a subsidiary	151	—	—	1,128	1,279
Written off for the period	(3)	—	(18)	(42)	(63)
Balance at 30 June 2009	1,078	4,121	2,001	4,174	11,374

Net book value:
Balance at 30 June 2009	19,072	141,064	68,784	99,845	328,765
Balance at 31 December 2008	19,051	143,315	69,321	100,225	331,912

Notes:

(i)
The additions in the exploration and production segment and oil and gas properties of the Group and the Company for the six-month period ended 30 June 2009 included RMB 360 million (2008: RMB 291 million) and RMB 318 million (2008: RMB 270 million), respectively, relating to the estimated dismantlement costs for site restoration recognised during the period.

(ii) During the six-month period ended 30 June 2009, the Group acquired certain assets related to the exploration and production and refining segments from Sinopec Group Company (Note 47).

At 30 June 2009, the carrying amounts of fixed assets that were pledged by the Group and the Company were RMB 46 million (2008: RMB 259 million) and RMB nil (2008: RMB 205 million), respectively.

Provision for impairment losses recognised on property, plant and equipment of the refining and chemicals segments were RMB 24 million and RMB 9 million (2008: RMB nil and RMB 3 million) for the six-month period ended 30 June 2009. These impairment losses relate to certain refining and chemicals production facilities that are held for use. The carrying values of these facilities were written down to their recoverable amounts that were primarily determined based on the asset held for use model using the present value of estimated future cash flows of the production facilities.

Provision for impairment losses recognised on fixed assets of the marketing and distribution segment of the Group of RMB 128 million (2008: RMB 128 million) for the six-month period ended 30 June 2009 primarily relate to certain service stations that were closed during the period. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

At 30 June 2009 and 31 December 2008, the Group and the Company had no individually significant fixed assets which were temporarily idle or pending for disposal.

At 30 June 2009 and 31 December 2008, the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.

14	CONSTRUCTION IN PROGRESS

The Group

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2009	56,197	18,205	14,337	29,765	3,766	122,270
Additions for the period	21,120	4,323	2,407	11,126	396	39,372
Dry hole costs written off	(1,761)	—	—	—	—	(1,761)
Transferred to fixed assets	(8,337)	(5,041)	(1,722)	(1,678)	(269)	(17,047)
Reclassification to other assets	—	(273)	(233)	(3)	—	(509)
Balance at 30 June 2009	67,219	17,214	14,789	39,210	3,893	142,325

Provision for impairment losses:
Balance at 1 January 2009	—	114	35	—	—	149
Addition for the period	—	—	28	—	—	28
Balance at 30 June 2009	—	114	63	—	—	177

Net book value:
Balance at 30 June 2009	67,219	17,100	14,726	39,210	3,893	142,148
Balance at 31 December 2008	56,197	18,091	14,302	29,765	3,766	122,121

The interest rates per annum at which borrowing costs were capitalised during the six-month period ended 30 June 2009 by the Group ranged from 3.0% to 6.7% (2008: 3.8% to 7.0%).

At 30 June 2009, major construction projects of the Group are as follows:

							Accumulated
			Net				interest
		Balance at	additions	Balance at			capitalised at
	Budgeted	1 January	for the	30 June	Percentage of	Source of	30 June
Project name	amount	2009	period	2009	Completion	funding	2009
	RMB millions	RMB millions	RMB millions	RMB millions			RMB millions

Sichuan-East China Gas Pipeline Project	22,261	16,462	1,481	17,943	81%	Bank loans &	495
						self-financing
Tianjin 1,000,000 tonnes per year Ethylene	26,846	14,440	4,043	18,483	69%	Bank loans &	462
Construction Project						self-financing
15,000 million cubic per year Natural Gas	33,700	20,005	2,890	22,895	68%	Bank loans &	1,143
Capacity Improvement Project						self-financing
Zhenhai 1,000,000 tonnes per year Ethylene	23,497	7,374	4,159	11,533	49%	Bank loans &	272
Construction Project						self-financing
Tahe Heavy Crude Oil Modification Project	3,120	532	93	625	20%	Self-financing	—

The Company

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2009	55,878	16,221	10,891	26,620	3,746	113,356
Additions for the period	19,278	2,589	1,678	9,440	393	33,378
Transferred from a subsidiary	—	—	—	580	—	580
Dry hole costs written off	(1,761)	—	—	—	—	(1,761)
Transferred to fixed assets	(7,373)	(4,760)	(1,504)	(1,167)	(250)	(15,054)
Reclassification to other assets	—	(38)	(87)	(3)	—	(128)
Balance at 30 June 2009	66,022	14,012	10,978	35,470	3,889	130,371

Provision for impairment losses:
Balance at 1 January 2009	—	114	32	—	—	146
Additions for the period	—	—	28	—	—	28
Balance at 30 June 2009	—	114	60	—	—	174

Net book value:
Balance at 30 June 2009	66,022	13,898	10,918	35,470	3,889	130,197
Balance at 31 December 2008	55,878	16,107	10,859	26,620	3,746	113,210

The interest rates per annum at which borrowing costs were capitalised for the six-month period ended 30 June 2009 by the Company ranged from 3.0% to 6.7% (2008: 3.8% to 7.0%).

15	INTANGIBLE ASSETS

The Group

	Land use		Non-patent	Operation
	rights	Patents	technology	rights	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost:
Balance at 1 January 2009	13,611	2,912	1,354	2,318	946	21,141
Additions for the period	116	—	86	4	5	211
Acquisition from Sinopec Group Company	576	—	—	—	—	576
Other transfer in	726	147	5	—	17	895
Disposals	(1)	—	—	—	—	(1)
Balance at 30 June 2009	15,028	3,059	1,445	2,322	968	22,822

Accumulated amortisation:
Balance at 1 January 2009	1,526	2,073	536	160	498	4,793
Amortisation charge for the period	226	94	54	53	69	496
Balance at 30 June 2009	1,752	2,167	590	213	567	5,289

Net book value:
Balance at 30 June 2009	13,276	892	855	2,109	401	17,533
Balance at 31 December 2008	12,085	839	818	2,158	448	16,348

The Company

	Land use		Non-patent	Operation
	rights	Patents	technology	rights	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost:
Balance at 1 January 2009	7,186	2,272	1,224	2,231	696	13,609
Additions for the period	110	—	86	4	—	200
Transferred from a subsidiary	43	22	—	—	—	65
Acquisition from Sinopec Group Company	576	—	—	—	—	576
Other transfer in	500	33	5	—	2	540
Transferred to subsidiaries	—	—	—	—	(37)	(37)
Balance at 30 June 2009	8,415	2,327	1,315	2,235	661	14,953

Accumulated amortisation:
Balance at 1 January 2009	551	1,865	457	153	409	3,435
Amortisation charge for the period	106	67	52	52	46	323
Transferred from a subsidiary	9	20	—	—	—	29
Balance at 30 June 2009	666	1,952	509	205	455	3,787

Net book value:
Balance at 30 June 2009	7,749	375	806	2,030	206	11,166
Balance at 31 December 2008	6,635	407	767	2,078	287	10,174

16	GOODWILL

	The Group
	2009	2008
	RMB millions	RMB millions

Balance at 1 January	15,719	15,581
Net additions and exchange adjustments	65	17
Balance at 30 June	15,784	15,598
Less: Impairment losses	1,391	—
Net balance at 30 June	14,393	15,598

Goodwill is allocated to the following Group’s cash-generating units:

	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions

Sinopec Beijing Yanshan Branch (ÒSinopec YanshanÓ)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (ÒSinopec ZhenhaiÓ)	4,043	4,043
Sinopec Qilu Branch (ÒSinopec QiluÓ)	2,159	2,159
Sinopec Yangzi Petrochemical Company Limited (ÒSinopec YangziÓ)	2,737	2,737
Sinopec Shengli Oil Field Dynamic Company Limited (ÒDynamicÓ)	1,361	1,361
Hong Kong service stations	924	924
Multiple units without individually significant goodwill	2,012	1,947
	14,393	14,328

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of Sinopec Yanshan, Sinopec Zhenhai, Sinopec Qilu, Sinopec Yangzi, Dynamic and Hong Kong service stations are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 10.0% to 12.8%.  Cash flows beyond the one-year period are maintained constant. Management believes any reasonably possible change in the key assumptions on which these entities’ recoverable amounts are based would not cause these entities’ carrying amounts to exceed their recoverable amounts.

Key assumptions used for the value in use calculations for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

17	LONG-TERM DEFERRED EXPENSES
Long-term deferred expenses primarily represent prepaid rental expenses over one year and catalysts expenditures.

18	DEFERRED TAX ASSETS AND LIABILITIES

The Group

	Assets	Liabilities	Net balance
	At	At	At	At	At	At
	30 June	31 December	30 June	31 December	30 June	31 December
	2009	2008	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	2,754	4,434	—	—	2,754	4,434
Accruals	311	261	—	—	311	261
Derivative financial instruments	39	—	(4)	—	35	—
Non-current
Fixed assets	3,997	3,891	(1,242)	(1,286)	2,755	2,605
Accelerated depreciation	—	—	(3,708)	(3,716)	(3,708)	(3,716)
Tax value of losses carried forward	4,817	4,796	—	—	4,817	4,796
Available-for-sale financial assets	—	—	(38)	(52)	(38)	(52)
Embedded derivative component of the
Convertible Bonds	—	—	(122)	(151)	(122)	(151)
Others	92	86	(16)	(30)	76	56
Deferred tax assets/(liabilities)	12,010	13,468	(5,130)	(5,235)	6,880	8,233

The Company

	Assets	Liabilities	Net balance
	At	At	At	At	At	At
	30 June	31 December	30 June	31 December	30 June	31 December
	2009	2008	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Current
Receivables and inventories	2,570	3,810	—	—	2,570	3,810
Accruals	299	252	—	—	299	252
Non-current
Fixed assets	3,210	3,119	(465)	(500)	2,745	2,619
Accelerated depreciation	—	—	(3,946)	(3,799)	(3,946)	(3,799)
Embedded derivative component of the
Convertible Bonds	—	—	(122)	(151)	(122)	(151)
Others	64	56	(14)	(6)	50	50
Deferred tax assets/(liabilities)	6,143	7,237	(4,547)	(4,456)	1,596	2,781

Movements in the deferred tax assets and liabilities are as follows:

The Group

		Recognised in
	Balance at	consolidated	Recognised in	Balance at
	1 January	income	capital	30 June
	2009	statement	reserve	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	4,434	(1,680)	—	2,754
Accruals	261	50	—	311
Derivative financial instruments	—	—	35	35
Non-current
Fixed assets	2,605	150	—	2,755
Accelerated depreciation	(3,716)	8	—	(3,708)
Tax value of losses carried forward	4,796	21	—	4,817
Available-for-sale financial assets	(52)	—	14	(38)
Embedded derivative component of the
Convertible Bonds	(151)	29	—	(122)
Others	56	20	—	76
Net deferred tax assets	8,233	(1,402)	49	6,880

The Company

	Balance at	Recognised	Balance at
	1 January	inincome	30 June
	2009	statement	2009
	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	3,810	(1,240)	2,570
Accruals	252	47	299
Non-current
Fixed assets	2,619	126	2,745
Accelerated depreciation	(3,799)	(147)	(3,946)
Embedded derivative component of the
Convertible Bonds	(151)	29	(122)
Others	50	—	50
Net deferred tax assets	2,781	(1,185)	1,596

19	IMPAIRMENT LOSSES
At 30 June 2009, impairment losses of the Group are analysed as follows:

		Balance at	Provision for	Written back	Written off	Balance at
	Note	1 January 2009	the period	for the period	for the period	30 June 2009
		RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Allowance for doubtful accounts
Included:
Accounts receivable	8	2,406	27	(99)	(6)	2,328
Other receivables	9	2,616	130	(36)	(19)	2,691
		5,022	157	(135)	(25)	5,019
Provision for diminution in
value of inventories	11	9,189	129	(162)	(7,795)	1,361
Long-term equity investments	12	233	—	—	(40)	193
Fixed assets	13	14,803	161	—	(132)	14,832
Construction in progress	14	149	28	—	—	177
Goodwill	16	1,391	—	—	—	1,391
Total		30,787	475	(297)	(7,992)	22,973

At 30 June 2009, impairment losses of the Company are analysed as follows:

						Transferred
		Balance at	Provision for	Written back	Written off	from	Balance at
	Note	1 January 2009	the period	for the period	for the period	subsidiaries	30 June 2009
		RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Allowance for doubtful accounts
Included:
Accounts receivable	8	1,983	23	(95)	(5)	—	1,906
Other receivables	9	3,188	128	(17)	(17)	—	3,282
		5,171	151	(112)	(22)	—	5,188
Provision for diminution in
value of inventories	11	6,342	11	(42)	(5,248)	—	1,063
Long-term equity investments	12	146	—	—	(3)	—	143
Fixed assets	13	10,008	150	—	(63)	1,279	11,374
Construction in progress	14	146	28	—	—	—	174
Total		21,813	340	(154)	(5,336)	1,279	17,942

See the note of each class of assets for the reason for its impairment losses recognised for the period.

20	SHORT-TERM LOANS
The Group’s and the Company’s short-term loans represent:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Short-term bank loans	25,434	41,355	8,551	20,392
Loans from Sinopec Group Company and fellow subsidiaries	18,634	33,060	9,856	14,063
Total	44,068	74,415	18,407	34,455

The Group’s and the Company’s weighted average interest rates per annum on short-term loans were 3.1% (2008: 4.8%) and 4.3% (2008: 4.7%), respectively at 30 June 2009. The majority of the above loans are by credit.

Except for the balances disclosed in Note 47, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of short-term loans.

At 30 June 2009 and 31 December 2008, the Group and the Company had no significant overdue short-term loan.

21	BILLS PAYABLE
Bills payable primarily represented bank accepted bills for the purchase of material, goods and products. The repayment term is normally within one year.

22	ACCOUNTS PAYABLE
Except for the balances disclosed in Note 47, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of accounts payable.

At 30 June 2009 and 31 December 2008, the Group and the Company had no individually significant accounts payable aged over one year.

23	ADVANCES FROM CUSTOMERS
Except for the balances disclosed in Note 47, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of advances from customers.

At 30 June 2009 and 31 December 2008, the Group and the Company had no individually significant advances from customers aged over one year.

24	EMPLOYEE BENEFITS PAYABLE
At 30 June 2009 and 31 December 2008, the Group’s and the Company’s employee benefits payable primarily represented wages payable and social insurance payable.

25	TAXES PAYABLE

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Recoverable value-added tax	(6,467)	(14,635)	(5,454)	(10,977)
Consumption tax	9,475	1,669	7,513	1,226
Income tax	789	16	—	—
Special oil income levy	7,605	16,245	7,590	16,230
Resources tax	1,092	1,332	958	1,200
Other taxes	2,752	2,189	2,198	1,884
Total	15,246	6,816	12,805	9,563

26	OTHER PAYABLES
At 30 June 2009 and 31 December 2008, the Group’s and the Company’s other payables primarily represented payables for constructions.

Except for the balances disclosed in Note 47, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of other payables.

At 30 June 2009 and 31 December 2008, the Group and the Company had no individually significant other payables aged over three years.

27	NON-CURRENT LIABILITIES DUE WITHIN ONE YEAR
The Group’s and the Company’s non-current liabilities due within one year represent:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Long-term bank loans
– Renminbi loans	6,487	16,491	6,136	14,766
– Japanese Yen loans	214	419	214	419
– US Dollar loans	111	115	79	83
– Euro loans	84	84	84	84
	6,896	17,109	6,513	15,352

Long-term other loans
– Renminbi loans	2,045	2,045	2,000	2,000
– US Dollar loans	7	7	3	3
	2,052	2,052	2,003	2,003

Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans	490	350	240	150

Total non-current liabilities due within one year	9,438	19,511	8,756	17,505

At 30 June 2009 and 31 December 2008, the Group and the Company had no significant overdue long-term loan.

28	LONG-TERM LOANS
The Group’s and the Company’s long-term loans represent:

		The Group		The Company
		At 30 June	At 31 December	At 30 June	At 31 December
	Interest rate and final maturity	2009	2008	2009	2008
		RMB millions	RMB millions	RMB millions	RMB millions

Third parties debts
Long-term bank loans
Renminbi loans	Interest rates ranging from interest free
	to 7.6% per annum at 30 June 2009
	with maturities through 2018	27,640	42,036	20,004	29,787
Japanese Yen loans	Interest rates ranging from 2.6%
	to 3.0 % per annum at 30 June 2009
	with maturities through 2024	1,802	2,121	1,802	2,121
US Dollar loans	Interest rates ranging from interest free
	to 7.4% per annum at 30 June 2009
	with maturities through 2031	685	746	431	475
Euro loans	Interest rate ranging from 6.6%
	to 6.7 % per annum at 30 June 2009
	with maturities through 2011	158	197	158	197
Less: Current portion		6,896	17,109	6,513	15,352
Long-term bank loans		23,389	27,991	15,882	17,228
Long-term other loans
Renminbi loans	Interest rates ranging from interest free
	to 5.2% per annum at 30 June 2009
	with maturities through 2011	2,074	2,075	2,005	2,006
US Dollar loans	Interest rates ranging from interest free
	to 2.0% per annum at 30 June 2009
	with maturities through 2015	33	33	23	23
Less: Current portion		2,052	2,052	2,003	2,003
Long-term other loans		55	56	25	26
Long-term loans from Sinopec Group Company and fellow subsidiaries
Renminbi loans	Interest rates ranging from interest free
	to 7.3% per annum at 30 June 2009
	with maturities through 2020	36,220	37,240	35,970	35,970
Less: Current portion		490	350	240	150
Long-term loans from Sinopec Group Company and fellow subsidiaries		35,730	36,890	35,730	35,820
Total		59,174	64,937	51,637	53,074

The maturity analysis of the Group’s and the Company’s long-term loans is as follows:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Between one and two years	5,123	9,991	2,886	4,885
Between two and five years	16,230	15,545	12,015	11,353
After five years	37,821	39,401	36,736	36,836
Total long-term loans	59,174	64,937	51,637	53,074

At 30 June 2009, the Group and the Company had loans from third parties secured by fixed assets amounting to RMB 34 million (2008: RMB 52 million) and RMB nil (2008: RMB 10 million). The remaining long-term loans are by credit.

Except for the balances disclosed in Note 47, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of long-term loans.

29	DEBENTURES PAYABLE

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Short-term corporate bonds (i)	1,000	15,000	—	15,000
Debentures payable:
– Corporate Bonds (ii)	58,500	28,500	58,500	28,500
– Convertible Bonds (iii)	10,130	9,870	10,130	9,870
– Convertible Bonds with Warrants (iv)	24,353	23,837	24,353	23,837
	92,983	62,207	92,983	62,207

(i)
The Company issued six-month corporate bonds of face value at RMB 15 billion to corporate investors in the PRC debenture market on 22 December 2008 at par value of RMB 100. The effective yield of the six-month corporate bonds is 2.3% per annum. The corporate bonds matured in June 2009.

A subsidiary of the Group issued 330-day corporate bonds of face value at RMB 1 billion to corporate investors in the PRC debenture market on 3 April 2009 at par value of RMB 100. The effective yield of the 330-day corporate bonds is 2.05% per annum. The corporate bonds will mature in March 2010.

(ii)
The Company issued ten-year corporate bonds of RMB 3.5 billion to PRC citizens as well as PRC legal and non-legal persons on 24 February 2004. The ten-year corporate bond bears a fixed interest rate of 4.61% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued ten-year corporate bonds of RMB 5 billion to corporate investors in the PRC on 10 May 2007. The ten-year corporate bond bears a fixed interest rate of 4.20% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued five-year corporate bonds of RMB 8.5 billion to corporate investors in the PRC on 13 November 2007. The five-year corporate bond bears a fixed interest rate of 5.40% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued ten-year corporate bonds of RMB 11.5 billion to corporate investors in the PRC on 13 November 2007. The ten-year corporate bond bears a fixed interest rate of 5.68% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued three-year corporate bonds of RMB 10 billion to corporate investors in the PRC debenture market on 27 March 2009. The three-year corporate bond bears a fixed interest rate of 2.25% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued three-year corporate bonds of RMB 20 billion to corporate investors in the PRC debenture market on 26 June 2009. The three-year corporate bond bears a fixed interest rate of 2.48% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

29	DEBENTURES PAYABLE (Continued)
(iii)
On 24 April 2007, the Company issued zero coupon convertible bonds due 2014 with an aggregate principal amount of HK$11.7 billion (the ÒConvertible BondsÓ).  The Convertible Bonds are convertible into shares of the Company from 4 June 2007 onwards at a price of HK$10.76 per share, subject to adjustment for, amongst other things, subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events, which have a dilutive effect on the issued share capital of the Company.  Unless previously redeemed, converted or purchased and cancelled, the Convertible Bonds will be redeemed on the maturity date at 121.069% of the principal amount.  The Company has an early redemption option at any time after 24 April 2011 (subject to certain criteria) and a cash settlement option when the holders exercise their conversion right.  The holders also have an early redemption option to require the Company to redeem all or some of the Convertible Bonds on 24 April 2011 at an early redemption amount of 111.544% of the principal amount.

At 30 June 2009, the carrying amounts of liability and derivative components of the Convertible Bonds were RMB 10,016 million (2008: RMB 9,870 million) and RMB 114 million (2008: RMB nil), respectively. No conversion of the Convertible Bonds has occurred up to 30 June 2009.

At 30 June 2009 and 31 December 2008, the fair value of the derivative component of the Convertible Bonds was calculated using the Black-Scholes Model. The following are the major inputs used in the Black-Scholes Model:

	At 30 June	At 31 December
	2009	2008

Stock price of underlying shares	HKD 5.91	HKD 4.69
Conversion price	HKD 10.76	HKD 10.76
Option adjusted spread	275 basis points	450 basis points
Average risk free rate	1.71%	1.64%
Average expected life	3.3 years	3.8 years

Any change in the major inputs into the Black-Scholes Model will result in changes in the fair value of the derivative component. The change in the fair value of the conversion option from 31 December 2008 to 30 June 2009 resulted in a loss from changes in fair value of RMB 114 million (2008: gain from changes in fair value of RMB 2,956 million), which has been recorded as Ò(loss)/gain from changes in fair valueÓ in the income statement for the six-month period ended 30 June 2009.

The initial carrying amount of the liability component is the residual amount, which is the cash proceeds from issuance of debentures after deducting the allocated issuance cost of the Convertible Bonds relating to the liability component and the fair value of the derivative component as at 24 April 2007. Interest expense is calculated using the effective interest method by applying the effective interest rate of 4.19% to the adjusted liability component. Should the aforesaid derivative component not have been separated out and the entire Convertible Bonds is considered as the liability component, the effective interest rate would have been 3.03%.

(iv)
On 26 February 2008, the Company issued convertible bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30 billion in the PRC (the ÒBonds with WarrantsÓ). The Bonds with Warrants with fixed interest rate of 0.8% per annum and interest payable annually, were issued at par value of RMB 100. The Bonds with Warrants were guaranteed by Sinopec Group Company. Each lot of the Bonds with Warrants, comprising ten Bonds with Warrants are entitled to warrants (the ÒWarrantsÓ) to subscribe 50.5 A shares of the Company during the 5 trading days prior to 3 March 2010 at an initial exercise price of RMB 19.68 per share, subject to adjustment for, amongst other things, cash dividends, subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events which have a dilutive effect on the issued share capital of the Company.

As at 30 June 2009, the exercise price of the Warrants was adjusted to RMB 19.26 per share (2008: RMB 19.43 per share) as a result of the final dividend of 2008 declared during the six-month period ended 30 June 2009.

The initial recognition of the liability component of the Bond with Warrants is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.40% to the liability component. The excess of proceeds from the issuance of the Bonds with Warrants, net of issuance costs, over the amount initially recognised as the liability component is recognised as the equity component in capital reserve until either the Warrants is exercised or expired. Should the equity component not be separated out and the entire Bonds with Warrants is considered as the liability component, the effective interest rate would have been 0.8%. The initial carrying amounts of liability and equity components of the Bonds with Warrants were RMB 22,971 million and RMB 6,879 million upon issuance, respectively.

30	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has committed to the PRC government to establish certain standardised measures for the dismantlement of its retired oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its retired oil and gas properties. Movement of provision of the Group’s obligations for the dismantlement of its retired oil and gas properties is as follow:

	The Group	The Company
	RMB millions	RMB millions

Balance at 1 January 2009	9,234	8,794
Provision for the period	360	318
Accretion expenses	167	155
Balance at 30 June 2009	9,761	9,267

31	SHARE CAPITAL

	The Group and the Company
	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions

Registered, issued and fully paid:
69,921,951,000 domestic listed A shares of RMB 1.00 each	69,922	69,922
16,780,488,000 overseas listed H shares of RMB 1.00 each	16,780	16,780
	86,702	86,702

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned domestic shares with a par value of RMB 1.00 each, which were all held by Sinopec Group Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting of the Company held on 25 July 2000 and the approval from relevant authorities, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each in its initial global offering in October 2000. The shares include 12,521,864,000 H shares and 25,805,750 American Depositary Shares (ÒADSsÓ, each representing 100 H shares) at prices of HK$1.59 and US$ 20.645 respectively. As part of the offering, 1,678,049,000 shares were offered in placing to Hong Kong and overseas investors.

In July 2001, the Company issued 2,800,000,000 domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22.

On 25 September 2006, the shareholders of listed A shares accepted the proposal offered by the shareholders of state-owned A shares whereby the shareholders of state-owned A shares agreed to transfer 2.8 state-owned A shares to shareholders of listed A shares for every 10 listed A shares they held, in exchange for the approval for the listing of all state-owned A shares. 66,337,951,000 domestic state-owned A shares have been granted trading right upon settlement of the above consideration. The 784,000,000 state-owned A shares paid to the shareholders of the listed A shares were tradable on 10 October 2006.

All the domestic ordinary shares and H shares rank pari passu in all material aspects.

KPMG Huazhen had verified the above paid-in capital. The capital verification reports, KPMG-C (2000) CV No. 0007, KPMG-C (2001) CV No. 0002 and KPMG-C (2001) CV No. 0006 were issued on 22 February 2000, 27 February 2001 and 23 July 2001 respectively.

32	CAPITAL RESERVE
The movements in capital reserve are as follows:

	The Group	The Company
	RMB millions	RMB millions

Balance at 1 January 2009	40,848	38,464
Changes in fair value of cash flow hedge, net of deferred tax (Note 44)	(177)	—
Changes in fair value of available-for-sale financial assets, net of deferred tax (i)	759	735
Consideration for the combination of entities under common control (Note 1)	(771)	(1,551)
Acquisition of minority interests of subsidiaries (ii)	(4)	—
Reclassified to retained profits (iii)	(3,110)	—
Balance at 30 June 2009	37,545	37,648

The capital reserve represents mainly: (a) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; (b) share premiums derived from issuances of H shares and A shares by the Company and excess of cash paid by investors over their proportionate shares in share capital; (c) the equity component of the Bonds with Warrants; (d) difference between consideration paid for the combination of entities under common control over the carrying amount of the net assets acquired; and (e) adjustment for changes in fair value of available-for-sale financial assets.

(i)	The available-for-sale financial assets held by the Group and the Company are carried at fair value with any change in fair value, net of deferred tax, recognised directly in capital reserve.

(ii)
During the current period, the Group acquired minority interests from subsidiaries. The difference between the considerations paid over total amounts of the net assets acquired was recognised in capital reserve.

(iii)
The Group acquired the Acquired Group from Sinopec Group Company during the current period (Note 1). According to the accounting policy of business combination involving entities under common control (Note 3(1)(a)), the Group’s proportionate shares in retained profits’ debit balance of the Acquired Group on the acquisition date were transferred out from capital reserve.

33	SURPLUS RESERVES
Movements in surplus reserves are as follows:

	The Group and the Company
	Statutory	Discretionary
	surplus	surplus
	reserve	reserve	Total
	RMB millions	RMB millions	RMB millions

Balance at 1 January 2009	43,078	47,000	90,078
Appropriation	2,634	—	2,634
Balance at 30 June 2009	45,712	47,000	92,712

The Articles of Association of the Company and the PRC Company Law have set out the following profit appropriation plans:

(a)	10% of the net profit is transferred to the statutory surplus reserve;

(b)	After the transfer to the statutory surplus reserve, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the shareholders’ meeting.

34	OPERATING INCOME AND OPERATING COSTS

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Income from principal operations	523,015	718,657	357,492	508,127
Income from other operations	11,010	12,356	10,009	11,357
Total	534,025	731,013	367,501	519,484

The income from principal operations represents revenue from sales of crude oil, natural gas, petroleum and chemical products net of value added tax. Operating costs primarily represents the products cost related to the principal operations. The Group’s segmental information is set out in Note 52.

For the six-month period ended 30 June 2009, revenue from sales to top five customers amounted to RMB 462 million (2008: RMB 611 million) which accounted for 9% (2008: 8%) of total operating income of the Group.

35	SALES TAXES AND SURCHARGES

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Consumption tax	53,947	8,717	41,509	6,760
Special oil income levy	412	16,544	392	15,652
City construction tax	4,252	1,771	3,522	1,509
Education surcharge	2,304	963	1,927	838
Resources tax	425	437	404	417
Business tax	178	217	139	156
Total	61,518	28,649	47,893	25,332

36	FINANCIAL EXPENSES

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Interest expenses incurred	5,098	5,962	3,912	4,695
Less: Capitalised interest expenses	1,127	350	1,094	182
Net interest expenses	3,971	5,612	2,818	4,513
Accretion expenses (Note 30)	167	206	155	206
Interest income	(108)	(212)	(52)	(102)
Foreign exchange loss	120	367	85	63
Foreign exchange gain	(269)	(2,128)	(217)	(945)
Total	3,881	3,845	2,789	3,735

37	EXPLORATION EXPENSES
Exploration expenses include geological and geophysical expenses and written off of dry hole costs.

38	IMPAIRMENT LOSSES

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Receivables	22	(64)	39	(59)
Inventories	(33)	16,010	(31)	15,692
Fixed assets	161	131	150	123
Construction in progress	28	2	28	2
Total	178	16,079	186	15,758

39	LOSS/(GAIN) FROM CHANGES IN FAIR VALUE

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Changes in fair value of financial assets and liabilities
held for trading during the period	275	—	57	—
Fair value loss/(gain) on the derivative component of the
Convertible Bonds (Note 29(iii))	114	(2,956)	114	(2,956)
Total	389	(2,956)	171	(2,956)

40	INVESTMENT INCOME

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Investment income from subsidiaries	—	—	5,273	3,598
Investment income from associates and jointly controlled entities	1,362	1,358	812	1,106
Investment income from available-for-sales financial assets	56	161	—	28
Other investment income	381	158	120	74
Total	1,799	1,677	6,205	4,806

41	NON-OPERATING INCOME

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Gain on disposal of fixed assets	312	120	207	105
Grant (Note)	—	33,736	—	22,358
Others	112	243	66	206
Total	424	34,099	273	22,669

Note:
During the six-month period ended 30 June 2008, the Group recognised grant income of RMB 33,736 million. These government grants were for compensation of losses incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, and the measures taken by the Group to stabilise the supply in the PRC refined petroleum product market during the period. There are no unfulfilled conditions and other contingencies attached to the receipts of these grants. The Group did not receive such grant during the six-month period ended 30 June 2009.

42	NON-OPERATING EXPENSES

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Loss on disposal of fixed assets	144	23	135	21
Fines, penalties and compensation	156	56	27	53
Donations	94	77	88	71
Others	261	310	362	270
Total	655	466	612	415

43	INCOME TAX EXPENSE/(BENEFIT)

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Provision for PRC income tax for the period	7,546	7,700	5,773	4,589
Deferred taxation	1,402	(8,055)	1,185	(7,002)
Adjustment for provision for income tax in respect of preceding year	170	216	116	72
Total	9,118	(139)	7,074	(2,341)

Reconciliation between actual tax expense/(benefit) and accounting profit at applicable tax rates is as follows:

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Profit before taxation	43,768	7,610	33,409	2,518
Expected PRC income tax expense at a statutory tax rate of 25%	10,942	1,902	8,352	630
Tax effect of non-deductible expenses	114	201	87	62
Tax effect of non-taxable income	(585)	(2,715)	(1,285)	(2,661)
Tax effect of differential tax rate (Note)	(781)	(141)	(196)	(444)
Tax effect of tax losses not recognised	(742)	398	—	—
Adjustment for provision for income tax in respect of proceeding year	170	216	116	72
Actual income tax expense/(benefit)	9,118	(139)	7,074	(2,341)

Note:
The provision for PRC current income tax is based on a statutory rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group, which are taxed at preferential rates of 15% or 20%.

44	OTHER COMPREHENSIVE INCOME

	(a)	Tax effects relating to each component of other comprehensive income

The Group

	Six-month period ended			Six-month period ended
	30 June 2009			30 June 2008
	Before-tax	Tax	Net-of-tax	Before-tax	Tax	Net-of-tax
	amount	benefit	amount	amount	benefit	amount
	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions

Cash flow hedge: net movement in capital reserve	(212)	35	(177)	—	—	—
Available-for-sale securities: net movement in capital reserve	759	14	773	(1,787)	52	(1,735)
Other comprehensive income	547	49	596	(1,787)	52	(1,735)

The Company

	Six-month period ended			Six-month period ended
	30 June 2009			30 June 2008
	Before-tax	Tax	Net-of-tax	Before-tax	Tax	Net-of-tax
	amount	benefit	amount	amount	benefit	amount
	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions

Available-for-sale securities: net movement in capital reserve	735	—	735	(1,568)	—	(1,568)
Other comprehensive income	735	—	735	(1,568)	—	(1,568)

44	OTHER COMPREHENSIVE INCOME (Continued)

	(b)	Reclassification adjustments relating to components of other comprehensive income:

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Cash flow hedges:
Effective portion of changes in fair value of hedging
instruments recognised during the period	(179)	—	—	—
Amounts transferred from capital reserve to profit and loss	(33)	—	—	—
Deferred tax benefit recognised in
other comprehensive income	35	—	—	—
Net movement in the capital reserve during
the period recognised in other comprehensive income	(177)	—	—	—
Available-for-sale securities:
Changes in fair value recognised during the period (Note)	815	(1,626)	735	(1,540)
Amounts transferred from capital reserve to profit and loss (Note 40)	(56)	(161)	—	(28)
Deferred tax benefit recognised in
other comprehensive income	14	52	—	—
Net movement in capital reserve during the period
recognised in other comprehensive income	773	(1,735)	735	(1,568)

Note:
The unrealised gain/loss for the changes in fair value of available-for-sale financial assets, net of deferred tax, included the share of the changes in fair value of available-for-sale financial assets in an associate based on the Group’s proportionate interest in this associate, which amounted to an unrealised gain of RMB 735 million (2008: an unrealised loss of RMB 1,568 million).

45	DIVIDENDS

	(a)	Dividends of ordinary shares declared after the balance sheet date

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 21 August 2009, the directors authorised to declare the interim dividends for the year ending 31 December 2009 of RMB 0.07 (2008: RMB 0.03) per share totalling RMB 6,069 million (2008: RMB 2,601 million).

	(b)	Dividends of ordinary shares declared during the period

Pursuant to the shareholders’ approval at the Annual General Meeting on 22 May 2009, a final dividend of RMB 0.09 per share totaling RMB 7,803 million in respect of the year ended 31 December 2008 was declared.

Pursuant to the shareholders’ approval at the Annual General Meeting on 26 May 2008, a final dividend of RMB 0.115 per share totaling RMB 9,971 million in respect of the year ended 31 December 2007 was declared.

46	SUPPLEMENTAL INFORMATION TO THE CASH FLOW STATEMENT

	(a)	Reconciliation of net profit to cash flows from operating activities:

		The Group		The Company
		Six-month periods ended 30 June		Six-month periods ended 30 June
		2009	2008	2009	2008
		RMB millions	RMB millions	RMB millions	RMB millions

Net profit		34,650	7,749	26,335	4,859
Add:	Impairment losses on assets	178	16,079	186	15,758
	Depreciation of fixed assets	24,103	22,249	19,628	18,751
	Amortisation of intangible assets	496	429	323	269
	Dry hole costs	1,761	1,156	1,761	1,156
	Net gain on disposal of fixed assets	(168)	(97)	(72)	(84)
	Fair value loss/(gain)	389	(2,956)	171	(2,956)
	Financial expenses	3,881	3,845	2,789	3,735
	Investment income	(1,799)	(1,677)	(6,205)	(4,806)
	Decrease/(increase) in deferred tax assets	1,497	(7,843)	1,094	(6,753)
	(Decrease)/increase in deferred tax liabilities	(95)	(212)	91	(249)
	Increase in inventories	(24,293)	(64,038)	(13,235)	(63,272)
	Increase in operating receivables	(13,736)	(24,844)	(3,791)	(3,509)
	Increase in operating payables	55,506	56,154	25,653	77,218
Net cash flow from operating activities		82,370	5,994	54,728	40,117

46	SUPPLEMENTAL INFORMATION TO THE CASH FLOW STATEMENT (Continued)

	(b)	Net change in cash and cash equivalents:

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Cash balance at the end of the period	165	157	140	57
Less: Cash balance at the beginning of the period	161	108	141	24
Add: Cash equivalents at the end of the period	7,435	8,425	3,517	3,890
Less: Cash equivalents at the beginning of the period	6,847	7,677	2,086	3,055
Net increase of cash and cash equivalents	592	797	1,430	868

(c)	The analysis of cash and cash equivalents held by the Group and the Company is as follows:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Cash at bank and on hand
– Cash on hand	165	161	140	141
– Demand deposits	7,435	6,847	3,517	2,086
Cash and cash equivalents at the end of the period	7,600	7,008	3,657	2,227
47	RELATED PARTIES AND RELATED PARTY TRANSACTIONS

	(a)	Related parties having the ability to exercise control over the Group

The name of the company	:	China Petrochemical Corporation
Organisation code	:	10169286-X
Registered address	:	No. 22, Chaoyangmen North Street, Chaoyang District, Beijing
Principal activities	:
Exploration, production, storage and transportation (including pipeline transportation), sales and utilisation of crude oil and natural gas; refining; wholesale and retail of gasoline, kerosene and diesel; production, sales, storage and transportation of petrochemical and other chemical products; industrial investment and investment management; exploration, construction, installation and maintenance of petroleum and petrochemical constructions and equipments; manufacturing electrical equipment; research, development, application and consulting services of information technology and alternative energy products; import & export of goods and technology.

Relationship with the Group	:	Ultimate holding company
Types of legal entity	:	State-owned
Authorised representative	:	Su Shulin
Registered capital	:	RMB 130,645 million

For the six-month period ended 30 June 2009, Sinopec Group Company held 75.84% shares of the Company and there is no change on percentage shareholding during this reporting period.

(b)	Related parties not having the ability to exercise control over the Group

Related parties under common control of a parent company with the Company:
Sinopec Finance Company Limited
Sinopec Shengli Petroleum Administration Bureau
Sinopec Zhongyuan Petroleum Exploration Bureau
Sinopec Assets Management Corporation
Sinopec Engineering Incorporation
Sinopec Century Bright Capital Investment Limited
Sinopec Petroleum Storage and Reserve Limited

Associates of the Group:
Sinopec Railway Oil Marketing Company Limited
China Aviation Oil Supply Company Limited
Sinopec Changjiang Fuel Company Limited
BPZR (Ningbo) LPG Co., Ltd

Jointly controlled entities of the Group:
Shanghai Secco Petrochemical Company Limited
BASF-YPC Company Limited
Fujian Refining and Petrochemical Company Limited

47	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(c)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

		The Group		The Company
		Six-month periods ended 30 June		Six-month periods ended 30 June
	Note	2009	2008	2009	2008
		RMB millions	RMB millions	RMB millions	RMB millions

Sales of goods	(i)	63,487	86,146	27,894	41,159
Purchases	(ii)	22,263	31,545	16,883	14,675
Transportation and storage	(iii)	587	540	513	480
Exploration and development services	(iv)	13,291	13,799	12,599	13,452
Production related services	(v)	5,212	4,543	4,032	4,204
Ancillary and social services	(vi)	846	805	838	795
Operating lease charges	(vii)	2,399	1,859	2,298	1,801
Agency commission income	(viii)	33	36	—	—
Interest received	(ix)	9	13	36	58
Interest paid	(x)	527	765	299	454
Net deposits placed with related parties	(xi)	607	266	352	344
Net loans (repaid to)/obtained from related parties	(xii)	(15,446)	4,824	(4,207)	(2,788)

The amounts set out in the table above in respect of the six-month periods ended 30 June 2009 and 2008 represent the relevant costs to the Group and the Company and income from related parties as determined by the corresponding contracts with the related parties.

At 30 June 2009 and 31 December 2008, there were no guarantees given to banks by the Group and the Company in respect of banking facilities to Sinopec Group Company and fellow subsidiaries. Guarantees given to banks by the Group and the Company in respect of banking facilities to subsidiaries, associates and jointly controlled entities are disclosed in Note 51(b).

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

Notes:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of material and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development of crude oil such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest received represents interest received from deposits placed with Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate.

(x)	Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and Sinopec Finance Company Limited.

(xi)	Deposits placed with related parties represent net deposits placed with Sinopec Finance Company Limited.

(xii)
The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries. The calculated periodic balance of average loan for the six-month period ended 30 June 2009, which is based on monthly average balances, was RMB 52,468 million (2008: RMB 60,121 million).

47	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(c)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows: (Continued)

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the six-month period ended 30 June 2009. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (ÒMutual Provision AgreementÓ) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months’ notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

			l	the government-prescribed price;
			l	where there is no government-prescribed price, the government guidance price;
			l	where there is neither a government-prescribed price nor a government guidance price, the market price; or
			l	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

(c)
The Company has entered into a number of lease agreements with Sinopec Group Company to lease certain land and buildings at a rental of approximately RMB 4,225 million (2008: RMB 4,234 million) and RMB 568 million (2008: RMB 568 million), respectively, per annum. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, however, such amount can not exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service station franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service station and retail stores would exclusively sell the refined products supplied by the Group.

Pursuant to the resolutions passed at the Directors’ meeting held on 27 March 2009, the Group acquired the entire equity interests of Sinopec Qingdao Petrochemical Company Limited and certain operating assets and liabilities of the marketing and distribution segment from Sinopec Group Company for total cash considerations of RMB 771 million (Note 1), and certain assets of the exploration and production and refining segments from Sinopec Group Company for total cash considerations of RMB 1,068 million.

Pursuant to the resolutions passed at the Directors’ meeting held on 26 June 2008, the Group acquired the Downhole Assets from Sinopec Group Company, primarily fixed assets, for a cash consideration of RMB 1,624 million, which approximated the net carrying value of the assets and liabilities of the Downhole Assets.

47	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

	(d)	Balances with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities
The balances with the Group’s related parties at 30 June 2009 and 31 December 2008 are as follows:

	The ultimate holding company		Other related companies
	At 30 June	At 31 December	At 30 June	At 31 December
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Cash and cash equivalents	—	—	1,303	696
Accounts receivable	7	340	5,920	3,738
Prepayments and other receivables	40	37	3,672	4,506
Accounts payable	—	—	2,536	3,352
Advances from customers	—	—	1,207	1,875
Other payables	5,918	—	8,544	10,865
Short-term loans	—	—	18,634	33,060
Long-term loans (including current portion) (Note)	—	—	36,220	37,240

	Note:	The Sinopec Group Company had lent an interest-free loan for 20 years amounted to RMB 35,561 million to the Group through Sinopec Finance Company Limited which was included in the long-term loans.

As at and for the six-month period ended 30 June 2009, and as at and for the year ended 31 December 2008, no individually significant impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities.

(e)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

	Six-month periods
	ended 30 June
	2009	2008
	RMB thousands	RMB thousands

Short-term employee benefits	4,622	4,031
Retirement scheme contributions	181	158
	4,803	4,189

48	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other source. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in Note 3. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

	(a)	Oil and gas properties and reserves

The accounting for the exploration and production segment’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as ÒprovedÓ. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in the similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties’ capitalised costs are amortised based on the unit-of-production method.

	(b)	Impairment for assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered ÒimpairedÓ, and an impairment loss may be recognised in accordance with ÒASBE 8 – Impairment of AssetsÓ. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

	(c)	Depreciation

Fixed assets are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

	(d)	Allowances for doubtful accounts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the Group’s customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

	(e)	Allowance for diminution in value of inventories

If the costs of inventories fall below their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

49	PRINCIPAL SUBSIDIARIES

The Company’s principal subsidiaries are limited companies operating in the PRC and had been consolidated into the Group’s financial statements for the six-month period ended 30 June 2009. Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong, respectively, the companies below are incorporated in the PRC. The following list contains only the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group:

			Percentage of
			equity interest
		Registered	/voting right
		capital/paid-up	held by the
	Name of enterprise	capital	Group	Principal activities
		RMB millions	%

(a)	Subsidiaries acquired through group restructuring:
	China Petrochemical International	1,663	100.00	Trading of petrochemical products and equipment
	Company Limited
	Sinopec Sales Company Limited	1,700	100.00	Marketing and distribution of refined petroleum products
	Sinopec Yangzi Petrochemical	16,337	100.00	Manufacturing of intermediate petrochemical products
	Company Limited			and petroleum products
	Sinopec Fujian Petrochemical	2,253	50.00	Manufacturing of plastics, intermediate petrochemical
	Company Limited (Note)			products and petroleum products
	Sinopec Shanghai Petrochemical	7200	55.56	Manufacturing of synthetic fibres, resin and plastics,
	Company Limited			intermediate petrochemical products and petroleum
				products
	Sinopec Kantons Holdings Limited	HKD 104	72.34	Trading of crude oil and petroleum products
	Sinopec Yizheng Chemical Fibre	4000	42.00	Production and sale of polyester chips and polyester
	Company Limited (Note)			fibres
	China International United Petroleum	3,040	100.00	Trading of crude oil and petrochemical products
	and Chemical Company Limited
	Sinopec (Hong Kong) Limited	HKD 5,477	100.00	Trading of crude oil and petrochemical products
	Sinopec Chemical Sales Company Limited	1,000	100.00	Trading of petrochemical products
(b)	Subsidiaries established by the Group:
	Sinopec Shell (Jiangsu) Petroleum	830	60.00	Marketing and distribution of refined petroleum
	Marketing Company Limited			products
	BP Sinopec (Zhejiang) Petroleum	800	60.00	Marketing and distribution of refined petroleum
	Company Limited			products
	Sinopec Qingdao Refining and	800	85.00	Manufacturing of intermediate petrochemical products
	Chemical Company Limited			and petroleum products
	Sinopec Senmei (Fujian) Petroleum Limited	1,840	55.00	Marketing and distribution of refined petroleum products
(c)	Subsidiaries acquired through business combination under common control:
	Sinopec Zhongyuan Petrochemical	2,400	93.51	Manufacturing of petrochemical products
	Company Limited
	Sinopec Hainan Refining and Chemical	3,986	75.00	Manufacturing of intermediate petrochemical products
	Company Limited			and petroleum products
	Sinopec Qingdao Petrochemical	1,595	100.00	Manufacturing of intermediate petrochemical products
	Company Limited			and petroleum products

Note:	The Company consolidated the financial statements of the entity because the Company controlled the board of this entity and had the power to govern its financial and operating policies.

50	COMMITMENTS

Operating lease commitments

The Group and the Company lease land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

At 30 June 2009 and 31 December 2008, the future minimum lease payments of the Group and the Company under operating leases are as follows:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Within one year	6,037	6,066	5,934	5,983
Between one and two years	5,894	5,750	5,815	5,673
Between two and three years	5,848	5,655	5,748	5,615
Between three and four years	5,809	5,595	5,698	5,562
Between four and five years	5,646	5,519	5,608	5,487
After five years	147,302	149,893	147,171	149,725
Total	176,536	178,478	175,974	178,045

Capital commitments
At 30 June 2009 and 31 December 2008, the capital commitments are as follows:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Authorised and contracted for	120,411	120,773	113,456	116,327
Authorised but not contracted for	78,934	49,931	75,134	46,027
Total	199,345	170,704	188,590	162,354

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects and the construction of service stations and oil depots.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of the production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 92 million for the six-month period ended 30 June 2009 (2008: RMB 210 million).

Estimated future annual payments are as follows:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Within one year	239	123	239	123
Between one and two years	113	118	113	118
Between two and three years	22	20	22	20
Between three and four years	20	20	20	20
Between four and five years	20	19	20	19
After five years	674	651	674	651
Total	1,088	951	1,088	951

The implementation of commitments in previous period and the Group’s commitments did not have material discrepancy.

51	CONTINGENT LIABILITIES

(a)
The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

	(b)	At 30 June 2009 and 31 December 2008, guarantees given by the Group and the Company to banks in respect of banking facilities granted to the parties below are as follows:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Subsidiaries	—	—	170	170
Associates and jointly controlled entities	12,553	11,404	9,618	9,618
Total	12,553	11,404	9,788	9,788

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are estimable. At 30 June 2009 and 31 December 2008, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Group’s obligation under these guarantee arrangement.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 1,477 million for the six-month period ended 30 June 2009 (2008: RMB 1,113 million).

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

52	SEGMENT REPORTING
The Group’s chief operating decision maker reviews performance on and allocates resources to the following reportable operating segments:

(i) Exploration and production – which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining – which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution – which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv) Chemicals – which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

(v) Others – which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group’s policy.

Assets dedicated to a particular segment’s operations are included in that segment’s total assets, which include all tangible and intangible assets, except for cash at bank and on hand, investments other than long-term equity investments, deferred tax assets and other non-current assets.

52	SEGMENT REPORTING (Continued)
Reportable information on the Group’s operating segments is as follows:

	Six-month periods ended 30 June
	2009	2008
	RMB millions	RMB millions
Income from principal operations
Exploration and production
External sales	7,921	13,883
Inter-segment sales	32,229	76,314
	40,150	90,197

Refining
External sales	39,186	71,980
Inter-segment sales	260,993	323,049
	300,179	395,029

Marketing and distribution
External sales	315,734	388,801
Inter-segment sales	1,096	1,678
	316,830	390,479

Chemicals
External sales	80,402	115,363
Inter-segment sales	8,256	13,817
	88,658	129,180

Others
External sales	79,772	128,630
Inter-segment sales	115,429	282,338
	195,201	410,968

Elimination of inter-segment sales	(418,003)	(697,196)

Income from principal operations	523,015	718,657
Income from other operations
Exploration and production	6,026	6,462
Refining	1,685	2,340
Marketing and distribution	940	460
Chemicals	2,134	2,825
Others	225	269
Income from other operations	11,010	12,356

Consolidated operating income	534,025	731,013
Operating profit/(loss)
By segment
Exploration and production	5,745	27,212
Refining	19,963	(74,737)
Marketing and distribution	12,551	16,922
Chemicals	9,650	4,477
Others	(1,439)	(685)
Total segment operating profit/(loss)	46,470	(26,811)
Financial expenses	(3,881)	(3,845)
(Loss)/gain from changes in fair value	(389)	2,956
Investment income	1,799	1,677
Operating profit/(loss)	43,999	(26,023)
Add: Non-operating income	424	34,099
Less: Non-operating expenses	655	466
Profit before taxation	43,768	7,610

52	SEGMENT REPORTING (Continued)

	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions
Assets
Segment assets
Exploration and production	240,281	231,436
Refining	194,571	175,767
Marketing and distribution	138,879	142,488
Chemicals	129,796	121,423
Others	52,623	30,930
Total segment assets	756,150	702,044
Cash at bank and on hand	9,082	7,760
Long-term equity investments	30,582	28,705
Deferred tax assets	12,010	13,468
Other unallocated assets	8,518	11,320
Total assets	816,342	763,297

Reportable information on the Group’s operating segments is as follows:

	Six-month periods ended 30 June
	2009	2008
	RMB millions	RMB millions
Capital expenditure for the period
Exploration and production	19,438	20,981
Refining	5,345	3,872
Marketing and distribution	2,550	4,714
Chemicals	11,158	5,907
Others	491	1,251
	38,982	36,725
Depreciation, depletion and amortisation for the period
Exploration and production	11,880	10,927
Refining	5,071	4,522
Marketing and distribution	2,912	2,462
Chemicals	4,291	4,254
Others	445	514
	24,599	22,679
Impairment losses on long-lived assets for the period
Refining	24	—
Marketing and distribution	156	130
Chemicals	9	3
	189	133

53	FINANCIAL INSTRUMENTS

Overview

Financial assets of the Group include cash at bank, equity investments, accounts receivable, bills receivable, prepayments, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term loans, accounts payable, bills payable, advances from customers, debentures payable, derivative financial instruments and loans from third parties.

The Group has exposure to the following risks from its use of financial instruments:

l credit risk;

l liquidity risk;

l market risk; and

l equity price risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institution in the PRC with acceptable credit ratings. The majority of the Group’s accounts receivable relates to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total accounts receivable.

The carrying amounts of cash at bank, time deposits with financial institutions, trade accounts and bills receivables, derivative financial instruments and other current assets, represent the Group’s maximum exposure to credit risk in relation to financial assets.

Liquidity risk

Liquidity risk is the risk that the Group encounters short fall of capital when meeting its obligation of financial liabilities. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed capital conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group prepares monthly cash flow budget to ensure that they will always have sufficient liquidity to meet its financial obligation as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the liquidity risk.

At 30 June 2009, the Group has standby credit facilities with several PRC financial institutions which provide the Group to borrow up to RMB 164,000 million (2008: RMB 185,000 million) on an unsecured basis, at a weighted average interest rate of 3.192% (2008: 4.647%). At 30 June 2009, the Group’s outstanding borrowings under these facilities were RMB 20,586 million (2008: RMB 33,484 million) and were included in short-term bank loans.

53	FINANCIAL INSTRUMENTS (Continued)

Liquidity risk (Continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s and the Company’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group and the Company would be required to repay:

The Group

	At 30 June 2009
		Total
		contractual		More than 1	More than 2
	Carrying	undiscounted	Within 1 year	year but less	years but less	More than
	amount	cash flow	or on demand	than 2 years	than 5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term loans	44,068	44,584	44,584	—	—	—
Non-current liabilities due within one year	9,438	9,809	9,809	—	—	—
Short-term debentures payable	1,000	1,019	1,019	—	—	—
Long-term loans	59,174	63,957	1,362	6,854	17,783	37,958
Debentures payable	92,983	114,552	2,445	2,445	89,919	19,743
Bills payable	32,058	32,059	32,059	—	—	—
Accounts payable	84,673	84,673	84,673	—	—	—
Other payables and employee benefits payable	59,980	59,980	59,980	—	—	—
Total	383,374	410,633	235,931	9,299	107,702	57,701
Derivatives settled gross:
Forward exchange contracts
– outflow	(576)	(577)	(577)	—	—	—
– inflow	586	587	587	—	—	—

	At 31 December 2008
		Total
		contractual		More than 1	More than 2
	Carrying	undiscounted	Within 1 year	year but less	years but less	More than
	amount	cash flow	or on demand	than 2 years	than 5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Short-term loans	74,415	76,583	76,583	—	—	—
Non-current liabilities due within one year	19,511	20,076	20,076	—	—	—
Short-term debentures payable	15,000	15,171	15,171	—	—	—
Long-term loans	64,937	70,824	1,809	11,497	17,658	39,860
Debentures payable	62,207	82,144	1,724	1,724	12,982	65,714
Bills payable	18,753	18,768	18,768	—	—	—
Accounts payable	56,464	56,464	56,464	—	—	—
Other payables and employee benefits payable	53,108	53,108	53,108	—	—	—
Total	364,395	393,138	243,703	13,221	30,640	105,574
Derivatives settled gross:
Forward exchange contracts
– outflow	(4,366)	(4,415)	(4,415)	—	—	—
– inflow	4,480	4,531	4,531	—	—	—

53	FINANCIAL INSTRUMENTS (Continued)

Liquidity risk (Continued)

The Company

	At 30 June 2009
		Total
		contractual		More than 1	More than 2
	Carrying	undiscounted	Within 1 year	year but less	years but less	More than
	amount	cash flow	or on demand	than 2 years	than 5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Short-term loans	18,407	18,716	18,716	—	—	—
Non-current liabilities due within one year	8,756	9,111	9,111	—	—	—
Short-term debentures payable	—	—	—	—	—	—
Long-term loans	51,637	54,757	916	3,754	13,284	36,803
Debentures payable	92,983	114,552	2,445	2,445	89,919	19,743
Bills payable	18,598	18,599	18,599	—	—	—
Accounts payable	63,065	63,065	63,065	—	—	—
Other payables and employee benefits payable	75,438	75,438	75,438	—	—	—
Total	328,884	354,238	188,290	6,199	103,203	56,546
Derivatives settled gross:
Forward exchange contracts
– outflow	(34)	(34)	(34)	—	—	—
– inflow	34	34	34	—	—	—

	At 31 December 2008
		Total
		contractual		More than 1	More than 2
	Carrying	undiscounted	Within 1 year	year but less	years but less	More than
	amount	cash flow	or on demand	than 2 years	than 5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Short-term loans	34,455	35,630	35,630	—	—	—
Non-current liabilities due within one year	17,505	17,972	17,972	—	—	—
Short-term debentures payable	15,000	15,171	15,171	—	—	—
Long-term loans	53,074	56,371	1,048	5,790	12,620	36,913
Debentures payable	62,207	82,144	1,724	1,724	12,982	65,714
Bills payable	13,453	13,468	13,468	—	—	—
Accounts payable	53,602	53,602	53,602	—	—	—
Other payables and employee benefits payable	67,381	67,381	67,381	—	—	—
Total	316,677	341,739	205,996	7,514	25,602	102,627
Derivatives settled gross:
Forward exchange contracts
– outflow	(657)	(670)	(670)	—	—	—
– inflow	673	686	686	—	—	—

53	FINANCIAL INSTRUMENTS (Continued)

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(a) Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in US Dollars, Japanese Yen and Hong Kong Dollars, and the Group entered into a number of foreign exchange contracts to manage such exposure.

The changes in the fair value of forward exchange contracts that economically hedge monetary assets and liabilities in foreign currencies are recognised as finance costs in the consolidated income statement. The net fair value of forward exchange contracts used by the Group and the Company as economic hedges of monetary assets and liabilities in foreign currencies at 30 June 2009 was RMB 10 million (2008: RMB 114 million) and RMB nil (2008: RMB 16 million), respectively.

Included in derivative financial instruments, short-term and long-term loans of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2009	2008	2009	2008
	millions	millions	millions	millions
Gross exposure arising from loans and borrowings
US Dollars	USD (1,453)	USD (1,232)	USD (72)	USD (277)
Japanese Yen	JPY (25,340)	JPY (28,037)	JPY (25,340)	JPY (28,037)
Hong Kong Dollars	HKD (11,491)	HKD (11,192)	HKD(11,491)	HKD (11,192)
Notional amounts of forward exchange contracts
US Dollars	USD 86	USD 660	USD 5	USD 100

A 5 percent strengthening of Renminbi against the following currencies at 30 June 2009 and 31 December 2008 would have increased net profit for the period and retained profits of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 31 December 2008.

	The Group
	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions
US Dollars	350	147
Japanese Yen	68	80
Hong Kong Dollars	380	370

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

(b)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term loans. Loans carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates and terms of repayment of short-term and long-term loans of the Group are disclosed in Note 20 and Note 28, respectively.

As at 30 June 2009, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net profit for the period and retained profits by approximately RMB 213 million (for the year ended 31 December 2008: RMB 263 million). This sensitivity analysis has been on an annualised basis determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s loans outstanding at that date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 31 December 2008.

(c)	Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil and refined petroleum products. The fluctuations in prices of crude oil and refined petroleum products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of such risk.

As at 30 June 2009, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined petroleum products, with all other variables held constant, would decrease/increase the Group’s profit for the period and retained profits by approximately RMB 2 million (as at 31 December 2008: RMB nil), and decrease/increase the Group’s capital reserve by approximately RMB 236 million (for the year ended 31 December 2008: RMB 200 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2008.

53	FINANCIAL INSTRUMENTS (Continued)

Equity price risk

The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. At 30 June 2009, the Group is exposed to this risk through the derivative embedded in the Convertible Bonds issued by the Company as disclosed in Note 29.

At 30 June 2009, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s profit for the period and retained profits by approximately RMB 93 million while a decrease of 20% in the Company’s own share price would increase to the Group’s profit for the period and retained profits by approximately RMB 196 million. The sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant.

Fair values

The fair values of the Group’s financial instruments (other than long-term debts and security investments) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term debts are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities ranging 2.46% to 5.94% (2008: 3.58% to 5.94%). The following table presents the carrying amount and fair value of the Group’s long-term debts other than loans from Sinopec Group Company and fellow subsidiaries at 30 June 2009 and 31 December 2008:

	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions
Carrying amount	125,375	109,415
Fair value	128,945	113,060

The Group has not developed an internal valuation model necessary to make the estimate of the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure and the terms of the borrowings.

The fair value of available-for-sale financial assets, which amounted to RMB 201 million as at 30 June 2009 (2008: RMB 154 million) was based on quoted market price. Other unquoted equity investments are individually and in the aggregate not material to the Group’s financial position or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted equity investments for long term purpose.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values as at 30 June 2009 and 31 December 2008.

54	EXTRAORDINARY GAIN AND LOSS

Pursuant to ÒQuestions and answers in the prepayment of information disclosures of companies issuing public shares, No.1 – Extraordinary gain and lossÓ (2008), the extraordinary gains and losses of the Group are as follows:

	Six-month periods ended 30 June
	2009	2008
	RMB millions	RMB millions
Extraordinary gain and loss for the period:
Gain on disposal of fixed assets	(168)	(97)
Employee reduction expenses	7	199
Donations	94	77
Gain on disposal of long-term investments and financial assets	(130)	(198)
Net (profit)/loss of subsidiaries generated from a business combination involving entities
under common control before acquisition date	(62)	573
Other non-operating income and expenses	305	123
	46	677
Tax effect	(27)	(26)
Total	19	651
Attributable to:
Equity shareholders of the Company	95	678
Minority interests	(76)	(27)

55	BASIC AND DILUTED EARNINGS PER SHARE

The calculations of basic earnings per share for the six-month period ended 30 June 2009 is based on the profit attributable to the equity shareholders of the Company of RMB 33,190 million (2008: RMB 7,673 million) and the weighted average number of shares of 86,702,439,000 (2008: 86,702,439,000) during the period.

The calculation of diluted earnings per share for the six-month period ended 30 June 2009 is based on the profit attributable to equity shareholders of the Company of RMB 33,385 million (2008: RMB 5,014 million) and the weighted average number of shares of 87,789,799,595 (2008: 87,789,799,595) calculated as follows:

	(i)	Profit attributable to equity shareholders of the Company (diluted)

	Six-month periods ended 30 June
	2009	2008
	RMB millions	RMB millions
Profit attributable to equity shareholders of the Company	33,190	7,673
After tax effect of exchange gain net of interest expense on the Convertible Bonds	109	(442)
After tax effect of fair value gain on embedded derivative component of the Convertible Bonds	86	(2,217)
Profit attributable to equity shareholders of the Company (diluted)	33,385	5,014

(ii)	Weighted average number of shares (diluted)

	Six-month periods ended 30 June
	2009	2008
	RMB millions	RMB millions
Weighted average number of shares at 30 June	86,702,439,000	86,702,439,000
Effect of conversion of the Convertible Bonds	1,087,360,595	1,087,360,595
Weighted average number of shares (diluted) at 30 June	87,789,799,595	87,789,799,595

The calculation of diluted earnings per share for the six-month periods ended 30 June 2009 and 2008 excludes the effect of the Warrants (Note 29 (iv)), since it did not have any dilutive effect.

56	POST BALANCE SHEET EVENTS

Pursuant to the resolution passed at the Directors’ meeting on 21 August 2009, the Group entered into an agreement with a subsidiary of Sinopec Group Company to acquire the entire equity interests of certain entities primarily engaged in research and development activities, for a total cash consideration of RMB 3,946 million. The transaction is subject to the approval from the relevant PRC governmental body.

REPORT OF THE INTERNATIONAL AUDITOR

To the Shareholders of
China Petroleum & Chemical Corporation
(Established in the People’s Republic of China with limited liability)

We have audited the interim financial statements of China Petroleum & Chemical Corporation (the ÒCompanyÓ) set out on pages 98 to 141, which comprise the consolidated balance sheet as at 30 June 2009, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
The directors of the Company are responsible for the preparation and the true and fair presentation of these interim financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of interim financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR’S RESPONSIBILITY
Our responsibility is to express an opinion on these interim financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of the report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the interim financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the interim financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the interim financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the interim financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the interim financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION
In our opinion, the interim financial statements give a true and fair view of the state of affairs of the Group as at 30 June 2009 and of the Group’s profit and cash flows for the six-month period then ended in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

KPMG
Certified Public Accountants
8th Floor, Prince’s Building
10 Chater Road
Central, Hong Kong

21 August 2009

(B)	INTERIM FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (ÒIFRSÓ)
CONSOLIDATED INCOME STATEMENT
for the six-month period ended 30 June 2009
(Amounts in millions, except per share data)

		Six-month periods
		ended 30 June
	Note	2009	2008
		RMB	RMB

Turnover and other operating revenues
Turnover	3	523,015	718,657
Other operating revenues	4	11,010	12,356
		534,025	731,013

Other income	5	—	33,736

Operating expenses
Purchased crude oil, products and operating supplies and expenses		(361,460)	(667,335)
Selling, general and administrative expenses	6	(22,471)	(21,435)
Depreciation, depletion and amortisation		(24,584)	(22,663)
Exploration expenses, including dry holes		(4,392)	(4,728)
Personnel expenses	7	(12,919)	(12,667)
Taxes other than income tax	8	(61,518)	(28,649)
Other operating expenses, net	9	(499)	(435)
Total operating expenses		(487,843)	(757,912)

Operating profit		46,182	6,837

Finance costs
Interest expense	10	(4,138)	(5,818)
Interest income		108	212
Unrealised (loss)/gain on embedded derivative component of the Convertible Bonds	26(h)	(114)	2,956
Foreign currency exchange losses		(120)	(367)
Foreign currency exchange gains		269	2,128
Net finance costs		(3,995)	(889)

Investment income		285	319

Share of profits less losses from associates and jointly controlled entities		1,362	1,358

Profit before taxation		43,834	7,625
Tax (expense)/benefit	11	(9,121)	135
Profit for the period		34,713	7,760
Attributable to:
Equity shareholders of the Company		33,246	7,682
Minority interests		1,467	78
Profit for the period		34,713	7,760
Earnings per share:	14
Basic		0.383	0.089
Diluted		0.381	0.057

The notes on pages 104 to 141 form part of these interim financial statements. Details of dividends payable to equity shareholders of the Company attributable to the profit for the period are set out in Note 12.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the six-month period ended 30 June 2009
(Amounts in millions)

		Six-month periods
		ended 30 June
	Note	2009	2008
		RMB	RMB

Profit for the period		34,713	7,760

Other comprehensive income for the period (after tax and reclassification adjustments)	13
Cash flow hedge: net movement in other reserve		(177)	—
Available-for-sale securities: net movement in other reserve		773	(1,735)
Total other comprehensive income		596	(1,735)

Total comprehensive income for the period		35,309	6,025
Attributable to:
Equity shareholders of the Company		33,828	6,016
Minority interests		1,481	9
Total comprehensive income for the period		35,309	6,025

The notes on pages 104 to 141 form part of these interim financial statements.

CONSOLIDATED BALANCE SHEET
at 30 June 2009
(Amounts in millions)

		At 30 June	At 31 December
	Note	2009	2008
		RMB	RMB

Non-current assets
Property, plant and equipment, net	15	405,975	411,939
Construction in progress	16	142,148	122,121
Goodwill	17	14,302	14,237
Interest in associates	18	16,639	15,595
Interest in jointly controlled entities	19	12,760	11,781
Investments	20	1,384	1,483
Deferred tax assets	25	12,307	13,768
Lease prepayments		12,149	11,165
Long-term prepayments and other assets	21	11,619	11,685
Total non-current assets		629,283	613,774

Current assets
Cash and cash equivalents		7,600	7,008
Time deposits with financial institutions		1,482	752
Trade accounts receivable, net	22	29,967	12,990
Bills receivable	22	3,383	3,660
Inventories	23	120,305	95,979
Prepaid expenses and other current assets	24	25,236	35,225
Income tax receivable		7,945	9,784
Total current assets		195,918	165,398

Current liabilities
Short-term debts	26	35,382	75,516
Loans from Sinopec Group Company and fellow subsidiaries	26	19,124	33,410
Trade accounts payable	27	84,673	56,464
Bills payable	27	32,058	18,753
Accrued expenses and other payables	28	108,539	102,497
Income tax payable		789	16
Total current liabilities		280,565	286,656

Net current liabilities		(84,647)	(121,258)

Total assets less current liabilities		544,636	492,516

Non-current liabilities
Long-term debts	26	116,427	90,254
Loans from Sinopec Group Company and fellow subsidiaries	26	35,730	36,890
Deferred tax liabilities	25	5,130	5,235
Other liabilities	29	12,150	11,595
Total non-current liabilities		169,437	143,974

		375,199	348,542
Equity
Share capital	30	86,702	86,702
Reserves		266,437	241,187
Total equity attributable to equity shareholders of the Company		353,139	327,889
Minority interests		22,060	20,653
Total equity		375,199	348,542

Approved and authorised for issue by the board of directors on 21 August 2009.

Su Shulin	Wang Tianpu	Wang Xinhua
Chairman	Vice chairman, President	Chief Financial Officer

The notes on pages 104 to 141 form part of these interim financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six-month period ended 30 June 2009
(Amounts in millions)

									Total equity
									attributable
									to equity
					Statutory	Discretionary			shareholders
	Share	Capital	Share	Revaluation	surplus	surplus	Other	Retained	of the	Minority	Total
	capital	reserve	premium	reserve	reserve	reserve	reserves	earnings	Company	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at 1 January 2008, as previously reported	86,702	(22,652)	18,072	24,114	37,797	27,000	3,100	133,300	307,433	25,325	332,758
Adjustment for the acquisition of the Acquired Group	—	—	—	—	—	—	464	—	464	—	464
Balance at 1 January 2008, as adjusted	86,702	(22,652)	18,072	24,114	37,797	27,000	3,564	133,300	307,897	25,325	333,222
Total comprehensive income for the period	—	—	—	—	—	—	(1,666)	7,682	6,016	9	6,025
Issuance of the Bond with Warrants (Note 26(i))	—	6,879	—	—	—	—	—	—	6,879	—	6,879
Final dividend for 2007 (Note 12)	—	—	—	—	—	—	—	(9,971)	(9,971)	—	(9,971)
Appropriation (Note (a))	—	—	—	—	595	—	—	(595)	—	—	—
Adjustment to statutory surplus reserve (Note (a))	—	—	—	—	(109)	—	—	109	—	—	—
Revaluation surplus realised	—	—	—	(122)	—	—	—	122	—	—	—
Realisation of deferred tax on lease prepayments	—	—	—	—	—	—	(4)	4	—	—	—
Transfer from other reserves to retained earnings	—	—	—	—	—	—	(573)	573	—	—	—
Distribution to Sinopec Group Company (Note (e))	—	(59)	—	—	—	—	—	—	(59)	—	(59)
Contributions from minority interests net of distributions	—	—	—	—	—	—	—	—	—	423	423
Balance at 30 June 2008	86,702	(15,832)	18,072	23,992	38,283	27,000	1,321	131,224	310,762	25,757	336,519

									Total equity
									attributable
									to equity
					Statutory	Discretionary			shareholders
	Share	Capital	Share	Revaluation	surplus	surplus	Other	Retained	of the	Minority	Total
	capital	reserve	premium	reserve	reserve	reserve	reserves	earnings	Company	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at 1 January 2009, as previously reported	86,702	(16,293)	18,072	23,767	43,078	47,000	774	125,569	328,669	20,653	349,322
Adjustment for the acquisition of the Acquired Group	—	—	—	—	—	—	(780)	—	(780)	—	(780)
Balance at 1 January 2009, as adjusted	86,702	(16,293)	18,072	23,767	43,078	47,000	(6)	125,569	327,889	20,653	348,542
Total comprehensive income for the period	—	—	—	—	—	—	582	33,246	33,828	1,481	35,309
Final dividend for 2008 (Note 12)	—	—	—	—	—	—	—	(7,803)	(7,803)	—	(7,803)
Appropriation (Note (a))	—	—	—	—	2,634	—	—	(2,634)	—	—	—
Revaluation surplus realised	—	—	—	(314)	—	—	—	314	—	—	—
Realisation of deferred tax on lease prepayments	—	—	—	—	—	—	(3)	3	—	—	—
Transfer from capital reserve to other reserves	—	(1,551)	—	—	—	—	1,551	—	—	—	—
Consideration for the acquisition of the Acquired Group (Note 1)	—	—	—	—	—	—	(771)	—	(771)	—	(771)
Acquisitions of minority interests of subsidiaries	—	(4)	—	—	—	—	—	—	(4)	(1)	(5)
Distributions to minority interests net of contributions	—	—	—	—	—	—	—	—	—	(73)	(73)
Balance at 30 June 2009	86,702	(17,848)	18,072	23,453	45,712	47,000	1,353	148,695	353,139	22,060	375,199

Notes:

(a)
According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit in accordance with the PRC accounting policies adopted by the Group to statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders. Statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

Pursuant to the requirement in Cai Kuai [2008] No. 11 ÒInterpretation of Accounting Standards for Business Enterprises (ÒASBEÓ) No. 2Ó issued by the MOF on 7 August 2008, the Group changed certain PRC accounting policies that were applied retrospectively. The statutory surplus reserve, amounting to RMB 109 million, has been adjusted accordingly. The adjustment to statutory surplus reserve was reflected as a movement for the six-month period ended 30 June 2008. During the six-month period ended 30 June 2009, the Company transferred RMB 2,634 million, being 10% of the current year’s net profit determined in accordance with the PRC accounting policies complying with ASBE, to this reserve.

(b)	The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(c)
According to the Company’s Articles of Association, the amount of retained earnings available for distribution to equity shareholders of the Company is the lower of the amount determined in accordance with the accounting policies complying with ASBE and the amount determined in accordance with the accounting policies complying with International Financial Reporting Standards (ÒIFRSÓ). At 30 June 2009, the amount of retained earnings available for distribution was RMB 97,577 million (2008: RMB 82,147 million), being the amount determined in accordance with the accounting policies complying with IFRS. Interim dividend for the six-month period ended 30 June 2009 of RMB 6,069 million (2008: RMB 2,601 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(d)
The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation and (ii) the difference between the considerations paid over the amount of the net assets of certain entities and related operations acquired from Sinopec Group Company and (iii) the equity component of the Bonds with Warrants.

(e)
During the six-month period ended 30 June 2008, the Group acquired certain assets and liabilities, related to the oilfield downhole operations (the ÒDownhole AssetsÓ) from Sinopec Group Company. The difference between the consideration paid over the carrying value of these net assets acquired was accounted for an equity transaction.

(f)	The application of the share premium account is governed by Sections 168 and 169 of the PRC Company Law.

The notes on pages 104 to 141 form part of these interim financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the six-month period ended 30 June 2009
(Amounts in millions)

		Six-month periods
		ended 30 June
	Note	2009	2008
		RMB	RMB
Net cash generated from operating activities	(a)	79,079	2,393

Investing activities
Capital expenditure		(40,421)	(42,492)
Exploratory wells expenditure		(3,131)	(2,907)
Purchase of investments, investments in associates		(792)	(2,476)
Proceeds from disposal of investments and investments in associates		260	1,049
Proceeds from disposal of property, plant and equipment		332	109
Acquisitions of minority interests of subsidiaries		(213)	—
Purchase of time deposits with financial institutions		(1,490)	(1,106)
Proceeds from maturity of time deposits with financial institutions		760	466
Payment for derivative financial instruments		(1,488)	(815)
Proceeds from derivative financial instruments		1,449	616
Net cash used in investing activities		(44,734)	(47,556)

Financing activities
Proceeds of issuance of convertible bonds, net of issuance costs		—	29,850
Proceeds of issuance of corporate bonds		31,000	—
Proceeds from bank and other loans		331,561	450,720
Repayments of corporate bonds		(15,000)	(10,000)
Repayments of bank and other loans		(377,638)	(414,736)
Distributions by subsidiaries to minority interests		(377)	(642)
Contributions from minority interests		304	1,065
Dividend paid		(1,885)	(9,971)
Distributions to Sinopec Group Company		(1,718)	(285)
Net cash (used in)/ generated from financing activities		(33,753)	46,001

Net increase in cash and cash equivalents		592	838
Cash and cash equivalents at 1 January		7,008	7,785
Effect of foreign currency exchange rate changes		—	(41)
Cash and cash equivalents at 30 June		7,600	8,582

The notes on pages 104 to 141 form part of these interim financial statements.

(a)	Reconciliation of profit before taxation to net cash generated from operating activities

	Six-month periods
	ended 30 June
	2009	2008
	RMB	RMB
Operating activities
Profit before taxation	43,834	7,625
Adjustments for:
Depreciation, depletion and amortisation	24,584	22,663
Dry hole costs	1,761	1,156
Share of profits less losses from associates and jointly controlled entities	(1,362)	(1,358)
Investment income	(285)	(319)
Interest income	(108)	(212)
Interest expense	4,138	5,818
Unrealised gain on foreign currency exchange rate changes and derivative financial instruments	(130)	(2,053)
Gain on disposal of property, plant and equipment, net	(168)	(97)
Impairment losses on long-lived assets	189	133
Unrealised loss/(gain) on embedded derivative component of the Convertible Bonds	114	(2,956)
	72,567	30,400
Increase in trade accounts receivable	(16,977)	(19,125)
Decrease in bills receivable	277	3,952
Increase in inventories	(24,326)	(48,028)
Decrease/(increase) in prepaid expenses and other current assets	8,357	(15,074)
Increase in lease prepayments	(984)	(1,502)
Decrease in long-term prepayments and other assets	907	1,620
Increase in trade accounts payable	28,209	32,779
Increase in bills payable	13,305	5,758
Increase in accrued expenses and other payables	5,926	27,926
Increase in other liabilities	195	479
	87,456	19,185
Interest received	108	197
Interest paid	(4,085)	(4,854)
Investment and dividend income received	704	1,192
Income tax paid	(5,104)	(13,327)
Net cash generated from operating activities	79,079	2,393

The notes on pages 104 to 141 form part of these interim financial statements.

NOTES ON THE INTERIM FINANCIAL STATEMENTS
for the six-month period ended 30 June 2009

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION

Principal activities

China Petroleum & Chemical Corporation (the ÒCompanyÓ) is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the ÒGroupÓ), engages in oil and gas and chemical operations in the People’s Republic of China (the ÒPRCÓ). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil and natural gas by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

Organisation

The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation (the ÒReorganisationÓ) of China Petrochemical Corporation (ÒSinopec Group CompanyÓ), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

As part of the Reorganisation, certain of Sinopec Group Company’s core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company at that date. The oil and gas and chemical operations and businesses transferred to the Company related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sale of chemicals.

Basis of preparation

Pursuant to the resolution passed at the Directors’ meeting on 27 March 2009, the Group acquired the entire equity interests of Sinopec Qingdao Petrochemical Company Limited and certain storage and distribution operations (collectively the ÒAcquired GroupÓ) from Sinopec Group Company for total cash considerations of RMB 771 million (hereinafter referred to as the ÒAcquisition of the Acquired GroupÓ).

As the Group and the Acquired Group are under the common control of Sinopec Group Company, the Acquisition of the Acquired Group have been reflected in the accompanying consolidated financial statements as combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Acquired Group have been accounted for at historical cost and the consolidated financial statements of the Company prior to this acquisition have been restated to include the results of operations and the assets and liabilities of the Acquired Group on a combined basis. The difference of RMB 1,551 million between the total considerations paid over the amount of the net assets of the Acquired Group was accounted for as an equity transaction.

The financial condition as at 31 December 2008 and the results of operation for the six-month period ended 30 June 2008 previously reported by the Group have been restated to include the results of operations of the Acquired Group on a combined basis as set out below.

	The Group,
	as previously	The Acquired	The Group,
	reported	Group	as restated
	RMB millions	RMB millions	RMB millions

Results of operation for the six-month period ended 30 June 2008:
Operating revenue	734,783	(3,770) *	731,013
Profit/(loss) attributable to the equity shareholders of the Company	8,255	(573)	7,682
Basic earnings/(loss) per share (RMB)	0.095	(0.006)	0.089
Diluted earnings/(loss) per share (RMB)	0.064	(0.007)	0.057
Financial condition as at 31 December 2008:
Current assets	164,311	1,087	165,398
Total assets	767,827	11,345	779,172
Current liabilities	274,537	12,119	286,656
Total liabilities	418,505	12,125	430,630
Total equity attributable to equity shareholders of the Company	328,669	(780)	327,889

*
The Acquired Group sold its petroleum products primarily to the Group as well as purchasing crude oil primarily from the Group. These transactions between the Group and the Acquired Group have been eliminated on combination, resulting in a reduction in the operating revenue. All other significant balances and transactions between the Group and the Acquired Group have been eliminated on combination.

The accompanying interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (ÒIASBÓ). IFRS includes International Accounting Standards (ÒIASÓ) and related interpretations. These interim financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. A summary of the principal accounting policies adopted by the Group are set out in Note 2.

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION (Continued)

The IASB has issued certain new and revised IFRS that are first effective for the current accounting period of the Group. The new accounting policies and new disclosures resulting from the initial application of these standards or developments to the extent that they are relevant to the Group are summarised as follows:

(i)
As a result of the adoption of revised IAS 1 ÒPresentation of Financial StatementsÓ (Òrevised IAS 1Ó), details of changes in equity during the period arising from transactions with equity shareholders in their capacity as such have been presented separately from all other income and expenses in a revised consolidated statement of changes in equity. All other items of income and expense are presented in the consolidated income statement, if they are recognised as part of profit or loss for the period, or otherwise in a new primary statement, the consolidated statement of comprehensive income. Corresponding amounts have been restated to conform to the new presentation.

(ii)
IFRS 8, Operating segments (ÒIFRS 8Ó), requires segment disclosure to be based on the way that the Group’s chief operating decision maker manages the Group, with the amounts reported for each reportable segment being the measures reported to the Group’s chief operating decision maker for the purposes of assessing segment performance and making decisions about operating matters. The adoption of IFRS 8 has not resulted in any significant changes to the presentation of segment information since the identification and presentation of reportable segments in prior periods were consistent with IFRS 8.

Both revised IAS 1 and IFRS 8 do not have any impact on the classification, recognition and measurement of the amounts recognised in the consolidated financial statements.

The Group has not adopted any new standard or interpretation that is not yet effective for the current accounting period (Note 38).

The accompanying interim financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 2(f)) and by the re-measurement of available-for-sale securities (Note 2(k)), derivative financial instruments (Note 2(l) and (m)) and derivative component of the convertible bonds (Note 2(q)) to their fair values.

The preparation of the interim financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements and the reported amounts of revenues and expenses during the period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key assumptions and estimation made by management in the application of IFRS that have significant effect on the interim financial statements and the major sources of estimation uncertainty are disclosed in Note 37.

2	PRINCIPAL ACCOUNTING POLICIES

(a) Basis of consolidation
The consolidated interim financial statements comprise the Company and its subsidiaries, and interest in associates and jointly controlled entities.

(i) Subsidiaries

Subsidiaries are those entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The interim financial statements of subsidiaries are included in the consolidated interim financial statements from the date that control effectively commences until the date that control effectively ceases.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and consolidated statement of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the period between minority interests and the equity shareholders of the Company.

The particulars of the Group’s principal subsidiaries are set out in Note 35.

2	PRINCIPAL ACCOUNTING POLICIES (Continued)

	(a)	Basis of consolidation (Continued)

(ii) Associates and jointly controlled entities

An associate is an entity, not being a subsidiary, in which the Group exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group and other parties, where the contractual arrangement establishes that the Group and one or more of the other parties share joint control over the economic activity of the entity.

Investments in associates and jointly controlled entities are accounted for in the consolidated interim financial statements using the equity method from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. Under the equity method, the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Note 2(j) and (n)).

The Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the period are recognised in the consolidated income statement, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognised in the consolidated statement of comprehensive income.

(iii) Transactions eliminated on consolidation

Inter-company balances and transactions and any unrealised gains arising from inter-company transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

	(b)	Translation of foreign currencies

The presentation currency of the Group is Renminbi. Foreign currency transactions during the period are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (ÒPBOCÓ) prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC’s rates at the balance sheet date.

Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the Òfinance costsÓ section of the consolidated income statement.

	(c)	Cash and cash equivalents
Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

	(d)	Trade, bills and other receivables

Trade, bills and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (Note 2(n)). Trade, bills and other receivables are derecognised if the Group’s contractual rights to the cash flows from these financial assets expire or if the Group transfers these financial assets to another party without retaining control or substantially all risks and rewards of the assets.

	(e)	Inventories

Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

Spare parts and consumables are stated at cost less any provision for obsolescence.

	(f)	Property, plant and equipment

An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses (Note 2(n)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use. Subsequent to the revaluation, which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognised as an expense in the consolidated income statement in the year in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised as income or expense in the consolidated income statement on the date of retirement or disposal. On disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings.

2	PRINCIPAL ACCOUNTING POLICIES (Continued)

	(f)	Property, plant and equipment (Continued)

Depreciation is provided to write off the cost/revalued amount of items of property, plant and equipment, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Buildings	15 to 45 years
Plant, machinery, equipment and others	4 to 18 years
Oil depots, storage tanks and service stations	8 to 25 years

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reassessed annually.

(g)	Oil and gas properties

The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells and the related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. Exploratory wells that find oil and gas reserves in any area requiring major capital expenditure are expensed unless the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made, and drilling of the additional exploratory wells is under way or firmly planned for the near future. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Capitalised costs relating to proved properties are amortised at the field level on a unit-of-production method. The amortisation rates are determined based on oil and gas reserves estimated to be recoverable from existing facilities over the shorter of the economic lives of crude oil and natural gas reservoirs and the terms of the relevant production licenses.

Gains and losses on the disposal of proved oil and gas properties are not recognised unless the disposal encompasses an entire property. The proceeds on such disposals are credited to the carrying amounts of oil and gas properties.

Management estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

(h)	Lease prepayments

Lease prepayments represent land use rights paid to the relevant government authorities. Land use rights are carried at cost less accumulated amount charged to expense and impairment losses (Note 2(n)).The cost of lease prepayments are charged to expense on a straight-line basis over the respective periods of the rights.

(i)	Construction in progress

Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(n)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(j)	Goodwill

Goodwill represents amounts arising on acquisition of subsidiaries, associates or jointly controlled entities. Goodwill represents the difference between the cost of acquisition and the fair value of the net identifiable assets acquired.

Prior to 1 January 2008, the acquisition of the minority interests (or non-controlling interests) of a consolidated subsidiary was accounted using the acquisition method whereby the difference between the cost of acquisition and the fair value of the net identifiable assets acquired (on a proportionate share) was recognised as goodwill. From 1 January 2008, any difference between the amount by which the non-controlling interest is adjusted (such as through an acquisition of the non-controlling interests) and the cash or other considerations paid is recognised in equity.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit the synergies of the combination and is tested annually for impairment (Note 2(n)). In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity and the investment as a whole is tested for impairment whenever there is objective evidence of impairment (Note 2(n)).

2	PRINCIPAL ACCOUNTING POLICIES (Continued)

	(k)	Investments

Investment in available-for-sale equity securities are carried at fair value with any change in fair value recognised in other comprehensive income and accumulated separately in equity in other reserve. When these investments are derecognised or impaired, the cumulative gain or loss is reclassified from equity to the consolidated income statement. Investments in equity securities, other than investments in associates and jointly controlled entities, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (Note 2(n)).

	(l)	Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on re-measurement to fair value is recognised immediately in the consolidated income statement, except where the derivatives qualify for cash flow hedge accounting or hedge the net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged (Note 2(m)).

	(m)	Hedging
(i) Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk of a committed future transaction, the effective portion of any gains or losses on re-measurement of the derivative financial instrument to fair value are recognised in other comprehensive income and accumulated separately in equity in other reserve. The ineffective portion of any gain or loss is recognised immediately in the consolidated income statement.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is reclassified from equity to be included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is reclassified from equity to the consolidated income statement in the same period or periods during which the asset acquired or liability assumed affects the consolidated income statement (such as when interest income or expense is recognised).

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is reclassified from equity to the consolidated income statement in the same period or periods during which the hedged forecast transaction affects the consolidated income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity until the transaction occurs and it is recognised in accordance with the above policy. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss is reclassified from equity to the consolidated income statement immediately.

(ii) Hedge of net investments in foreign operations

The portion of the gain or loss on re-measurement to fair value of an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised in other comprehensive income and accumulated separately in equity in the exchange reserve until the disposal of the foreign operation, at which time the cumulative gain or loss is reclassified from equity to the consolidated income statement. The ineffective portion is recognised immediately in the consolidated income statement.

	(n)	Impairment of assets
(i)
Trade accounts receivable, other receivables and investment in equity securities that do not have a quoted market price in an active market are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, an impairment loss is determined and recognised.

The impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognised as an expense in the consolidated income statement. Impairment losses for trade and other receivables are reversed through the consolidated income statement if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities carried at cost are not reversed.

For investments in associates and jointly controlled entities accounted under the equity method (Note 2(a)(ii)), the impairment loss is measured by comparing the recoverable amount of the investment as a whole with its carrying amount in accordance with the accounting policy set out in Note 2(n)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with the accounting policy set out in Note 2(n)(ii).

2	PRINCIPAL ACCOUNTING POLICIES (Continued)

	(n)	Impairment of assets (Continued)
(ii) Impairment of other long-lived assets is accounted as follows:

The carrying amounts of other long-lived assets, including property, plant and equipment, construction in progress, lease prepayments, and investments in associates and jointly controlled entities, are reviewed at each balance sheet date to identify indicators that the assets may be impaired. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. For goodwill, the recoverable amount is estimated at each balance sheet date.

The recoverable amount is the greater of the fair value less costs to sell and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

The amount of the reduction is recognised as an expense in the consolidated income statement unless the asset is carried at revalued amount for which an impairment loss is recognised directly against any related revaluation reserve to the extent that the impairment loss does not exceed the amount held in the revaluation reserve for that same asset. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

Management assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset, except in the case of goodwill, in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as an income unless the asset is carried at revalued amount. Reversal of an impairment loss on a revalued asset is credited to the revaluation reserve except for impairment loss which was previously recognised as an expense in the consolidated income statement; a reversal of such impairment loss is recognised as an income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. An impairment loss in respect of goodwill is not reversed.

	(o)	Trade, bills and other payables

Trade, bills and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

	(p)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the consolidated income statement over the period of borrowings using the effective interest method.

	(q)	Convertible bonds
(i) Convertible bonds that contain an equity component

Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments that contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. The interest expense on the liability component is calculated using the effective interest method. The equity component is recognised in the capital reserve until the bond is converted or redeemed.

If the bond is converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bond is redeemed, the capital reserve is transferred to retained earnings.

2	PRINCIPAL ACCOUNTING POLICIES (Continued)

	(q)	Convertible bonds (Continued)
(ii) Other convertible bonds

Convertible bonds issued with a cash settlement option and other embedded derivative features are accounted for as compound financial instruments that contain a liability component and a derivative component.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in the consolidated income statement.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in the consolidated income statement. The liability component is subsequently carried at amortised cost until extinguished on conversion or redemption. The interest expense recognised in the consolidated income statement on the liability component is calculated using the effective interest method. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognised in the consolidated income statement.

	(r)	Provisions and contingent liability

A provision is recognised for liability of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

When it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest cost, is reflected as an adjustment to the provision and oil and gas properties.

A provision for onerous contracts is recognised when the expected economic benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

	(s)	Revenue recognition

Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and ancillary materials are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. Revenue from the rendering of services is recognised in the consolidated income statement upon performance of the services. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Interest income is recognised on a time apportioned basis that takes into account the effective yield on the asset.

A government grant that becomes receivable as compensation for expenses or losses already incurred with no future related costs is recognised as income in the period in which it becomes receivable.

	(t)	Borrowing costs

Borrowing costs are expensed in the consolidated income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

	(u)	Repairs and maintenance expenditure
Repairs and maintenance expenditure is expensed as incurred.

	(v)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reasonably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

2	PRINCIPAL ACCOUNTING POLICIES (Continued)

	(w)	Research and development expense

Research and development expenditures are expensed in the period in which they are incurred. Research and development expense amounted to RMB 1,345 million for the six-month period ended 30 June 2009 (2008: RMB 1,176 million).

	(x)	Operating leases
Operating lease payments are charged to the consolidated income statement on a straight-line basis over the period of the respective leases.

	(y)	Employee benefits

The contributions payable under the Group’s retirement plans are recognised as expenses in the consolidated income statement as incurred and according to the contribution determined by the plans. Further information is set out in Note 33.

Termination benefits, such as employee reduction expenses, are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

	(z)	Income tax

Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes only to the extent that it is probable that future taxable income will be available against which the assets can be utilised. Deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated income statement, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously charged or credited to other comprehensive income or directly in equity.

The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set off against the taxable profit of another legal tax unit. The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that the related tax benefit will be realised.

	(aa)	Dividends
Dividends are recognised as a liability in the period in which they are declared.

	(bb)	Segmental reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s chief operating decision maker for the purposes of allocating resources to, and assessing the performance of the Group’s various lines of business.

3	TURNOVER
Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products, net of value-added tax.

4	OTHER OPERATING REVENUES
	Six-month periods
	ended 30 June
	2009	2008
	RMB millions	RMB millions

Sale of materials, service and others	10,819	12,207
Rental income	191	149
	11,010	12,356

5	OTHER INCOME

During the six-month period ended 30 June 2008, the Group recognised grant income of RMB 33,736 million. These government grants were for compensation of losses incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, and the measures taken by the Group to stabilise the supply in the PRC refined petroleum product market during the six-month period ended 30 June 2008. There were no unfulfilled conditions and other contingencies attached to the receipts of these grants. The Group did not receive any government grant during the six-month period ended 30 June 2009.

6	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The following items are included in selling, general and administrative expenses:

	Six-month periods
	ended 30 June
	2009	2008
	RMB millions	RMB millions

Operating lease charges	3,281	2,656
Impairment losses:
– trade accounts receivable	27	66
– other receivables	130	9

7	PERSONNEL EXPENSES

	Six-month periods
	ended 30 June
	2009	2008
	RMB millions	RMB millions

Wages and salaries	9,767	9,891
Staff welfare	564	503
Contributions to retirement schemes (Note 33)	1,730	1,511
Social security contributions	858	762
	12,919	12,667

8	TAXES OTHER THAN INCOME TAX

	Six-month periods
	ended 30 June
	2009	2008
	RMB millions	RMB millions

Consumption tax (i)	53,947	8,717
Special oil income levy (ii)	412	16,544
City construction tax (iii)	4,252	1,771
Education surcharge	2,304	963
Resources tax	425	437
Business tax	178	217
	61,518	28,649

Note:

(i)
Before 1 January 2009, consumption tax is levied on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil at a rate of RMB 277.6 per tonne, RMB 117.6 per tonne, RMB 277.0 per tonne, RMB 256.4 per tonne, RMB 225.2 per tonne, RMB 101.5 per tonne and RMB 124.6 per tonne, respectively. Effective from 1 January 2009, the consumption tax rates of on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil changed to RMB 1,388.0 per tonne, RMB 940.8 per tonne, RMB 1,385.0 per tonne, RMB 1,282.0 per tonne, RMB 1,126.0 per tonne, RMB 812.0 per tonne and RMB 996.8 per tonne, respectively.

(ii)
Special oil income levy is levied on oil exploration and production entities based on the progressive rates ranging from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil produced in the PRC exceeding USD 40 per barrel.

(iii)	City construction tax is levied on an entity based on its total amount of value-added tax, consumption tax and business tax.

9	OTHER OPERATING EXPENSES, NET

	Six-month periods
	ended 30 June
	2009	2008
	RMB millions	RMB millions

Fines, penalties and compensations	153	49
Donations	94	77
Employee reduction expenses (i)	7	199
Gain on disposal of property, plant and equipment, net	(168)	(97)
Impairment losses on long-lived assets (ii)	189	133
Net realised and unrealised losses on derivative financial instruments not qualified as hedging	90	24
Net changes in fair value of cash flow hedges transferred from equity (Note 13)	33	—
Others	101	50
	499	435

Note:

(i)
In accordance with the Group’s voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 7 million (2008: RMB 199 million) during the period ended 30 June 2009 in respect of the voluntary termination of approximately 100 (2008: 3,600) employees.

(ii)
Impairment losses recognised on property, plant and equipment of the refining and chemicals segments were RMB 24 million and RMB 9 million (2008: RMB nil and RMB 3 million) for the six-month period ended 30 June 2009, respectively. These impairment losses relate to certain refining and chemicals production facilities that closed. The carrying values of these facilities were written down to their recoverable amounts.

Impairment losses recognised on long-lived assets of the marketing and distribution segment of RMB 156 million (2008: RMB 130 million) for the six-month period ended 30 June 2009, comprised of impairment losses of RMB 128 million and RMB 28 million (2008: RMB 128 million and RMB 2 million) of property, plant and equipment and construction in progress, respectively, primarily relate to certain service stations and certain construction in progress that were closed or abandoned during the period. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

10	INTEREST EXPENSE

	Six-month periods
	ended 30 June
	2009	2008
	RMB millions	RMB millions

Interest expense incurred	5,098	5,962
Less: Interest expense capitalised*	(1,127)	(350)
	3,971	5,612
Accretion expenses (Note 29)	167	206
Interest expense	4,138	5,818
* Interest rates per annum at which borrowing costs were capitalised for construction in progress	3.0% to 6.7%	3.8% to 7.0%

11	TAX EXPENSE/(BENEFIT)
Tax expense/(benefit) in the consolidated income statement represents:

	Six-month periods
	ended 30 June
	2009	2008
	RMB millions	RMB millions

Current tax
– Provision for the period	7,546	7,700
– Under-provision in prior years	170	216
Deferred taxation (Note 25)	1,405	(8,051)
	9,121	(135)

Reconciliation between actual income tax expense/(benefit) and the expected income tax at applicable statutory tax rates is as follows:

	Six-month periods
	ended 30 June
	2009	2008
	RMB millions	RMB millions

Profit before taxation	43,834	7,625
Expected PRC income tax expense at a statutory tax rate of 25%	10,959	1,906
Tax effect of differential tax rate (i)	(782)	(141)
Tax effect of non-deductible expenses	114	201
Tax effect of non-taxable income (ii)	(598)	(2,715)
Tax effect of tax losses not recognised	(742)	398
Under-provision in prior years	170	216
Actual income tax expense/(benefit)	9,121	(135)

Substantially all income before income tax and related tax expense/(benefit) is from PRC sources.

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group, which are taxed at a preferential rate of 15% or 20%.

(ii) The tax effect of non-taxable income for the six-month period ended 30 June 2008 primarily related to the grant income.

12	DIVIDENDS
Dividends payable to equity shareholders of the Company attributable to the period represent:

	Six-month periods
	ended 30 June
	2009	2008
	RMB millions	RMB millions

Interim dividends declared after the balance sheet date of RMB 0.07 per share
(2008: RMB 0.03 per share)	6,069	2,601

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 21 August 2009, the directors authorised to declare an interim dividend for the year ending 31 December 2009 of RMB 0.07 (2008: RMB 0.03) per share totalling RMB 6,069 million (2008: RMB 2,601 million). Dividends declared after the balance sheet date are not recognised as a liability at the balance sheet date.

Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the period represent:

	Six-month periods
	ended 30 June
	2009	2008
	RMB millions	RMB millions

Final dividends in respect of the previous financial year, approved and paid
during the period of RMB 0.09 per share (2008: RMB 0.115 per share)	7,803	9,971

Pursuant to the shareholders’ approval at the Annual General Meeting on 22 May 2009, a final dividend of RMB 0.09 per share totalling RMB 7,803 million in respect of the year ended 31 December 2008 was declared.

Pursuant to the shareholders’ approval at the Annual General Meeting on 26 May 2008, a final dividend of RMB 0.115 per share totalling RMB 9,971 million in respect of the year ended 31 December 2007 was declared.

13	OTHER COMPREHENSIVE INCOME

	(a)	Tax effects relating to each component of other comprehensive income

	Six-month period ended			Six-month period ended
	30 June 2009			30 June 2008
	Before-tax	Tax	Net-of-tax	Before-tax	Tax	Net-of-tax
	amount	benefit	amount	amount	benefit	amount
	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions

Cash flow hedge: net movement in
the other reserve	(212)	35	(177)	—	—	—
Available-for-sale securities: net movement in
the other reserve	759	14	773	(1,787)	52	(1,735)
Other comprehensive income	547	49	596	(1,787)	52	(1,735)

(b)	Reclassification adjustments relating to components of other comprehensive income

	Six-month periods
	ended 30 June
	2009	2008
	RMB millions	RMB millions

Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the period	(179)	—
Amounts transferred from the other reserve to the consolidated income statement	(33)	—
Deferred tax benefit recognised in other comprehensive income	35	—
Net movement in the other reserve during the period recognised in other comprehensive income	(177)	—
Available-for-sale securities:
Changes in fair value recognised during the period (Note)	815	(1,626)
Gain on disposal transferred from the other reserve to the consolidated income statement	(56)	(161)
Deferred tax benefit recognised in other comprehensive income	14	52
Net movement in the other reserve during the period recognised in other comprehensive income	773	(1,735)

Note:
The unrealised gain / loss for the changes in fair value of available-for-sale securities, net of deferred tax, included the share of the changes in fair value of available-for-sale securities held and recorded by an associate based on the Group’s proportionate interest in this associate, which amounted to an unrealised gain of RMB 735 million (2008: an unrealised loss of RMB 1,568 million).

14	BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2009 is based on the profit attributable to ordinary equity shareholders of the Company of RMB 33,246 million (2008: RMB 7,682 million) and the weighted average number of shares of 86,702,439,000 (2008: 86,702,439,000) during the period.

The calculation of diluted earnings per share for the six-month period ended 30 June 2009 is based on the profit attributable to ordinary equity shareholders of the Company of RMB 33,441 million (2008: RMB 5,023 million) and the weighted average number of shares of 87,789,799,595 (2008: 87,789,799,595) calculated as follows:

	(i)	Profit attributable to ordinary equity shareholders of the Company (diluted)

	Six-month periods
	ended 30 June
	2009	2008
	RMB millions	RMB millions

Profit attributable to ordinary equity shareholders of the Company	33,246	7,682
After tax effect of exchange gain net of interest expense of the Convertible Bonds	109	(442)
After tax effect of unrealised loss/(gain) on embedded derivative component of
the Convertible Bonds	86	(2,217)
Profit attributable to ordinary equity shareholders of the Company (diluted)	33,441	5,023

(ii)	Weighted average number of shares (diluted)

	Six-month periods
	ended 30 June
	2009	2008
	Number of	Number of
	shares	shares

Weighted average number of shares at 30 June	86,702,439,000	86,702,439,000
Effect of conversion of the Convertible Bonds	1,087,360,595	1,087,360,595
Weighted average number of shares (diluted) at 30 June	87,789,799,595	87,789,799,595

The calculation of diluted earnings per share for the six-month periods ended 30 June 2009 and 2008 excludes the effect of the Warrants (Note 26(i)), since it did not have any dilutive effect.

15	PROPERTY, PLANT AND EQUIPMENT

By segment

	Exploration		Marketing		Corporate
	and		and		and
	production	Refining	distribution	Chemicals	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2008	284,183	159,959	97,704	181,124	6,198	729,168
Additions	357	87	51	1	128	624
Transferred from construction in progress	7,165	13,593	2,964	781	115	24,618
Acquisitions (ii)	3,001	—	—	—	—	3,001
Reclassification	12,321	(6,793)	(3,484)	(6,241)	4,197	—
Reclassification to lease prepayments
and other assets	—	(246)	(242)	(28)	(192)	(708)
Disposals	(22)	(109)	(313)	(444)	(4)	(892)
Balance at 30 June 2008	307,005	166,491	96,680	175,193	10,442	755,811
Balance at 1 January 2009	339,122	179,551	107,657	189,478	8,741	824,549
Additions	360	96	190	629	2	1,277
Transferred from construction in progress	8,337	5,041	1,722	1,678	269	17,047
Acquisitions (ii)	60	999	—	—	—	1,059
Reclassification	—	87	—	46	(133)	—
Reclassification to lease prepayments
and other assets	—	—	(158)	—	(17)	(175)
Disposals	(3)	(379)	(128)	(1,540)	(37)	(2,087)
Balance at 30 June 2009	347,876	185,395	109,283	190,291	8,825	841,670

Accumulated depreciation:
Balance at 1 January 2008	130,683	76,073	24,009	112,782	2,378	345,925
Depreciation charge for the period	10,889	4,485	2,320	4,126	429	22,249
Acquisitions (ii)	1,459	—	—	—	—	1,459
Impairment losses for the period (Note 9 (ii))	—	—	128	3	—	131
Reclassification	16,789	(6,592)	(3,814)	(7,528)	1,145	—
Reclassification to lease prepayments
and other assets	—	—	(6)	(1)	(10)	(17)
Written back on disposals	(22)	(104)	(125)	(354)	(1)	(606)
Balance at 30 June 2008	159,798	73,862	22,512	109,028	3,941	369,141
Balance at 1 January 2009	173,348	84,976	28,815	122,403	3,068	412,610
Depreciation charge for the period	11,831	5,009	2,679	4,163	421	24,103
Acquisitions (ii)	—	591	—	—	—	591
Impairment losses for the period (Note 9 (ii))	—	24	128	9	—	161
Reclassification	—	11	—	34	(45)	—
Reclassification to lease prepayments
and other assets	—	—	(23)	—	—	(23)
Written back on disposals	(2)	(343)	(94)	(1,272)	(36)	(1,747)
Balance at 30 June 2009	185,177	90,268	31,505	125,337	3,408	435,695

Net book value:
Balance at 1 January 2008	153,500	83,886	73,695	68,342	3,820	383,243
Balance at 30 June 2008	147,207	92,629	74,168	66,165	6,501	386,670
Balance at 1 January 2009	165,774	94,575	78,842	67,075	5,673	411,939
Balance at 30 June 2009	162,699	95,127	77,778	64,954	5,417	405,975

15	PROPERTY, PLANT AND EQUIPMENT (Continued)

By asset class

			Oil depots,	Plant,
			storage tanks	machinery,
		Oil and gas	and service	equipment
	Buildings	properties	stations	and others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2008	46,641	259,373	103,845	319,309	729,168
Additions	186	341	32	65	624
Transferred from construction in progress	852	6,790	3,660	13,316	24,618
Acquisitions (ii)	548	—	—	2,453	3,001
Reclassification	13,189	8,937	16,730	(38,856)	—
Reclassification to lease prepayments
and other assets	(463)	—	(20)	(225)	(708)
Disposals	(45)	—	(272)	(575)	(892)
Balance at 30 June 2008	60,908	275,441	123,975	295,487	755,811
Balance at 1 January 2009	52,561	292,897	116,766	362,325	824,549
Additions	242	360	47	628	1,277
Transferred from construction in progress	563	8,069	2,311	6,104	17,047
Acquisitions (ii)	312	—	342	405	1,059
Reclassification	218	—	16	(234)	—
Reclassification to lease prepayments
and other assets	(51)	—	(124)	—	(175)
Disposals	(38)	—	(390)	(1,659)	(2,087)
Balance at 30 June 2009	53,807	301,326	118,968	367,569	841,670

Accumulated depreciation:
Balance at 1 January 2008	25,082	119,057	23,601	178,185	345,925
Depreciation charge for the period	939	10,160	2,564	8,586	22,249
Acquisitions (ii)	236	—	—	1,223	1,459
Impairment losses for the period	1	—	116	14	131
Reclassification	(1,757)	16,881	9,263	(24,387)	—
Reclassification to lease prepayments
and other assets	(6)	—	(4)	(7)	(17)
Written back on disposals	(24)	—	(95)	(487)	(606)
Balance at 30 June 2008	24,471	146,098	35,445	163,127	369,141
Balance at 1 January 2009	27,507	143,610	28,880	212,613	412,610
Depreciation charge for the period	1,133	10,820	2,945	9,205	24,103
Acquisitions (ii)	103	—	292	196	591
Impairment losses for the period	54	—	71	36	161
Reclassification	55	—	(14)	(41)	—
Reclassification to lease prepayments
and other assets	(11)	—	(12)	—	(23)
Written back on disposals	(23)	—	(335)	(1,389)	(1,747)
Balance at 30 June 2009	28,818	154,430	31,827	220,620	435,695

Net book value:
Balance at 1 January 2008	21,559	140,316	80,244	141,124	383,243
Balance at 30 June 2008	36,437	129,343	88,530	132,360	386,670
Balance at 1 January 2009	25,054	149,287	87,886	149,712	411,939
Balance at 30 June 2009	24,989	146,896	87,141	146,949	405,975

Note:

(i)
The additions to the exploration and production segment and oil and gas properties for the six-month period ended 30 June 2009 included RMB 360 million (2008: RMB 291 million) of the estimated dismantlement costs for site restoration (Note 29).

(ii)
During the six-month period ended 30 June 2009, the Group acquired certain assets related to the exploration and production and refining segments from Sinopec Group Company (Note 32). During the six-month period ended 30 June 2008, the Group acquired Downhole Assets from Sinopec Group Company (Note 32).

16	CONSTRUCTION IN PROGRESS

	Exploration		Marketing		Corporate
	and		and		and
	production	Refining	distribution	Chemicals	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2008	34,441	25,992	13,504	16,752	5,236	95,925
Additions	22,036	3,823	5,004	5,784	749	37,396
Dry hole costs written off	(1,156)	—	—	—	—	(1,156)
Reclassification	97	2,226	(211)	(2,112)	—	—
Transferred to property, plant and equipment	(7,165)	(13,593)	(2,964)	(781)	(115)	(24,618)
Reclassification to lease prepayments
and other assets	(2)	(3)	(810)	(1)	(928)	(1,744)
Impairment losses for the period (Note 9 (ii))	—	—	(2)	—	—	(2)
Balance at 30 June 2008	48,251	18,445	14,521	19,642	4,942	105,801
Balance at 1 January 2009	56,197	18,091	14,302	29,765	3,766	122,121
Additions	21,120	4,323	2,407	11,126	396	39,372
Dry hole costs written off	(1,761)	—	—	—	—	(1,761)
Transferred to property, plant and equipment	(8,337)	(5,041)	(1,722)	(1,678)	(269)	(17,047)
Reclassification to lease prepayments
and other assets	—	(273)	(233)	(3)	—	(509)
Impairment losses for the period (Note 9 (ii))	—	—	(28)	—	—	(28)
Balance at 30 June 2009	67,219	17,100	14,726	39,210	3,893	142,148

As at 30 June 2009, the amount of capitalised cost of exploratory wells included in construction in progress related to the exploration and production segment was RMB 8,197 million (2008: RMB 7,833 million). The geological and geophysical costs paid during the six-month period ended 30 June 2009 were RMB 1,698 million (2008: RMB 1,819 million).

17	GOODWILL

	2009	2008
	RMB millions	RMB millions

Cost:
Balance at 1 January	15,628	15,490
Net additions and exchange adjustments	65	17
Balance at 30 June	15,693	15,507
Accumulated impairment losses:
Balance at 1 January	(1,391)	—
Impairment losses for the period	—	—
Balance at 30 June	(1,391)	—
Net book value:
Balance at 1 January	14,237	15,490
Balance at 30 June	14,302	15,507

Impairment tests for cash-generating units containing goodwill
Goodwill is allocated to the following Group’s cash-generating units:

	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions

Sinopec Beijing Yanshan Branch (ÒSinopec YanshanÓ)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (ÒSinopec ZhenhaiÓ)	3,952	3,952
Sinopec Qilu Branch (ÒSinopec QiluÓ)	2,159	2,159
Sinopec Yangzi Petrochemical Company Limited (ÒSinopec YangziÓ)	2,737	2,737
Sinopec Shengli Oil Field Dynamic Company Limited (ÒDynamicÓ)	1,361	1,361
Hong Kong service stations	924	924
Multiple units without individual significant goodwill	2,012	1,947
	14,302	14,237

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of Sinopec Yanshan, Sinopec Zhenhai, Sinopec Qilu, Sinopec Yangzi, Dynamic and Hong Kong service stations are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 10.0% to 12.8%. Cash flows beyond the one-year period are maintained constant. Management believes any reasonably possible change in the key assumptions on which these entities’ recoverable amounts are based would not cause these entities’ carrying amounts to exceed their recoverable amounts.

Key assumptions used for the value in use calculations for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

18	INTEREST IN ASSOCIATES

	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions

Share of net assets	16,639	15,595

The Group’s investments in associates are with companies primarily engaged in the oil and gas, petrochemical, and marketing and distribution operations in the PRC. These investments are individually and in the aggregate not material to the Group’s financial condition or results of operations for all periods presented. The principal investments in associates, all of which are incorporated in the PRC, are as follows:

				Percentage
			Percentage	of equity
			of equity	held by the
	Form of	Particulars of issued	held by the	Company’s
Name of company	business structure	and paid up capital	Company	subsidiaries	Principal activities
		%	%

Sinopec Finance Company Limited	Incorporated	Registered capital	49.00	—	Provision of non-banking financial
		RMB 6,000,000,000			services
China Aviation Oil Supply Company	Incorporated	Registered capital	—	29.00	Marketing and distribution of refined
Limited		RMB 3,800,000,000			petroleum products
Shanghai Petroleum Company Limited	Incorporated	Registered capital	30.00	—	Exploration and production of crude
		RMB 900,000,000			oil and natural gas
Shanghai Chemical Industry Park	Incorporated	Registered capital	—	38.26	Planning, development and operation of
Development Company Limited		RMB 2,372,439,000			the Chemical Industry Park in Shanghai, the PRC
China Shipping & Sinopec Suppliers	Incorporated	Registered capital	—	50.00	Transportation of petroleum products
Company Limited		RMB 876,660,000

19	INTEREST IN JOINTLY CONTROLLED ENTITIES

	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions

Share of net assets	12,760	11,781

The Group’s principal interests in jointly controlled entities are primarily engaged in the refining and chemical operations in the PRC as follows:

Percentage
			Percentage	of equity
			of equity	held by the
	Form of	Particulars of issued	held by the	Company’s
Name of company	business structure	and paid up capital	Company	subsidiaries	Principal activities
		%	%

Shanghai Secco Petrochemical	Incorporated	Registered capital	30.00	20.00	Manufacturing and distribution of
Company Limited		USD 901,440,964			petrochemical products
BASF-YPC Company Limited	Incorporated	Registered capital	30.00	10.00	Manufacturing and distribution of
		RMB 8,793,000,000			petrochemical products
Fujian Refining and Petrochemical	Incorporated	Registered capital	—	50.00	Manufacturing and distribution of
Company Limited		RMB 12,806,000,000			petrochemical products

The Group’s effective interest share of the jointly controlled entities’ results of operation, financial condition and cash flows are as follows:

	Six-month periods
	ended 30 June
	2009	2008
	RMB millions	RMB millions

Results of operation:
Operating revenue	8,418	13,951
Expenses	(7,771)	(13,454)
Net profit	647	497

	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions

Financial condition:
Current assets	7,176	6,691
Non-current assets	31,061	28,430
Current liabilities	(7,370)	(6,413)
Non-current liabilities	(18,107)	(16,927)
Net assets	12,760	11,781

19	INTEREST IN JOINTLY CONTROLLED ENTITIES (Continued)

	Six-month periods
	ended 30 June
	2009	2008
	RMB millions	RMB millions

Cash flows:
Net cash generated from / (used in) operating activities	766	(1,371)
Net cash used in investing activities	(2,080)	(2,715)
Net cash generated from financing activities	1,130	4,649
Net (decrease) / increase in cash and cash equivalents	(184)	563

20	INVESTMENTS

At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions

Available-for-sale equity securities, listed and at quoted market price	201	154
Other investments in equity securities, unlisted and at cost	1,376	1,562
	1,577	1,716
Less: Impairment losses for investments	(193)	(233)
	1,384	1,483

Unlisted investments represent the Group’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and gas activities and operations.

21	LONG-TERM PREPAYMENTS AND OTHER ASSETS
Long-term prepayments and other assets primarily represent prepaid rental expenses over one year, computer software, catalysts and operating rights of service stations.

22	TRADE ACCOUNTS RECEIVABLE, NET AND BILLS RECEIVABLE

	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions

Amounts due from third parties	26,368	11,318
Amounts due from Sinopec Group Company and fellow subsidiaries	2,054	2,670
Amounts due from associates and jointly controlled entities	3,873	1,408
	32,295	15,396
Less: Impairment losses for bad and doubtful debts	(2,328)	(2,406)
	29,967	12,990
Bills receivable	3,383	3,660
	33,350	16,650

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions

Within one year	33,280	16,528
Between one and two years	22	79
Between two and three years	22	16
Over three years	26	27
	33,350	16,650

Impairment losses for bad and doubtful debts are analysed as follows:

	2009	2008
	RMB millions	RMB millions

Balance at 1 January	2,406	2,909
Impairment losses recognised for the period	27	66
Reversal of impairment losses	(99)	(79)
Written off	(6)	(71)
Balance at 30 June	2,328	2,825

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

23	INVENTORIES

	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions

Crude oil and other raw materials	73,824	54,085
Work in progress	11,385	10,745
Finished goods	32,229	35,858
Spare parts and consumables	4,228	4,480
	121,666	105,168
Less: Allowance for diminution in value of inventories	(1,361)	(9,189)
	120,305	95,979

The cost of inventories recognised as an expense in the consolidated income statement amounted to RMB 386,440 million for the six-month period ended 30 June 2009 (2008: RMB 692,277 million), which includes the write-down of inventories of RMB 129 million (2008: RMB 16,030 million), that primarily related to the refining and chemicals segment, and the reversal of write-down of inventories made in prior years of RMB 7,957 million (2008: RMB 3,981 million), that mainly was due to the sales of inventories. The write-down of inventories and the reversal of write-down of inventories were recorded in purchased crude oil, products and operating supplies and expenses in the consolidated income statement.

24	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions

Amounts due from Sinopec Group Company and fellow subsidiaries	2,870	3,889
Amounts due from associates and jointly controlled entities	842	654
Advances to third parties	1,016	1,257
Other receivables	2,542	3,538
Purchase deposits and other assets	3,915	4,104
Prepayments in connection with construction work and equipment purchases	2,365	3,176
Prepaid value-added tax and customs duty	10,707	17,740
Derivative financial instruments – used for hedging	78	224
Derivative financial instruments – not used for hedging	901	643
	25,236	35,225

25	DEFERRED TAX ASSETS AND LIABILITIES
Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

		Assets		Liabilities		Net balance
	At 30 June	At 31 December	At 30 June	At 31 December	At 30 June	At 31 December
	2009	2008	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	2,754	4,434	—	—	2,754	4,434
Accruals	311	261	—	—	311	261
Derivative financial instruments	39	—	(4)	—	35	—
Non-current
Property, plant and equipment	3,997	3,891	(1,242)	(1,286)	2,755	2,605
Accelerated depreciation	—	—	(3,708)	(3,716)	(3,708)	(3,716)
Tax value of losses carried forward	4,817	4,796	—	—	4,817	4,796
Lease prepayments	297	300	—	—	297	300
Available-for-sale securities	—	—	(38)	(52)	(38)	(52)
Embedded derivative component
of the Convertible Bonds	—	—	(122)	(151)	(122)	(151)
Others	92	86	(16)	(30)	76	56
Deferred tax assets/(liabilities)	12,307	13,768	(5,130)	(5,235)	7,177	8,533

As at 30 June 2009, certain subsidiaries of the Company did not recognise the tax value of losses carried forward of RMB 6,889 million (2008: RMB 7,975 million), because it was not probable that the related tax benefit will be realised. The tax value of these losses carried forward of RMB 733 million, RMB 1,221 million, RMB 1,385 million, RMB 476 million, RMB 2,636 million and RMB 438 million will expire in 2009, 2010, 2011, 2012, 2013 and 2014, respectively.

Based on management’s assessment of the probability that taxable profit will be available over the period which the deferred tax assets can be realised or utilised, deferred tax asset of RMB 133 million (2008: RMB 398 million) were not recognised for the six-month period ended 30 June 2009. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur.

25	DEFERRED TAX ASSETS AND LIABILITIES (Continued)
Movements in the deferred tax assets and liabilities are as follows:

		Recognised in	Recognised
	Balance at	consolidated	in other	Balance at
	1 January	income	comprehensive	30 June
	2008	statement	income	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	3,841	3,802	—	7,643
Accruals	2,613	3,952	—	6,565
Non-current			—
Property, plant and equipment	1,265	(57)	—	1,208
Accelerated depreciation	(4,144)	243	—	(3,901)
Tax value of losses carried forward	176	853	—	1,029
Lease prepayments	306	(4)	—	302
Available-for-sale securities	(116)	—	52	(64)
Embedded derivative component of the Convertible Bonds	803	(739)	—	64
Others	59	1	—	60
Net deferred tax assets	4,803	8,051	52	12,906

		Recognised in	Recognised
	Balance at	consolidated	in other	Balance at
	1 January	income	comprehensive	30 June
	2009	statement	income	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	4,434	(1,680)	—	2,754
Accruals	261	50	—	311
Derivative financial instruments	—	—	35	35
Non-current
Property, plant and equipment	2,605	150	—	2,755
Accelerated depreciation	(3,716)	8	—	(3,708)
Tax value of losses carried forward	4,796	21	—	4,817
Lease prepayments	300	(3)	—	297
Available-for-sale securities	(52)	—	14	(38)
Embedded derivative component of the Convertible Bonds	(151)	29	—	(122)
Others	56	20	—	76
Net deferred tax assets	8,533	(1,405)	49	7,177

26	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES
Short-term debts represent:

	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions

Third parties’ debts
Short-term bank loans	25,434	41,355

Current portion of long-term bank loans	6,896	17,109
Current portion of long-term other loans	2,052	2,052
	8,948	19,161

Corporate bonds (a)	1,000	15,000

	35,382	75,516

Loans from Sinopec Group Company and fellow subsidiaries
Short-term loans	18,634	33,060
Current portion of long-term loans	490	350
	19,124	33,410

	54,506	108,926

26	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)
The Group’s weighted average interest rate on short-term loans was 3.1% (2008: 4.8%) at 30 June 2009.
Long-term debts comprise:

		At 30 June	At 31 December
	Interest rate and final maturity	2009	2008
		RMB millions	RMB millions

Third parties’ debts
Long-term bank loans
Renminbi denominated	Interest rates ranging from interest free to
	7.6% per annum at 30 June 2009 with maturities
	through 2018	27,640	42,036
Japanese Yen denominated	Interest rates ranging from 2.6% to
	3.0% per annum at 30 June 2009 with maturities
	through 2024	1,802	2,121
US Dollar denominated	Interest rates ranging from interest free to
	7.4% per annum at 30 June 2009 with maturities
	through 2031	685	746
Euro denominated	Interest rates ranging from 6.6% to
	6.7% per annum at 30 June 2009 with maturity
	through 2011	158	197
		30,285	45,100

Long-term other loans
Renminbi denominated	Interest rates ranging from interest free to
	5.2% per annum at 30 June 2009 with maturities
	through 2011	2,074	2,075
US Dollar denominated	Interest rates ranging from interest free to
	2.0% per annum at 30 June 2009 with maturities
	through 2015	33	33
		2,107	2,108
Corporate bonds
Renminbi denominated	Fixed interest rate at 4.61% per annum at
	30 June 2009 with maturity in February 2014 (b)	3,500	3,500
	Fixed interest rate at 4.20% per annum at
	30 June 2009 with maturity in May 2017(c)	5,000	5,000
	Fixed interest rate at 5.40% per annum at
	30 June 2009 with maturity in November 2012 (d)	8,500	8,500
	Fixed interest rate at 5.68% per annum at
	30 June 2009 with maturity in November 2017 (e)	11,500	11,500
	Fixed interest rate at 2.25% per annum at
	30 June 2009 with maturity in March 2012 (f)	10,000	—
	Fixed interest rate at 2.48% per annum at
	30 June 2009 with maturity in June 2012 (g)	20,000	—
		58,500	28,500

Convertible bonds
Hong Kong Dollar denominated	Zero coupon Convertible Bonds with maturity
	in April 2014 (h)	10,130	9,870
Renminbi denominated	Bonds with Warrants with fixed interest rate at
	0.8% per annum and maturity in February 2014 (i)	24,353	23,837
		34,483	33,707

Total third parties’ long-term debts		125,375	109,415
Less: Current portion		(8,948)	(19,161)
		116,427	90,254

Long-term loans from Sinopec Group
Company and fellow subsidiaries
Renminbi denominated	Interest rates ranging from interest free to
	7.3% per annum at 30 June 2009 with maturities
	through 2020	36,220	37,240
Less: Current portion		(490)	(350)
		35,730	36,890

		152,157	127,144

26	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)
Note:

(a)
The Company issued six-month corporate bonds of face value at RMB 15 billion to corporate investors in the PRC debenture market on 22 December 2008 at par value of RMB 100. The effective yield of the six-month corporate bonds is 2.3% per annum. The corporate bonds matured in June 2009.

A subsidiary of the Company issued 330-day corporate bonds of face value at RMB 1 billion to corporate investors in the PRC debenture market on 3 April 2009 at par value of RMB 100. The effective yield of the 330-day corporate bonds is 2.05% per annum. The corporate bonds mature in March 2010.

(b)
The Company issued ten-year corporate bonds of RMB 3.5 billion to PRC citizens as well as PRC legal and non-legal persons on 24 February 2004. The ten-year corporate bond bears a fixed interest rate of 4.61% per annum and interest is paid annually. These corporate bonds are guaranteed by Sinopec Group Company.

(c)
The Company issued ten-year corporate bonds of RMB 5 billion to corporate investors in the PRC debenture market on 10 May 2007. The ten-year corporate bond bears a fixed interest rate of 4.20% per annum and interest is paid annually. These corporate bonds are guaranteed by Sinopec Group Company.

(d)
The Company issued five-year corporate bonds of RMB 8.5 billion to corporate investors in the PRC debenture market on 13 November 2007. The five-year corporate bond bears a fixed interest rate of 5.40% per annum and interest is paid annually. These corporate bonds are guaranteed by Sinopec Group Company.

(e)
The Company issued ten-year corporate bonds of RMB 11.5 billion to corporate investors in the PRC debenture market on 13 November 2007. The ten-year corporate bond bears a fixed interest rate of 5.68% per annum and interest is paid annually. These corporate bonds are guaranteed by Sinopec Group Company.

(f)
The Company issued three-year corporate bonds of RMB 10 billion to corporate investors in the PRC debenture market on 27 March 2009. The three-year corporate bond bears a fixed interest rate of 2.25% per annum and interest is paid annually. These corporate bonds are guaranteed by Sinopec Group Company.

(g)
The Company issued three-year corporate bonds of RMB 20 billion to corporate investors in the PRC debenture market on 26 June 2009. The three-year corporate bond bears a fixed interest rate of 2.48% per annum and interest is paid annually. These corporate bonds are guaranteed by Sinopec Group Company.

(h)
On 24 April 2007, the Company issued zero coupon convertible bonds due 2014 with an aggregate principal amount of HK$11.7 billion (the ÒConvertible BondsÓ). The holders can convert the Convertible Bonds into shares of the Company from 4 June 2007 onwards at a price of HK$10.76 per share, subject to adjustment for, amongst other things, subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events, which have a dilutive effect on the issued share capital of the Company (the ÒConversion componentÓ). Unless previously redeemed, converted or purchased and cancelled, the Convertible Bonds will be redeemed on the maturity date at 121.069% of the principal amount. The Company has an early redemption option at any time after 24 April 2011 (subject to certain criteria) (the ÒEarly Redemption OptionÓ) and a cash settlement option when the holders exercise their conversion right (the ÒCash Settlement OptionÓ). The holders also have an early redemption option to require the Company to redeem all or some of the Convertible Bonds on 24 April 2011 at an early redemption amount of 111.544% of the principal amount.

As at 30 June 2009, the carrying amounts of the liability component and the derivative component, representing the Conversion component, the Early Redemption Option and the Cash Settlement Option, of the Convertible Bonds were RMB 10,016 million (2008: RMB 9,870 million) and RMB 114 million (2008: RMB nil), respectively. No conversion of the Convertible Bonds has occurred up to 30 June 2009.

As at 30 June 2009 and 31 December 2008, the fair value of the derivative component of the Convertible Bonds was calculated using the Black-Scholes Model. The following are the major inputs used in the Black-Scholes Model:

	At 30 June	At 31 December
	2009	2008

Stock price of underlying shares	HKD 5.91	HKD 4.69
Conversion price	HKD 10.76	HKD 10.76
Option adjusted spread	275 basis points	450 basis points
Average risk free rate	1.71%	1.64%
Average expected life	3.3 years	3.8 years

Any change in the major inputs into the Black-Scholes Model will result in changes in the fair value of the derivative component. The changes in the fair value of the derivative component from 31 December 2008 to 30 June 2009 resulted in an unrealised loss of RMB 114 million (2008: an unrealised gain of RMB 2,956 million), which has been recorded in the Òfinance costsÓ section of the consolidated income statement for the six-month period ended 30 June 2009.

The initial carrying amount of the liability component is the residual amount, which is after deducting the allocated issuance cost of the Convertible Bonds relating to the liability component and the fair value of the derivative component as at 24 April 2007. Interest expense is calculated using the effective interest method by applying the effective interest rate of 4.19% to the adjusted liability component. If the aforesaid derivative component had not been separated out and the entire Convertible Bonds been considered as the liability component, the effective interest rate would have been 3.03%.

26	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)
Note: (Continued)

(i)
On 26 February 2008, the Company issued bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30 billion in the PRC (the ÒBonds with WarrantsÓ). The Bonds with Warrants, which bear a fixed interest rate of 0.80% per annum payable annually, were issued at par value of RMB 100. The Bonds with Warrants are guaranteed by Sinopec Group Company. Every ten Bonds with Warrants are entitled to warrants to subscribe 50.5 A shares of the Company during the 5 trading days prior to 3 March 2010 at an initial exercise price of RMB 19.68 per share (the ÒWarrantsÓ), subject to adjustment for, amongst other things, cash dividends, subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events which have a dilutive effect on the issued share capital of the Company.

As at 30 June 2009, the exercise price of the Warrants was adjusted to RMB 19.26 per share (2008: RMB 19.43 per share) as a result of the final dividend in respect of the year ended 31 December 2008 declared and paid during the six-month period ended 30 June 2009.

The initial recognition of the liability component of the Bond with Warrants is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option (Òmarket interest rateÓ). Interest expense is calculated using the effective interest method by applying the market interest rate of 5.40% to the liability component. The excess of proceeds from the issuance of the Bonds with Warrants, net of issuance costs, over the amount initially recognised as the liability component is recognised as the equity component in capital reserve until either the Warrants is exercised or expired. If the equity component had not been separated out and the entire Bonds with Warrants been considered as the liability component, the effective interest rate would have been 0.80%. The initial carrying amounts of liability and equity components of the Bonds with Warrants were RMB 22,971 million and RMB 6,879 million upon issuance, respectively.

Third parties’ loans of RMB 34 million of the Group at 30 June 2009 (2008: RMB 52 million) were secured by certain of the Group’s property, plant and equipment. The net book value of property, plant and equipment of the Group pledged as security amounted to RMB 46 million at 30 June 2009 (2008: RMB 259 million).

27	TRADE ACCOUNTS AND BILLS PAYABLES

	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions

Amounts due to third parties	82,137	53,112
Amounts due to Sinopec Group Company and fellow subsidiaries	1,628	1,522
Amounts due to associates and jointly controlled entities	908	1,830
	84,673	56,464
Bills payable	32,058	18,753
	116,731	75,217

The maturities of trade accounts and bills payables are as follows:

	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions

Due within 1 month or on demand	69,153	39,332
Due after 1 month but within 6 months	47,400	35,737
Due after 6 months	178	148
	116,731	75,217

28	ACCRUED EXPENSES AND OTHER PAYABLES

	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions

Amounts due to Sinopec Group Company and fellow subsidiaries	15,669	12,740
Accrued expenditures	34,518	31,635
Taxes other than income tax	22,148	21,560
Receipts in advance	26,411	27,829
Advances from third parties	1,962	1,822
Derivative financial instruments – used for hedging	107	122
Derivative financial instruments – not used for hedging	1,270	424
Others	6,454	6,365
	108,539	102,497

29	OTHER LIABILITIES

Other liabilities primarily represent provision for future dismantlement costs of oil and gas properties. The Group has committed to the PRC government to establish certain standardised measures for the dismantlement of its retired oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its retired oil and gas properties. Movement of provision of the Group’s obligations for the dismantlement of its retired oil and gas properties is as follow:

RMB millions

Balance at 1 January 2009	9,234
Provision for the period	360
Accretion expenses	167
Balance at 30 June 2009	9,761

30	SHARE CAPITAL

	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions

Registered, issued and fully paid
69,921,951,000 domestic listed A shares of RMB 1.00 each	69,922	69,922
16,780,488,000 overseas listed H shares of RMB 1.00 each	16,780	16,780
	86,702	86,702

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities of the Predecessor Operations transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (ÒADSsÓ, each representing 100 H shares), at prices of HK$ 1.59 per H share and US$ 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 domestic state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

On 25 September 2006, the shareholders of listed A shares accepted the proposal offered by the shareholders of state-owned A shares whereby the shareholders of state-owned A shares agreed to transfer 2.8 state-owned A shares to shareholders of listed A shares for every 10 listed A shares they held, in exchange for the approval for the listing of all state-owned A shares. In October 2006, 67,121,951,000 domestic state-owned A shares became listed A shares.

All A shares and H shares rank pari passu in all material aspects.

Capital management

Management optimises the structure of the Group’s capital, which comprises of equity and loans. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of the debt-to-equity ratio, which is calculated by dividing long-term loans (excluding current portion), which include long-term debts and loans from Sinopec Group Company and fellow subsidiaries, by the total of equity attributable to equity shareholders of the Company and long-term loans (excluding current portion), and the liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-equity ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 30 June 2009, the debt-to-equity ratio and the liability-to-asset ratio of the Group were 30.1% (2008: 27.9%) and 54.5% (2008: 55.3%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 26 and 31, respectively.

There were no changes in the Group’s approach to capital management during the period. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

31	COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments

The Group leases land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

At 30 June 2009 and 31 December 2008, the future minimum lease payments under operating leases are as follows:

	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions

Within one year	6,037	6,066
Between one and two years	5,894	5,750
Between two and three years	5,848	5,655
Between three and four years	5,809	5,595
Between four and five years	5,646	5,519
Thereafter	147,302	149,893
	176,536	178,478

Capital commitments
At 30 June 2009 and 31 December 2008 and capital commitments are as follows:

	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions

Authorised and contracted for	120,411	120,773
Authorised but not contracted for	78,934	49,931
	199,345	170,704

The capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects and the construction of service stations and oil depots.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 92 million for the six-month period ended 30 June 2009 (2008: RMB 210 million).

Estimated future annual payments are as follows:

	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions

Within one year	239	123
Between one and two years	113	118
Between two and three years	22	20
Between three and four years	20	20
Between four and five years	20	19
Thereafter	674	651
	1,088	951

Contingent liabilities
At 30 June 2009 and 31 December 2008, guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions

Associates and jointly controlled entities	12,553	11,404

Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses are estimable. At 30 June 2009 and 31 December 2008, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for the Group’s obligation under these guarantees arrangements.

31	COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the management’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 1,477 million for the six-month period ended 30 June 2009 (2008: RMB 1,113 million).

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

32	RELATED PARTY TRANSACTIONS

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control or jointly control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

(a) Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities

The Group is part of a larger group of companies under Sinopec Group Company, which is owned by the PRC government, and has significant transactions and relationships with Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

		Six-month periods
		ended 30 June
	Note	2009	2008
		RMB millions	RMB millions

Sales of goods	(i)	63,487	86,146
Purchases	(ii)	22,263	31,545
Transportation and storage	(iii)	587	540
Exploration and development services	(iv)	13,291	13,799
Production related services	(v)	5,212	4,543
Ancillary and social services	(vi)	846	805
Operating lease charges	(vii)	2,399	1,859
Agency commission income	(viii)	33	36
Interest received	(ix)	9	13
Interest paid	(x)	527	765
Net deposits placed with related parties	(xi)	607	266
Net loans (repaid to) / obtained from related parties	(xii)	(15,446)	4,824

The amounts set out in the table above in respect of the six-month periods ended 30 June 2009 and 2008 represent the relevant transactions between the Group and related parties as determined by the corresponding contracts with the related parties.

At 30 June 2009 and 31 December 2008, there were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries. Guarantees given to banks by the Group in respect of banking facilities to associates and jointly controlled entities are disclosed in Note 31.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

32	RELATED PARTY TRANSACTIONS (Continued)

	(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities (Continued)
Notes:

		(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

		(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

		(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

		(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

		(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest received represents interest received from deposits placed with Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 30 June 2009 was RMB 1,303 million (2008: RMB 696 million).

		(x)	Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and fellow subsidiaries.

		(xi)	Deposits placed with related parties represent net deposits placed with Sinopec Finance Company Limited.

		(xii)	The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries.

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (ÒMutual Provision AgreementÓ) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

			l	the government-prescribed price;

			l	where there is no government-prescribed price, the government-guidance price;

			l	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

			l	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as described in the above Mutual Provision Agreement.

(c)
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain land at a rental of approximately RMB 4,225 million per annum (2008: RMB 4,234 million) and certain buildings at a rental of approximately RMB 568 million per annum (2008: RMB 568 million). The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, however such amount cannot exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

32	RELATED PARTY TRANSACTIONS (Continued)

	(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities (Continued)

Pursuant to the resolutions passed at the Directors’ meeting held on 27 March 2009, the Group acquired the entire equity interests of Sinopec Qingdao Petrochemical Company Limited and certain storage and distribution operations from Sinopec Group Company for total cash considerations of RMB 771 million (Note 1), and certain assets of the exploration and production and refining segments from Sinopec Group Company for total cash considerations of RMB 1,068 million.

Pursuant to the resolutions passed at the Directors’ meeting held on 26 June 2008, the Group acquired the Downhole Assets from Sinopec Group Company that primarily consist of property, plant and equipment for a cash consideration of RMB 1,624 million, which approximated the net carrying value of the assets and liabilities of the Downhole Assets.

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities included in the following accounts captions are summarised as follows:

	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions

Trade accounts receivable	5,927	4,078
Prepaid expenses and other current assets	3,712	4,543
Total amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities	9,639	8,621
Trade accounts payable	2,536	3,352
Accrued expenses and other payables	15,669	12,740
Short-term loans and current portion of long-term loans from Sinopec Group Company and fellow subsidiaries	19,124	33,410
Long-term loans excluding current portion from Sinopec Group Company and fellow subsidiaries	35,730	36,890
Total amounts due to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities	73,059	86,392

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 26.

As at and for the six-month period ended 30 June 2009, and as at and for the year ended 31 December 2008, no individually significant impairment losses for bad and doubtful debts were recognised in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities.

(b)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensation is as follows:

	Six-month periods
	ended 30 June
	2009	2008
	RMB’000	RMB’000

Short-term employee benefits	4,622	4,031
Retirement scheme contributions	181	158
	4,803	4,189

Total emoluments are included in Òpersonnel expensesÓ as disclosed in Note 7.

(c)	Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The details of the Group’s employee benefits plan are disclosed in Note 33. As at 30 June 2009 and 31 December 2008, the accrual for the contribution to post-employment benefit plans was not material.

32	RELATED PARTY TRANSACTIONS (Continued)

	(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled energy and chemical enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through its government authorities, agencies, affiliations and other organisations (collectively referred as Òstate-controlled entitiesÓ).

Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group has transactions with other state-controlled entities include but not limited to the following:

l sales and purchase of goods and ancillary materials;

l rendering and receiving services;

l lease of assets;

l depositing and borrowing money; and

l use of public utilities.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled. The Group has established procurement policies, pricing strategy and approval processes for purchases and sales of products and services which do not consider or depend on whether the counterparties are state-controlled entities or not.

Having considered the transactions potentially affected by related party relationships, the Group’s pricing strategy, procurement policies and approval processes, and the information that would be necessary for an understanding of the potential effect of the related party relationship on the financial statements, the directors are of the opinion that the following related party transactions require disclosure of numeric details:

(i) Transactions with other state-controlled energy and chemical companies

The Group’s major domestic suppliers of crude oil and refined petroleum products are China National Petroleum Corporation and its subsidiaries (ÒCNPC GroupÓ) and China National Offshore Oil Corporation and its subsidiaries (ÒCNOOC GroupÓ), which are state-controlled entities.

During the six-month period ended 30 June 2009, the aggregate amount of crude oil purchased by the Group’s refining segment from CNPC Group and CNOOC Group and refined petroleum purchased by the Group’s marketing and distribution segment from CNPC Group was RMB 36,318 million (2008: RMB 65,811 million).

The aggregate amounts due from/to CNPC Group and CNOOC Group included in the following accounts captions are summarised as follows:

	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions

Trade accounts receivable	495	292
Prepaid expenses and other current assets	129	113
Total amounts due from CNPC Group and CNOOC Group	624	405
Trade accounts payable	2,159	2,045
Accrued expenses and other payables	315	433
Total amounts due to CNPC Group and CNOOC Group	2,474	2,478

(ii)	Transactions with state-controlled banks

The Group deposits its cash with several state-controlled banks in the PRC. The Group also obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of the bank deposits and loans are regulated by the PBOC. The Group’s interest income generated from and interest expense incurred to these state-controlled banks in the PRC is as follows:

	Six-month periods
	ended 30 June
	2009	2008
	RMB millions	RMB millions

Interest income	97	185
Interest expense	2,909	3,675

32	RELATED PARTY TRANSACTIONS (Continued)

	(d)	Transactions with other state-controlled entities in the PRC (Continued)

		(ii)	Transactions with state-controlled banks (Continued)
The amounts of cash deposited at and loans from state-controlled banks in the PRC included in the following accounts captions are summarised as follows:

	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions

Cash and cash equivalents	6,529	5,725
Time deposits with financial institutions	835	449
Total deposits at state-controlled banks in the PRC	7,364	6,174
Short-term loans and current portion of long-term loans	25,498	56,461
Long-term loans excluding current portion of long-term loans	23,242	27,844
Total loans from state-controlled banks in the PRC	48,740	84,305

33	EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 18.0% to 23.0% of the salaries, bonuses and certain allowances of its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his or her retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the six-month period ended 30 June 2009 were RMB 1,730 million (2008: RMB 1,511 million).

34	SEGMENTAL REPORTING
The Group’s chief operating decision maker reviews performance on and allocates resources to the following reportable operating segments:

	(i)	Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining, which processes and purifies crude oil, that is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

	(iv)	Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

	(v)	Corporate and others, which largely comprises the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group’s policy.

Assets dedicated to a particular segment’s operations are included in that segment’s total assets, which include all tangible and intangible assets, except for cash and cash equivalents, time deposits with financial institutions, investments, deferred tax assets and other non-current assets.

34	SEGMENTAL REPORTING (Continued)

Information of the Group’s reportable segments is as follows:

	Six-month periods
	ended 30 June
	2009	2008
	RMB millions	RMB millions

Turnover
Exploration and production
External sales	7,921	13,883
Inter-segment sales	32,229	76,314
	40,150	90,197

Refining
External sales	39,186	71,980
Inter-segment sales	260,993	323,049
	300,179	395,029

Marketing and distribution
External sales	315,734	388,801
Inter-segment sales	1,096	1,678
	316,830	390,479

Chemicals
External sales	80,402	115,363
Inter-segment sales	8,256	13,817
	88,658	129,180

Corporate and others
External sales	79,772	128,630
Inter-segment sales	115,429	282,338
	195,201	410,968

Elimination of inter-segment sales	(418,003)	(697,196)

Turnover	523,015	718,657

Other operating revenues
Exploration and production	6,026	6,462
Refining	1,685	2,340
Marketing and distribution	940	460
Chemicals	2,134	2,825
Corporate and others	225	269
Other operating revenues	11,010	12,356

Other income
Refining	—	28,216
Marketing and distribution	—	5,520
Total other income	—	33,736

Turnover, other operating revenues and other income	534,025	764,749
Result
Operating profit / (loss)
By segment
– Exploration and production	5,501	27,098
– Refining	19,898	(46,546)
– Marketing and distribution	12,508	22,474
– Chemicals	9,761	4,533
– Corporate and others	(1,486)	(722)
Total segment operating profit	46,182	6,837
Net finance costs	(3,995)	(889)
Investment income	285	319
Share of profits less losses from associates and jointly controlled entities	1,362	1,358
Profit before taxation	43,834	7,625

34	SEGMENTAL REPORTING (Continued)

	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions

Assets
Segment assets
– Exploration and production	244,983	235,866
– Refining	197,794	184,531
– Marketing and distribution	139,441	144,139
– Chemicals	129,646	121,964
– Corporate and others	52,848	31,120
Total segment assets	764,712	717,620
Interest in associates and jointly controlled entities	29,399	27,376
Investments	1,384	1,483
Deferred tax assets	12,307	13,768
Cash and cash equivalents and time deposits with financial institutions	9,082	7,760
Income tax receivable	7,945	9,784
Other unallocated assets	372	1,381
Total assets	825,201	779,172

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one year.

	Six-month periods
	ended 30 June
	2009	2008
	RMB millions	RMB millions

Capital expenditure
Exploration and production	19,438	20,981
Refining	5,345	3,872
Marketing and distribution	2,550	4,714
Chemicals	11,158	5,907
Corporate and others	491	1,251
	38,982	36,725
Depreciation, depletion and amortisation
Exploration and production	11,880	10,927
Refining	5,061	4,512
Marketing and distribution	2,912	2,462
Chemicals	4,286	4,248
Corporate and others	445	514
	24,584	22,663
Impairment losses on long-lived assets
Refining	24	—
Marketing and distribution	156	130
Chemicals	9	3
	189	133

35	PRINCIPAL SUBSIDIARIES
At 30 June 2009, the following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group.

	Particulars
	of issued	Type of
	capital	legal entity	Percentage
Name of company	(millions)%		of equity	Principal activities

China Petrochemical	RMB 1,663	Limited	100.00	Trading of petrochemical products
International Company Limited		company
Sinopec Sales Company Limited	RMB 1,700	Limited	100.00	Marketing and distribution of
		company		refined petroleum products
Sinopec Yangzi Petrochemical	RMB 16,337	Limited	100.00	Manufacturing of intermediate
Company Limited		company		petrochemical products and
				petroleum products
Sinopec Fujian Petrochemical	RMB 2,253	Limited	50.00	Manufacturing of plastics, intermediate
Company Limited (Note)		company		petrochemical products and
				petroleum products
Sinopec Shanghai Petrochemical	RMB 7,200	Limited	55.56	Manufacturing of synthetic fibres,
Company Limited		company		resin and plastics, intermediate
				petrochemical products and
				petroleum products
Sinopec Kantons Holdings Limited	HKD 104	Limited	72.34	Trading of crude oil and petroleum products
		company
Sinopec Yizheng Chemical Fibre	RMB 4,000	Limited	42.00	Production and sale of polyester chips
Company Limited (Note)		company		and polyester fibres
Sinopec Zhongyuan Petrochemical	RMB 2,400	Limited	93.51	Manufacturing of petrochemical
Company Limited		company		products
Sinopec Shell (Jiangsu) Petroleum	RMB 830	Limited	60.00	Marketing and distribution of refined
Marketing Company Limited		company		petroleum products
BP Sinopec (Zhejiang) Petroleum	RMB 800	Limited	60.00	Marketing and distribution of refined
Company Limited		company		petroleum products
Sinopec Qingdao Refining and	RMB 800	Limited	85.00	Manufacturing of intermediate
Chemical Company Limited		company		petrochemical products and
				petroleum products
Sinopec Qingdao Petrochemical	RMB 1,595	Limited	100.00	Manufacturing of intermediate
Company Limited		company		petrochemical products and
				petroleum products
China International United Petroleum	RMB 3,040	Limited	100.00	Trading of crude oil and
and Chemical Company Limited		company		petrochemical products
Sinopec Hainan Refining and Chemical	RMB 3,986	Limited	75.00	Manufacturing of intermediate petrochemical
Company Limited		company		products and petroleum products
Sinopec (Hong Kong) Limited	HKD 5,477	Limited	100.00	Trading of crude oil and
		company		petrochemical products
Sinopec Senmei (Fujian)	RMB 1,840	Limited	55.00	Marketing and distribution of refined
Petroleum Limited		company		petroleum products
Sinopec Chemical Sales	RMB 1,000	Limited	100.00	Trading of petrochemical products
Company Limited		company

Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong respectively, all of the above principal subsidiaries are incorporated in the PRC.

Note:	The Company consolidated the financial statements of the entity because it controlled the board of this entity and had the power to govern its financial and operating policies.

36	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Overview

Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and fellow subsidiaries, advances to third parties, amounts due from associates and jointly controlled entities, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, trade accounts payable, bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, derivative financial instruments and advances from third parties.

The Group has exposure to the following risks from its use of financial instruments:

	l	credit risk;

	l	liquidity risk;

	l	market risk; and

	l	equity price risk

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management controls and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Company’s audit committee.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institution in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. Management performs ongoing credit evaluations of the Group’s customers financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total trade accounts receivable. The details of the Group’s credit policy for and quantitative disclosures in respect of the Group’s exposure on credit risk relating to trade receivables are set out in Note 22.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

36	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach in managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Management prepares monthly cash flow budget to ensure that the Group will always have sufficient liquidity to meet its financial obligation as they fall due. Management arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the Group’s liquidity risk.

At 30 June 2009, the Group has standby credit facilities with several PRC financial institutions which provide the Group to borrow up to RMB 164,000 million (2008: RMB 185,000 million) on an unsecured basis, at a weighted average interest rate of 3.192% per annum (2008: 4.647%). At 30 June 2009, the Group’s outstanding borrowings under these facilities were RMB 20,586 million (2008: RMB 33,484 million) and were included in short-term debts.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

	At 30 June 2009

		Total
		contractual	Within 1	More than 1	More than 2
	Carrying	undiscounted	year or on	year but less	years but less	More than
	amount	cash flow	demand	than 2 years	than 5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term debts	35,382	35,894	35,894	—	—	—
Long-term debts	116,427	142,761	3,795	9,123	107,702	22,141
Loans from Sinopec Group
Company and fellow subsidiaries	54,854	55,266	19,530	176	—	35,560
Trade accounts payable	84,673	84,673	84,673	—	—	—
Bills payable	32,058	32,059	32,059	—	—	—
Accrued expenses and
other payables	59,980	59,980	59,980	—	—	—
	383,374	410,633	235,931	9,299	107,702	57,701
Derivatives settled gross:
Forward exchange contracts
– outflow	(576)	(577)	(577)	—	—	—
– inflow	586	587	587	—	—	—

	At 31 December 2008

		Total
		contractual	Within 1	More than 1	More than 2
	Carrying	undiscounted	year or on	year but less	years but less	More than
	amount	cash flow	demand	than 2 years	than 5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term debts	75,516	77,303	77,303	—	—	—
Long-term debts	90,254	115,721	3,442	12,712	30,013	69,554
Loans from Sinopec Group
Company and fellow subsidiaries	70,300	71,774	34,618	509	627	36,020
Trade accounts payable	56,464	56,464	56,464	—	—	—
Bills payable	18,753	18,768	18,768	—	—	—
Accrued expenses and
other payables	53,108	53,108	53,108	—	—	—
	364,395	393,138	243,703	13,221	30,640	105,574
Derivatives settled gross:
Forward exchange contracts
– outflow	(4,366)	(4,415)	(4,415)	—	—	—
– inflow	4,480	4,531	4,531	—	—	—

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s working capital requirements and repay its short-term and long-term debts and other obligations when they become due.

36	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in US Dollars, Japanese Yen and Hong Kong Dollars. The Group enters into foreign exchange contracts to manage its currency risk exposure.

The changes in the fair value of forward exchange contracts that economically hedge monetary assets and liabilities in foreign currencies are recognised as finance costs in the consolidated income statement. The fair value of forward exchange contracts used by the Group as economic hedges of monetary assets and liabilities in foreign currencies at 30 June 2009 was a derivative financial asset of RMB 10 million (2008: RMB 114 million).

Included in derivative financial instruments, short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions

Gross exposure arising from loans and borrowings
US Dollars	USD (1,453)	USD (1,232)
Japanese Yen	JPY (25,340)	JPY (28,037)
Hong Kong Dollars	HKD (11,491)	HKD (11,192)
Notional amounts of forward exchange contracts
US Dollars	USD 86	USD 660

A 5 percent strengthening of Renminbi against the following currencies at 30 June 2009 and 31 December 2008 would have increased profit for the period / year and retained earnings of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2008.

	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions

US Dollars	350	147
Japanese Yen	68	80
Hong Kong Dollars	380	370

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of each respective entity within the Group.

Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts. Debts bearing interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of short-term and long-term debts, and loans from Sinopec Group Company and fellow subsidiaries of the Group are disclosed in Note 26.

As at 30 June 2009, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net profit and retained earnings by approximately RMB 213 million (for the year ended 31 December 2008: RMB 263 million). This sensitivity analysis has been on an annualised basis determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s debts outstanding at that date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2008.

36	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil and refined petroleum products. The fluctuations in prices of crude oil and refined petroleum products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of such risk. The fair values of these derivative financial instruments as at 30 June 2009 are set out in Notes 24 and 28.

As at 30 June 2009, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined petroleum products, with all other variables held constant, would decrease/increase the Group’s profit for the period and retained earnings by approximately RMB 2 million (for the year ended 31 December 2008: RMB nil), and decrease/increase the Group’s other reserves by approximately RMB 236 million (for the year ended 31 December 2008: RMB 200 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2008.

Equity price risk

The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. At 30 June 2009, the Group’s exposure to equity price risk is the derivative embedded in the Convertible Bonds issued by the Company as disclosed in Note 26(h).

As at 30 June 2009, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s profit for the period and retained earnings by approximately RMB 93 million; a decrease of 20% in the Company’s own share price would increase the Group’s profit for the period and retained earnings by approximately RMB 196 million. This sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant.

Fair values

The disclosures of the fair value estimates, methods and assumptions, set forth below for the Group’s financial instruments, are made to comply with the requirements of IFRS 7 and IAS 39 and should be read in conjunction with the Company’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by the management using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair values of the Group’s financial instruments (other than long-term indebtedness and investment securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group that range between 2.46% to 5.94% (2008: 3.58% to 5.94%). The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 30 June 2009 and 31 December 2008:

	At 30 June	At 31 December
	2009	2008
	RMB millions	RMB millions

Carrying amount	125,375	109,415
Fair value	128,945	113,060

The Group has not developed an internal valuation model necessary to estimate the fair values of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation, the Group’s existing capital structure and the terms of the borrowings.

The fair value of available-for-sale equity securities, which amounted to RMB 201 million as at 30 June 2009 (2008: RMB 154 million) was based on quoted market price on the PRC stock exchange. Investments in unquoted equity securities are individually and in the aggregate not material to the Group’s financial condition or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted other investments in equity securities for long term purpose.

37	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the interim financial statements. Management bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of such policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the interim financial statements. The principal accounting policies are set forth in Note 2. Management believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the interim financial statements.

Oil and gas properties and reserves

The accounting for the exploration and production’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as ÒprovedÓ. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties’ capitalised costs are amortised based on the units of oil or gas produced.

Impairment for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered ÒimpairedÓ, and an impairment loss may be recognised in accordance with IAS 36 ÒImpairment of AssetsÓ. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

Depreciation

Property, plant and equipment, other than oil and gas properties, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the assets’ estimated residual value. Management reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

37	ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Impairment for bad and doubtful debts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the Group’s customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

Allowance for diminution in value of inventories

If the costs of inventories fall below their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

38	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDING 31 DECEMBER 2009

Up to the date of issue of these interim financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the annual accounting period ending 31 December 2009 and which have not been adopted in these interim financial statements.

Management is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application and has so far concluded that the adoption of these amendments, new standards and new interpretations is unlikely to have a significant impact on the Group’s results of operations and financial position.

39	POST BALANCE SHEET EVENT

Pursuant to the resolution passed at the Directors’ meeting on 21 August 2009, the Group entered into an agreement with a subsidiary of Sinopec Group Company to acquire the entire equity interests of certain entities primarily engaged in research and development activities, for a total cash consideration of RMB 3,946 million. The transaction is subject to the approval from the relevant PRC governmental body.

40	PARENT AND ULTIMATE HOLDING COMPANY

The directors consider the parent and ultimate holding company of the Group as at 30 June 2009 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

(C)	DIFFERENCES BETWEEN FINANCIAL STATEMENTS PREPARED UNDER ASBE AND IFRS

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s financial statements prepared under ASBE and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, display or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i)	Revaluation of land use rights

Under ASBE, land use rights are carried at revalued amount. Under IFRS, land use rights are carried at historical cost less amortisation. Accordingly, the surplus on the revaluation of land use rights, credited to revaluation reserve, was eliminated.

(ii)	Government grants

Under ASBE, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.

Effects of major differences between the net profit under ASBE and the profit for the period under IFRS are analysed as follows:

		Six-month periods ended 30 June
	Note	2009	2008
		RMB millions	RMB millions

Net profit under ASBE		34,650	7,749
Adjustments:
Reduced amortisation on revaluation of land use rights	(i)	15	15
Government grants	(ii)	51	—
Effects of the above adjustments on taxation		(3)	(4)
Profit for the period under IFRS*		34,713	7,760

Effects of major differences between the shareholders’ equity under ASBE and the total equity under IFRS are analysed as follows:

		At 30 June	At 31 December
	Note	2009	2008
		RMB millions	RMB millions

Shareholders’ equity under ASBE		376,760	350,166
Adjustments:
Revaluation of land use rights	(i)	(997)	(1,012)
Government grants	(ii)	(861)	(912)
Effects of the above adjustments on taxation		297	300
Total equity under IFRS*		375,199	348,542

*	The above figures are extracted from the financial statements prepared in accordance with IFRS which have been audited by KPMG.

DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during normal business hours after 21 August 2009 (Friday) at the legal address of Sinopec Corp. upon requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association of Sinopec Corp. and the laws and regulations of the PRC:

1	The original Interim report for the first half of 2009 signed by the Chairman;

2
The original audited financial statements and consolidated financial statements of Sinopec Corp. for the six-month period ended 30 June 2009 prepared in accordance with IFRS and the ASBE and signed by Mr. Su Shulin, Chairman, Mr. Wang Tianpu, Vice Chairman and President, and Mr. Wang Xinhua, Chief Financial Officer and head of the Corporate Finance Department;

3	The original auditors’ reports in respect of the above financial statements signed by the auditors; and

4	All original documents and announcements published by Sinopec Corp. in the newspapers specified by the China Securities Regulatory Commission during the reporting period.

By Order of the Board
Su Shulin
Chairman

Beijing, PRC, 21 August 2009

WRITTEN CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

In accordance with the relevant provisions and requirements of the Securities Law of the People’s Republic of China and Management Rules for Information Disclosure by Listed Companies issued by the China Securities Regulatory Commission, as the Board Directors and senior management of Sinopec Corp., we have carefully reviewed the 2009 interim report of Sinopec Corp. and concluded that this interim report truly and objectively represents the business performance of Sinopec Corp. in the first half of 2009, contains no false representations, misleading statements or material omissions and complies with the requirements of the China Securities Regulatory Commission and other relevant regulatory authorities.

Signatures of the Directors and Senior Management:

Su Shulin	Wang Tianpu	Zhang Yaocang

Zhang Jianhua	Wang Zhigang	Cai Xiyou

Cao Yaofeng	Li Chunguang	Dai Houliang

Liu Yun	Liu Zhongli	Ye Qing

Li Deshui	Xie Zhongyu	Chen Xiaojin

Wang Xinhua	Zhang Kehua	Zhang Haichao

Jiao Fangzheng	Lei Dianwu	Chen Ge

21 August 2009

This interim report is published in both English and Chinese. Should any conflict regarding meaning arises, the Chinese version shall prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: August 24, 2009